SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 24, 2023
KT Corporation

By:	/s/ Seunghoon Chi
Name:	Seunghoon Chi
Title:	Vice President

By:	/s/ Sanghyun Cho
Name:	Sanghyun Cho
Title:	Director

KT Corporation and Subsidiaries

Consolidated Interim Financial Statements

March 31, 2023 and 2022

ATTACHMENT: INDEPENDENT AUDITOR’S REVIEW REPORT

KT Corporation

KT Corporation and Subsidiaries

Consolidated Interim Financial Statements

March 31, 2023 and 2022	Page(s)

Report on Review of Interim Financial Statements	1 - 2

Consolidated Interim Financial Statements

Consolidated Interim Statements of Financial Position	3 - 4

Consolidated Interim Statements of Profit or Loss	5

Consolidated Interim Statements of Comprehensive Income	6

Consolidated Interim Statements of Changes in Equity	7 - 10

Consolidated Interim Statements of Cash Flows	11 - 12

Notes to the Consolidated Interim Financial Statements	13 - 77

Deloitte Anjin LLC 9F., One IFC, 10, Gukjegeumyung-ro, Youngdeungpo-gu, Seoul 07326, Korea Tel: +82 (2) 6676 1000 Fax: +82 (2) 6674 2114 www.deloitteanjin.co.kr

Independent Auditor’s Review Report

[English Translation of Independent Auditor’s Review Report Originally Issued in Korean on May 15, 2023]

To the Shareholders and the Board of Directors of KT Corporation.

Reviewed Consolidated Interim Financial Statements

We have reviewed the accompanying Consolidated Interim financial statements of KT Corporation and its subsidiaries (collectively referred to as the “Group”).The Consolidated Interim financial statements consist of the consolidated statement of financial position as of March 31, 2023, and the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2023, all expressed in Korean won, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Interim Financial Statements

Management is responsible for the preparation and fair presentation of these Consolidated Interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No. 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of Consolidated Interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express a conclusion on the accompanying Consolidated Interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semi-annual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of Consolidated Interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying Consolidated Interim financial statements referred to above are not presented fairly, in all material respects, in accordance with K-IFRS.

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee (“DTTL”), its network of member firms, and their related entities. DTTL and each of its member firms are legally separate and independent entities. DTTL (also referred to as “Deloitte Global”) does not provide services to clients. Please see www.deloitte.com/kr/about to learn more about our global network of member firms.

Deloitte Touche Tohmatsu Limited is a private company limited by guarantee incorporated in England & Wales under company number 07271800, and its registered office is Hill House, 1 Little New Street, London, EC4a, 3TR, United Kingdom.

Other Matters

The accompanying Consolidated Interim statements of profit or loss, comprehensive income, changes in equity and cash flows for the three-month period ended March 31, 2022 for comparative purpose, were reviewed by other auditors, whose report thereon dated May 16, 2022, expressed that nothing came to their attention that caused them to believe that those Consolidated Interim financial statements as of March 31, 2022 were not prepared fairly, in all material respects, in accordance with K-IFRS No.1034 Interim Financial Reporting.

The consolidated statement of financial position as of December 31, 2022, and the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by other auditors, whose report thereon dated March 8, 2023, expressed an unqualified opinion. The accompanying statement of financial position as of December 31, 2022, presented for comparative purposes, is not different from that audited by other auditors in all material respects.

Seoul, Korea

May 15, 2023

Notice to Readers

This review report is effective as of May 15, 2023, the auditor’s review report date. Certain subsequent events or circumstances may have occurred between the auditor’s review report date and the time the auditor’s review report is read. Such events or circumstances could significantly affect the financial statements and may result in modifications to the auditor’s review report.

KT Corporation and Subsidiaries

Consolidated Interim Statements of Financial Position

March 31, 2023 and December 31, 2022

(in millions of Korean won)	Notes	March 31, 2023		December 31, 2022

Assets

Current assets
Cash and cash equivalents	4	~~W~~	2,109,228	~~W~~	2,449,062
Trade and other receivables, net	4, 5		5,579,824		6,098,072
Other financial assets	4, 6		1,433,001		1,322,452
Current tax assets			1,181		1,543
Inventories, net	7		779,582		709,191
Other current assets	8		2,299,046		2,101,212

Total current assets			12,201,862		12,681,532

Non-current assets
Trade and other receivables, net	4, 5		1,344,839		1,491,046
Other financial assets	4, 6		2,644,940		2,501,484
Property and equipment, net	9		14,562,195		14,772,179
Right-of-use assets	16		1,272,623		1,280,334
Investment properties, net	9		1,973,167		1,933,358
Intangible assets, net	9		3,068,480		3,129,833
Investments in associates and joint ventures	10		1,493,113		1,480,722
Deferred tax assets			588,258		578,443
Net defined benefit assets	14		264,034		311,142
Other non-current assets	8		800,926		820,608

Total non-current assets			28,012,575		28,299,149

Total assets		~~W~~	40,214,437	~~W~~	40,980,681

(Continued)

See accompanying notes to the consolidated interim financial statements.

KT Corporation and Subsidiaries

Consolidated Interim Statements of Financial Position (Continued)

March 31, 2023 and December 31, 2022

(in millions of Korean won)	Notes	March 31, 2023		December 31, 2022

Liabilities

Current liabilities
Trade and other payables	4, 11	~~W~~	6,424,709	~~W~~	7,333,165
Borrowings	4, 12		2,224,166		1,827,042
Other financial liabilities	4, 6		14,567		8,791
Current tax liabilities			150,610		232,382
Provisions	13		108,841		109,133
Deferred income			54,527		55,737
Other current liabilities	8		1,187,370		1,133,018

Total current liabilities			10,164,790		10,699,268

Non-current liabilities
Trade and other payables	4, 11		833,591		1,064,099
Borrowings	4, 12		8,352,924		8,179,643
Other financial liabilities	4, 6		418,651		412,650
Net defined benefit liabilities	14		55,644		51,654
Provisions	13		99,011		91,233
Deferred income	19		163,489		165,186
Deferred tax liabilities			1,051,645		967,650
Other non-current liabilities	8		922,712		934,575

Total non-current liabilities			11,897,667		11,866,690

Total liabilities			22,062,457		22,565,958

Equity attributable to owners of the Controlling Company
Share capital			1,564,499		1,564,499
Share premium			1,440,258		1,440,258
Retained earnings	17		14,008,280		14,257,343
Accumulated other comprehensive income			(9,455)		(77,776)
Other components of equity	18		(646,194)		(572,152)

			16,357,388		16,612,172

Non-controlling interests			1,794,592		1,802,551

Total equity			18,151,980		18,414,723

Total liabilities and equity		~~W~~	40,214,437	~~W~~	40,980,681

(Concluded)

See accompanying notes to the consolidated interim financial statements.

KT Corporation and Subsidiaries

Consolidated Interim Statements of Profit or Loss

Three-Month Periods Ended March 31, 2023 and 2022

		Three-Month Period Ended March 31
(in millions of Korean won, except per share amounts)	Notes	2023		2022
Operating revenue	19	~~W~~	6,443,676	~~W~~	6,277,700
Operating expenses	20		5,957,571		5,651,081

Operating profit			486,105		626,619
Other income	21		68,986		62,697
Other expenses	21		60,237		51,156
Finance income	22		173,334		160,521
Finance costs	22		226,781		152,844
Share of net losses of associates and joint ventures	10		(3,805)		(3,645)

Profit before income tax expense			437,602		642,192
Income tax expense			127,974		186,797

Profit for the period		~~W~~	309,628	~~W~~	455,395

Profit attributable to:
Owners of the Controlling Company:		~~W~~	296,614	~~W~~	409,825
Non-controlling interest:			13,014		45,570

Earnings per share attributable to the equity holders of the Controlling Company during the period (in Korean won):	24
Basic earnings per share		~~W~~	1,159	~~W~~	1,738
Diluted earnings per share			1,158		1,736

See accompanying notes to the consolidated interim financial statements.

KT Corporation and Subsidiaries

Consolidated Interim Statements of Comprehensive Income

Three-Month Periods Ended March 31, 2023 and 2022

		Three-Month Period Ended March 31
(in millions of Korean won)	Notes	2023		2022
Profit for the period		~~W~~	309,628	~~W~~	455,395

Other comprehensive income
Items that will not be reclassified to profit or loss:
Remeasurements of the net defined benefit liabilities	14		(5,410)		(480)
Share of remeasurement of the net defined benefit liabilities of associates and joint ventures			1,068		(2)
Gain (loss) on valuation of equity instruments at fair value through other comprehensive income	6		72,817		(986)
Items that may be subsequently reclassified to profit or loss:
Valuation gain on cash flow hedges	6		56,596		27,832
Other comprehensive income from cash flow hedges reclassified to profit or loss			(67,025)		(33,283)
Share of other comprehensive income from associates and joint ventures			8,839		(4,933)
Exchange differences on translation of foreign operations			7,477		4,837

Other comprehensive income for the period, net of tax			74,362		(7,015)

Total comprehensive income for the period		~~W~~	383,990	~~W~~	448,380

Total comprehensive income is attributable to:
Owners of the Controlling Company		~~W~~	365,523	~~W~~	402,060
Non-controlling interests			18,467		46,320

See accompanying notes to the consolidated interim financial statements.

KT Corporation and Subsidiaries

Consolidated Statements of Changes in Equity

Three-Month Periods Ended March 31, 2023 and 2022

		Attributable to owners of the Controlling Company
(in millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total		Non-controlling interest		Total equity
Balance as of January 1, 2022		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	13,287,390	~~W~~	117,469	~~W~~	(1,433,080)	~~W~~	14,976,536	~~W~~	1,590,625	~~W~~	16,567,161
Comprehensive income
Profit for the period			—		—		409,825		—		—		409,825		45,570		455,395
Remeasurements of net defined benefit liabilities	14		—		—		(304)		—		—		(304)		(176)		(480)
Share of remeasurement of the net defined benefit liabilities of associates and joint ventures			—		—		(2)		—		—		(2)		—		(2)
Share of other comprehensive loss of associates and joint ventures			—		—		—		(3,180)		—		(3,180)		(1,753)		(4,933)
Valuation loss on cash flow hedge	6		—		—		—		(5,367)		—		(5,367)		(84)		(5,451)
Loss on valuation of financial assets at fair value through other comprehensive income			—		—		—		(596)		—		(596)		(390)		(986)
Exchange differences on translation of foreign operations			—		—		—		1,684		—		1,684		3,153		4,837

Total comprehensive income for the period			—		—		409,519		(7,459)		—		402,060		— 46,320		448,380

(Continued)

See accompanying notes to the consolidated interim financial statements.

KT Corporation and Subsidiaries

Consolidated Statements of Changes in Equity (Continued)

Three-Month Periods Ended March 31, 2023 and 2022

		Attributable to owners of the Controlling Company
(in millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total		Non- controlling interest		Total equity
Transactions with owners
Dividends paid by the Controlling Company			—		—		(450,393)		—		—		(450,393)		—		(450,393)
Dividends paid to non-controlling interest of subsidiaries			—		—		—		—		—		—		(26,407)		(26,407)
Effect of change in connection range			—		—		—		—		—		—		1,000		1,000
Change in ownership interest in subsidiaries			—		—		—		—		207		207		(1,360)		(1,153)
Appropriations of loss on disposal of treasury stock			—		—		(11,577)		—		11,577		—		—		—
Conversion of redeemable convertible preferred stock into common stock of subsidiaries			—		—		—		—		—		—		58,234		58,234
Others			—		—		—		—		(4,084)		(4,084)		1,109		(2,975)

Subtotal			—		—		(461,970)		—		7,700		(454,270)		32,576		(421,694)

Balance as of March 31, 2022		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	13,234,939	~~W~~	110,010	~~W~~	(1,425,380)	~~W~~	14,924,326	~~W~~	1,669,521	~~W~~	16,593,847

(Continued)

See accompanying notes to the consolidated interim financial statements.

KT Corporation and Subsidiaries

Consolidated Statements of Changes in Equity (Continued)

Three-Month Periods Ended March 31, 2023 and 2022

		Attributable to owners of the Controlling Company
(in millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total		Non- controlling interest		Total equity
Balance as of January 1, 2023		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	14,257,343	~~W~~	(77,776)	~~W~~	(572,152)	~~W~~	16,612,172	~~W~~	1,802,551	~~W~~	18,414,723
Comprehensive income
Profit for the period			—		—		296,614		—		—		296,614		13,014		309,628
Remeasurements of net defined benefit liabilities	14		—		—		(691)		—		—		(691)		(4,719)		(5,410)
Share of remeasurement of the net defined benefit liabilities of associates and joint ventures			—		—		1,055		—		—		1,055		13		1,068
Share of other comprehensive loss of associates and joint ventures			—		—		—		6,237		—		6,237		2,602		8,839
Valuation loss on cash flow hedge	6		—		—		—		(9,997)		—		(9,997)		(432)		(10,429)
Gain on valuation of financial assets at fair value through other comprehensive income			—		—		224		72,421		—		72,645		172		72,817
Exchange differences on translation of foreign operations			—		—		—		(340)		—		(340)		7,817		7,477

Total comprehensive income for the period			—		—		297,202		68,321		—		365,523		18,467		383,990

(Continued)

See accompanying notes to the consolidated interim financial statements.

KT Corporation and Subsidiaries

Consolidated Statements of Changes in Equity (Continued)

Three-Month Periods Ended March 31, 2023 and 2022

		Attributable to owners of the Controlling Company
(in millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total		Non- controlling interest		Total equity
Transactions with owners
Dividends paid by the Controlling Company			—		—		(501,843)		—		—		(501,843)		—		(501,843)
Dividends paid to non-controlling interest of subsidiaries			—		—		—		—		—		—		(24,441)		(24,441)
Change in ownership interest in subsidiaries			—		—		—		—		741		741		(2,994)		(2,253)
Appropriations of loss on disposal of treasury stock			—		—		(44,422)		—		44,422		—		—		—
Acquisition of treasury stock			—		—		—		—		(121,975)		(121,975)		—		(121,975)
Others			—		—		—		—		2,770		2,770		1,009		3,779

Subtotal			—		—		(546,265)		—		(74,042)		(620,307)		(26,426)		(646,733)

Balance as of March 31, 2023		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	14,008,280	~~W~~	(9,455)	~~W~~	(646,194)	~~W~~	16,357,388	~~W~~	1,794,592	~~W~~	18,151,980

(Concluded)

See accompanying notes to the consolidated interim financial statements.

KT Corporation and Subsidiaries

Consolidated Statements of Cash Flows

Three-Month Periods Ended March 31, 2023 and 2022

		Three-Month Period Ended March 31
(in millions of Korean won)	Notes	2023		2022
Cash flows from operating activities
Cash generated from operations	25	~~W~~	1,060,791	~~W~~	891,421
Interest paid			(108,887)		(64,688)
Interest received			85,084		69,082
Dividends received			2,850		47,018
Income tax paid			(125,609)		(106,750)

Net cash inflow from operating activities			914,229		836,083

Cash flows from investing activities
Collection of loans			11,246		12,539
Disposal of financial assets at fair value through profit or loss			45,678		80,601
Disposal of financial assets at amortized cost			236,071		176,623
Disposal of financial assets at fair value through other comprehensive income			300		89,064
Disposal of investments in associates and joint ventures			1,050		888
Disposal of property, equipment and investment properties			8,640		94,480
Disposal of intangible assets			1,814		51
Disposal of right-of-use assets			364		276
Disposal of derivatives			4,888		—
Loans granted			(11,293)		(12,523)
Acquisition of financial assets at fair value through profit or loss			(7,974)		(130,074)
Acquisition of financial assets at amortized cost			(380,501)		(295,877)
Acquisition of financial assets at fair value through other comprehensive income			—		(584)
Acquisition of investments in associates and joint ventures			(10,136)		(156,780)
Acquisition of property and equipment and investment properties			(1,040,575)		(995,194)
Acquisition of intangible assets			(370,747)		(351,364)
Acquisition of right-of-use assets			(416)		(1,047)
Acquisition of derivatives			—		(43)
Decrease in cash due to business combination			(3,134)		(335)

Net cash outflow from investing activities			(1,514,725)		(1,489,299)

(Continued)

See accompanying notes to the consolidated interim financial statements.

KT Corporation and Subsidiaries

Consolidated Statements of Cash Flows (Continued)

Three-Month Periods Ended March 31, 2023 and 2022

		Three-Month Period Ended March 31
(in millions of Korean won)	Notes	2023		2022
Cash flows from financing activities
Proceeds from borrowings			1,043,904		977,787
Cash inflow from consolidated capital transactions			—		1,040
Cash inflow from other financing activities			75		75
Repayments of borrowings			(571,569)		(568,652)
Decrease in finance lease liabilities			(89,366)		(95,066)
Acquisition of treasury stock			(121,975)		—
Cash outflow from consolidated equity transaction			(2,407)		—

Net cash inflow from financing activities			258,662		315,184

Effect of exchange rate change on cash and cash equivalents			2,000		660

Net increase (decrease) in cash and cash equivalents			(339,834)		(337,372)
Cash and cash equivalents
Beginning of the period			2,449,062		3,019,592

End of the period		~~W~~	2,109,228	~~W~~	2,682,220

(Concluded)

See accompanying notes to the consolidated interim financial statements.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2023 and 2022

1.	General Information

The consolidated financial statements have been prepared by KT Corporation, the “Controlling company” as defined under Korean IFRS 1110 Consolidated Financial Statements, by consolidating 84 subsidiaries (collectively referred to as the “Group”) including BC Card Co., Ltd., etc. as described in Note 1.2

1.1	The Controlling Company

The Controlling Company, in accordance with the Korea Telecommunications Corporation Act, was established as a 100% government-invested institution on January 1, 1982, when it comprehensively succeeded the telegraph and telephone business from the Korea Communications Commission (former Ministry of Information and Communication) to promote management of public telecommunications business and communication technology, and to contribute to improvement of public welfare. After its establishment, the Controlling Company has been operating in public telecommunications business through a nationwide business network including headquarters and business departments. The address of the registered headquarter is 90, Buljeong-ro, Bundang-gu, Seongnam City, Gyeonggi Province, Korea.

On October 1, 1997, the Controlling Company was converted into a government-invested institution pursuant to the Act on Management Structure Improvement and Privatization of Public Enterprises and was listed on the KRX stock market which was established by the Korea Exchange. On May 29, 1999, the Controlling Company was listed on the New York Stock Exchange by issuing a stock depository certificate containing newly issued 24,282,195 shares of common stock along with 20,813,311 shares held by the government. On July 2, 2001, a stock depositary certificate containing 55,502,161 stocks held by the government was additionally issued and listed on the New York Stock Exchange.

In 2002, the Controlling Company acquired the entire shares previously held by the government in accordance with the Korean government’s public enterprise privatization plan. As of March 31, 2023, the Korean government does not own any shares in the Controlling Company.

1.2	Consolidated Subsidiaries

(1) The consolidated subsidiaries as of March 31, 2023 and December 31, 2022, are as follows:

			Controlling Interest [1] (%)
Subsidiary	Type of business	Location	March 31, 2023	December 31, 2022	Closing month
KT Linkus Co., Ltd.	Public telephone maintenance	Korea	92.4%	92.4%	December
KT Submarine Co., Ltd. [2,4]	Submarine cable construction and maintenance	Korea	32.9%	32.9%	December
KT Telecop Co., Ltd.	Security service	Korea	86.8%	86.8%	December
KT Alpha Co., Ltd. [4]	Data communication	Korea	73.0%	73.0%	December
KT Service Bukbu Co., Ltd.	Opening services of fixed line	Korea	67.3%	67.3%	December

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2023 and 2022

			Controlling Interest [1] (%)
Subsidiary	Type of business	Location	March 31, 2023	December 31, 2022	Closing month
KT Service Nambu Co., Ltd.	Opening services of fixed line	Korea	77.3%	77.3%	December
KT Commerce Inc.	B2C, B2B service	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.3	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.4	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.5	Investment fund	Korea	100.0%	100.0%	December
BC-VP Strategic Investment Fund No.1	Investment fund	Korea	100.0%	100.0%	December
BC Card Co., Ltd.	Credit card business	Korea	69.5%	69.5%	December
VP Inc. [4]	Payment security service for credit card, others	Korea	69.7%	69.7%	December
H&C Network	Call center for financial sectors	Korea	100.0%	100.0%	December
BC Card China Co., Ltd.	Software development and data processing	China	100.0%	100.0%	December
INITECH Co., Ltd. [4]	Internet banking ASP and security solutions	Korea	63.1%	61.3%	December
Smartro Co., Ltd.	VAN (Value Added Network) business	Korea	64.5%	64.5%	December
KTDS Co., Ltd. [4]	System integration and maintenance	Korea	95.6%	95.6%	December
KT M&S Co., Ltd.	PCS distribution	Korea	100.0%	100.0%	December
GENIE Music Corporation [3,4]	Online music production and distribution	Korea	36.0%	36.0%	December
KT MOS Bukbu Co., Ltd. [4]	Telecommunication facility maintenance	Korea	100.0%	100.0%	December
KT MOS Nambu Co., Ltd. [4]	Telecommunication facility maintenance	Korea	98.4%	98.4%	December
KT Skylife [4]	Satellite TV	Korea	50.2%	50.2%	December
Skylife TV Co., Ltd.	TV contents provider	Korea	100.0%	100.0%	December
KT Estate Inc.	Residential building development and supply	Korea	100.0%	100.0%	December
KT Investment Management Inc.	Asset management, real estate and consulting services	Korea	100.0%	100.0%	December
NEXR Co., Ltd.	Cloud system implementation	Korea	100.0%	100.0%	December
KTGDH Co., Ltd.	Data center development and related service	Korea	100.0%	100.0%	December
KT Sat Co., Ltd.	Satellite communication business	Korea	100.0%	100.0%	December
Nasmedia, Co., Ltd.[2,4]	Solution provider and IPTV advertisement sales business	Korea	44.0%	44.0%	December
KT Sports Co., Ltd.	Management of sports teams	Korea	100.0%	100.0%	December
KT Music Contents Fund No.2	Music and contents investment business	Korea	100.0%	100.0%	December
KT-Michigan Global Content Fund	Content investment business	Korea	88.6%	88.6%	December
KTCS Corporation [2,4]	Database and online information provider	Korea	34.1%	34.1%	December
KTIS Corporation [2,4]	Database and online information provider	Korea	33.3%	33.3%	December
KT M Mobile Co., Ltd.	Special category telecommunications operator and sales of communication device	Korea	100.0%	100.0%	December
KT Investment Co., Ltd.	Financing business for new technology	Korea	100.0%	100.0%	December
PlayD Co., Ltd.	Advertising agency	Korea	70.4%	70.4%	December
Next Connect PFV	Residential building development and supply	Korea	100.0%	100.0%	December
KT Rwanda Networks Ltd.	Network installation and management	Rwanda	51.0%	51.0%	December
AOS Ltd.	System integration and maintenance	Rwanda	51.0%	51.0%	December
KT Japan Co., Ltd.	Foreign investment business and local counter work	Japan	100.0%	100.0%	December

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2023 and 2022

			Controlling Interest [1] (%)
Subsidiary	Type of business	Location	March 31, 2023	December 31, 2022	Closing month
East Telecom LLC	Wireless/fixed line internet business	Uzbekistan	91.6%	91.6%	December
KT America, Inc.	Foreign investment business and local counter work	USA	100.0%	100.0%	December
PT. BC Card Asia Pacific	Software development and supply	Indonesia	99.9%	99.9%	December
KT Hongkong Telecommunications Co., Ltd.	Fixed line telecommunication business	Hong Kong	100.0%	100.0%	December
Korea Telecom Singapore Pte. Ltd.	Foreign investment business and local counter work	Singapore	100.0%	100.0%	December
Texnoprosistem LLC	Fixed line internet business	Uzbekistan	100.0%	100.0%	December
Nasmedia Thailand Co., Ltd.	Internet advertising solution	Thailand	99.9%	99.9%	December
KT Huimangjieum	Manufacturing	Korea	100.0%	100.0%	December
K-REALTY RENTAL HOUSING REIT 3	Residential building	Korea	88.6%	88.6%	December
Storywiz Co., Ltd.	Contents and software development and supply	Korea	100.0%	100.0%	December
KT Engineering Co., Ltd.	Telecommunication facility construction and maintenance	Korea	100.0%	100.0%	December
KT Studio Genie Co., Ltd.	Data communication service and data communication construction business	Korea	90.9%	90.9%	December
KHS Corporation	Operation and maintenance of facilities	Korea	100.0%	100.0%	December
Lolab Co., Ltd.	Truck transportation and trucking arrangement business	Korea	79.8%	79.8%	December
HCN Co., Ltd.	Cable television service	Korea	100.0%	100.0%	December
Millie Seojae [3]	Book contents service	Korea	38.6%	38.6%	December
KT ES Pte. Ltd.	Foreign investment business	Singapore	57.6%	57.6%	December
Epsilon Global Communications PTE. Ltd.	Network service industry	Singapore	100.0%	100.0%	December
Epsilon Telecommunications (SP) PTE. Ltd.	Fixed line telecommunication business	Singapore	100.0%	100.0%	December
Epsilon Telecommunications (US) PTE. Ltd.	Fixed line telecommunication business	Singapore	100.0%	100.0%	December
Epsilon Telecommunications Limited	Fixed line telecommunication business	UK	100.0%	100.0%	December
Epsilon Telecommunications (HK) Limited	Fixed line telecommunication business	Hong Kong	100.0%	100.0%	December
Epsilon US Inc.	Fixed line telecommunication business	USA	100.0%	100.0%	December
Epsilon Telecommunications (BG) EOOD	Employee support service	Bulgaria	100.0%	100.0%	December
Nasmedia-KT Alpha Future Growth Strategic Investment Fund	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund 6	Investment fund	Korea	100.0%	100.0%	December
Altimedia Corporation	Software development and delivery	Korea	100.0%	100.0%	December
Altimidia B.V.(formerly Alticast B.V.)	Software development and delivery	Netherlands	100.0%	100.0%	December
Altimidia Vietnam (formerly Alticast Company Limited)	Software development and delivery	Vietnam	100.0%	100.0%	December
BCCARD VIETNAM LTD.	Software sales business	Vietnam	100.0%	100.0%	December
KTP SERVICES INC.	Fixed line telecommunication business	Philippines	100.0%	100.0%	December
KT RUS LLC	Foreign investment business	Russia	100.0%	100.0%	December
Hangang Real Estate Investment Trust No. 24	Investment fund	Korea	75.0%	75.0%	December
KT DX Vietnam Company Limited	Software development	Vietnam	100.0%	100.0%	December
KT Cloud Co., Ltd	Information telecommunication business	Korea	100.0%	100.0%	December

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2023 and 2022

			Controlling Interest [1] (%)
Subsidiary	Type of business	Location	March 31, 2023	December 31, 2022	Closing month
Pocheon Jeonggyori Development Co., Ltd.	Residential building development	Korea	80.9%	80.9%	December
PT CRANIUM ROYAL ADITAMA	Software development	Indonesia	67.0%	67.0%	December
KT Primorye IDC LLC	Data processing and associated service delivery	Russia	99.0%	99.0%	December
Juice Inc. [3,4]	Online information provider/Software development and delivery	Korea	42.6%	41.2%	December
open cloud lab Co., Ltd (formerly SPARK AND ASSOCIATES INC.)	IT consulting service and Telecommunication equipment sales	Korea	100.0%	100.0%	December
KD Living, Inc.	Residential building management	Korea	100.0%	51.0%	December
KT HEALTHCARE VINA COMPANY LIMITED	Medical service	Vietnam	100.0%	—	December

[1]	Sum of the interests owned by the Controlling Company and subsidiaries.
[2]

Although the Controlling Company owns less than 50% interest in Nasmedia, Co., Ltd., KT Submarine Co., Ltd., KTCS Corporation and KTIS Corporation, these entities are consolidated as the Controlling Company can exercise the majority of the voting rights in its decision-making process at all times considering voting patterns at previous shareholders’ meetings.

[3]

Although the Controlling Company owns less than 50% interest in Millie Seojae, Juice Inc. and GENIE Music Corporation, these entities are consolidated as the Controlling Company holds the majority of the voting right based on an agreement with other investors.

[4]	The number of treasury stocks held by subsidiaries are deducted from the total number of shares when calculating the controlling percentage interest.

(2) Changes in Scope of Consolidation

Subsidiaries newly included/excluded in the consolidation during the three-month period ended March 31, 2023:

Changes	Location	Name of subsidiary	Reason
Included	Korea	KD Living, Inc.	Transferred
Included	Vietnam	KT HEALTHCARE VINA COMPANY LIMITED	Newly established
Excluded	United Arab Emirates	Epsilon M E A General Trading LLC	Liquidated
Excluded	Korea	Alpha DX Solution Co., Ltd.	Merged
Excluded	Korea	KT Strategic Investment Fund No.2	Liquidated

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2023 and 2022

(3)	Summarized information for consolidated subsidiaries as of March 31, 2023 and December 31, 2022 and for the three-month periods ended March 31, 2023 and 2022, is as follows:

(in millions of Korean won)	March 31, 2023				Three-month periods ended March 31, 2023
	Total assets		Total liabilities		Operating revenues [3]		Profit (loss) for the period [3]
KT Linkus Co., Ltd.	~~W~~	56,791	~~W~~	55,817	~~W~~	19,652	~~W~~	915
KT Submarine Co., Ltd.		124,208		10,920		8,579		1,668
KT Telecop Co., Ltd.		374,327		234,053		129,184		1,735
KT Alpha Co., Ltd.		395,650		154,683		107,385		3,771
KT Service Bukbu Co., Ltd.		54,854		46,237		58,214		(237)
KT Service Nambu Co., Ltd.		70,764		57,420		70,544		(627)
BC Card Co., Ltd. [1]		5,005,024		3,452,246		953,163		(1,318)
H&C Network [1]		87,064		4,715		6,826		508
Nasmedia Co., Ltd. [1]		468,772		230,668		32,105		2,857
KTDS Co., Ltd. [1]		343,860		171,359		162,891		9,764
KT M&S Co., Ltd.		252,209		200,680		173,184		555
KT MOS Bukbu Co., Ltd.		45,095		26,044		23,779		2,919
KT MOS Nambu Co., Ltd.		44,046		25,899		23,670		1,553
KT Skylife Co., Ltd. [1]		1,307,738		461,661		254,787		7,645
KT Estate Inc. [1]		2,441,301		816,664		112,812		(1,228)
KT GDH Co., Ltd.		12,196		1,559		1,122		174
KT Sat Co., Ltd.		683,149		94,135		42,289		7,693
KT Sports Co., Ltd.		29,411		24,468		8,239		(7,816)
KT Music Contents Fund No.2		15,576		76		138		60
KT-Michigan Global Content Fund		2,355		—		—		11
KT M Mobile Co., Ltd.		150,504		45,869		71,684		2,344
KT Investment Co., Ltd. [1]		109,916		82,962		12,884		2,782
KTCS Corporation [1]		392,439		205,476		214,943		4,111
KTIS Corporation		397,069		197,929		142,720		4,616
Next Connect PFV		645,811		299,276		—		(232)
KT Japan Co., Ltd. [1]		1,950		3,193		697		66
KT America, Inc.		6,080		820		2,305		21
KT Rwanda Networks Ltd. [2]		128,808		282,389		8,257		(11,489)
AOS Ltd. [2]		11,302		836		2,133		333
KT Hong Kong Telecommunications Co., Ltd.		10,745		4,830		4,666		53
KT Huimangjieum [1]		7,246		2,505		3,806		322
KT Engineering Co., Ltd.		82,689		36,141		21,229		(5,068)
KT Studio Genie Co., Ltd. [1]		960,848		236,794		110,404		5,457
Lolab Co., Ltd.		49,962		36,017		36,793		(3,900)
East Telecom LLC [1]		45,558		21,825		7,334		2,271
KT ES Pte. Ltd. [1]		248,743		94,917		21,019		(1,387)

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2023 and 2022

(in millions of Korean won)	March 31, 2023		Three-month periods ended March 31, 2023
	Total assets	Total liabilities	Operating revenues [3]	Profit (loss) for the period [3]
KTP SERVICES INC.	2,820	889	235	53
Altimedia Corporation [1]	42,886	14,691	8,299	(840)
KT RUS LLC [1]	638	11	—	(332)
KT DX Vietnam Company Limited	1,860	3	—	(13)
KT Cloud Co., Ltd. [1]	1,309,567	196,369	148,682	9,939
KT Healthcare Vina Co., Ltd.	14,020	516	—	(47)

[1]	As intermediate controlling companies, financial information from their consolidated financial statements is presented.

(in millions of Korean won)	December 31, 2022				Three-month periods ended March 31, 2022
	Total assets		Total liabilities		Operating revenues [3]		Profit (loss) for the period
KT Linkus Co., Ltd.	~~W~~	47,734	~~W~~	47,498	~~W~~	18,492	~~W~~	(736)
KT Submarine Co., Ltd.		120,255		7,884		11,105		552
KT Telecop Co., Ltd.		370,004		230,965		127,010		518
KT Alpha Co., Ltd.		406,236		172,211		131,965		6,874
KT Service Bukbu Co., Ltd.		74,673		65,820		59,581		773
KT Service Nambu Co., Ltd.		80,450		66,479		69,148		2,046
BC Card Co., Ltd. [1]		5,666,075		4,109,200		902,223		43,692
H&C Network [1]		82,737		6,640		6,964		284
Nasmedia Co., Ltd. [1]		516,945		275,730		32,558		5,502
KTDS Co., Ltd. [1]		401,932		228,474		160,227		10,150
KT M&S Co., Ltd.		255,310		204,336		167,160		5,198
KT MOS Bukbu Co., Ltd.		38,684		22,553		17,390		428
KT MOS Nambu Co., Ltd.		42,011		25,416		16,774		210
KT Skylife Co., Ltd. [1]		1,359,166		503,679		240,809		18,818
KT Estate Inc. [1]		2,480,489		836,672		150,522		45,480
KT GDH Co., Ltd.		12,059		1,596		1,094		149
KT Sat Co., Ltd.		677,980		89,644		42,993		6,285
KT Sports Co., Ltd.		28,220		15,461		10,834		(6,056)
KT Music Contents Fund No.2		15,718		277		679		588
KT-Michigan Global Content Fund		2,371		27		20		11
KT M Mobile Co., Ltd.		152,114		49,816		61,152		(832)
KT Investment Co., Ltd. [1]		103,354		79,182		1,952		1,345
KTCS Corporation [1]		419,726		228,618		223,628		4,676
KTIS Corporation		396,208		199,204		126,061		6,874
Next Connect PFV		624,734		277,967		—		(45)

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2023 and 2022

(in millions of Korean won)	December 31, 2022		Three-month periods ended March 31, 2022
	Total assets	Total liabilities	Operating revenues [3]	Profit (loss) for the period [3]
KT Japan Co., Ltd. [1]	1,888	3,141	458	43
KT America, Inc.	5,945	843	1,730	41
KT Rwanda Networks Ltd. [2]	126,721	267,369	6,642	(6,377)
AOS Ltd. [2]	10,972	905	1,914	304
KT Hong Kong Telecommunications Co., Ltd.	10,505	4,768	4,902	131
KT Huimangjieum [1]	6,984	2,582	4,260	389
KT Engineering Co., Ltd.	141,463	89,853	31,177	(966)
KT Studio Genie Co., Ltd. [1]	987,270	268,911	105,891	2,807
Lolab Co., Ltd.	35,091	17,247	7,219	(889)
East Telecom LLC [1]	42,691	21,645	6,725	1,796
KT ES Pte. Ltd. [1]	240,721	88,640	16,849	(4,267)
KTP SERVICES INC.	3,832	2,044	468	147
Altimedia Corporation [1]	44,861	15,777	8,619	736
KT RUS LLC [1]	967	16	—	35
KT DX Vietnam Company Limited	1,815	6	—	—
KT Cloud Co., Ltd. [1]	1,348,684	245,872	—	—

[1]	As intermediate controlling companies, financial information from their consolidated financial statements is presented
[2]	Convertible preferred stock issued by subsidiaries as of the end of the reporting period is included in liabilities.
[3]	Profit or loss from the date of acquisition of control to the end of the reporting period is included.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2023 and 2022

2.	Material Accounting Policies

2.1	Basis of Preparation

The Group maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS” or “K-IFRS”). The accompanying consolidated interim financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

The consolidated interim financial statements of the Group for the three-month period ended March 31, 2023, have been prepared in accordance with Korean IFRS 1034 Interim Financial Reporting. These consolidated interim financial statements have been prepared in accordance with Korean IFRS which is effective or has been early adopted as of March 31, 2023.

2.2	Changes in Accounting Policies and Disclosures

(1) New and amended standards and interpretations adopted by the Group

The Group has applied the following standards and interpretations for the first time for their annual reporting period commencing January 1, 2023.

•	K-IFRS 1001 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements—Disclosure of Accounting Policies (Amendment)

The amendments change the requirements in K-IFRS 1001 with regard to disclosure of accounting policies. The amendments replace all instances of the term ‘significant accounting policies’ with ‘material accounting policy information’. Accounting policy information is material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements.

The supporting paragraphs in K-IFRS 1001 are also amended to clarify that accounting policy information that relates to immaterial transactions, other events or conditions is immaterial and need not be disclosed. Accounting policy information may be material because of the nature of the related transactions, other events or conditions, even if the amounts are immaterial. However, not all accounting policy information relating to material transactions, other events or conditions is itself material.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2023 and 2022

•	K-IFRS 1001 Presentation of Financial Statements—Disclosure of financial liabilities with condition to adjust exercise price (Amendment)

The amendments require disclosure of valuation gains or losses (limited to those recognized in the profit or loss) of the conversion options or warrants (or financial liabilities including them), if all or part of the financial instrument with exercise price that is adjusted depending on the issuer’s share price change is classified as financial liability as defined in paragraph 11 (2) of K-IFRS 1032.

•	K-IFRS 1008 Accounting Polices, Changes in Accounting Estimates and Errors—Definition of Accounting Estimates (Amendment)

The amendments replace the definition of a change in accounting estimates with a definition of accounting estimates. Under the new definition, accounting estimates are “monetary amounts in financial statements that are subject to measurement uncertainty”.

The definition of a change in accounting estimates was deleted. However, the IASB retained the concept of changes in accounting estimates in the Standard with the following clarifications:

•	A change in accounting estimate that results from new information or new developments is not the correction of an error

•

The effects of a change in an input or a measurement technique used to develop an accounting estimate are changes in accounting estimates if they do not result from the correction of prior period errors

•	K-IFRS 1012 Income Taxes—Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendment)

The amendments introduce a further exception from the initial recognition exemption. Under the amendments, an entity does not apply the initial recognition exemption for transactions that give rise to equal taxable and deductible temporary differences.

Depending on the applicable tax law, equal taxable and deductible temporary differences may arise on initial recognition of an asset and liability in a transaction that is not a business combination and affects neither accounting nor taxable profit. For example, this may arise upon recognition of a lease liability and the corresponding right-of-use asset applying K-IFRS 1116 at the commencement date of a lease.

Following the amendments to K-IFRS 1012, an entity is required to recognise the related deferred tax asset and liability, with the recognition of any deferred tax asset being subject to the recoverability criteria in K-IFRS 1012.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2023 and 2022

The amendments apply to transactions that occur on or after the beginning of the earliest comparative period presented. In addition, at the beginning of the earliest comparative period an entity recognises:

•

A deferred tax asset (to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilised) and a deferred tax liability for all deductible and taxable temporary differences associated with:

①	Right-of-use assets and lease liabilities

②	Decommissioning, restoration and similar liabilities and the corresponding amounts recognised as part of the cost of the related asset

•	The cumulative effect of initially applying the amendments is recognized as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate) at that date.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2023 and 2022

(2) New standards and interpretations not yet adopted by the Group

The amended accounting standard issued that is not mandatory for the annual reporting period commencing January 1, 2023 and has not been early adopted by the Group is as follows:

•	K-IFRS 1001 Presentation of Financial Statements—Classification of Liabilities as Current or Non-current (Amendment)

The amendments clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period, specify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability, explain that rights are in existence if covenants are complied with at the end of the reporting period, and introduce a definition of ‘settlement’ to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services.

In addition, the 2022 amendments specify that only covenants that an entity is required to comply with on or before the end of the reporting period affect the entity’s right to defer settlement of a liability for at least twelve months after the reporting date. Such covenants affect whether the right exists at the end of the reporting period, even if compliance with the covenant is assessed only after the reporting date.

The 2022 amendments also specifies that the right to defer settlement is not affected if an entity only has to comply with a covenant after the reporting period. However, if the entity’s right to defer settlement of a liability is subject to the entity complying with covenants within twelve months after the reporting period, an entity discloses information that enables users of financial statements to understand the risk of the liabilities becoming repayable within twelve months after the reporting period. This would include information about the covenants (including the nature of the covenants and when the entity is required to comply with them), the carrying amount of related liabilities and facts and circumstances, if any, that indicate that the entity may have difficulties complying with the covenants.

The above amendments are applied retrospectively for annual reporting periods beginning on or after 1 January 2024, with early application permitted.

The Group is in review for the impact of the above amendments on the Group’s consolidated financial statements.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2023 and 2022

2.3	Accounting Policies

Material accounting policies and method of computation used in the preparation of the consolidated interim financial statements are consistent with those of the consolidated financial statements for the year ended December 31, 2022, except for the changes due to the application of amendment and enactments of standards described in Note 2.2 (1) and as described below.

(1) Income Tax Expense

Income tax expense for the interim period is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual tax rate is applied to the pre-tax income of the interim period.

3.	Critical Accounting Estimates and Assumptions

The preparation of financial statements requires the Group to make estimates and assumptions concerning the future. Management also needs to exercise judgement in applying the Group’s accounting policies. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. As the resulting accounting estimates will, by definition, seldom equal the actual results, it poses significant risk of resulting in a material adjustment.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2023 and 2022

4.	Financial Instruments by Category

(1)	Financial instruments by category as of March 31, 2023 and December 31, 2022, are as follows:

(in millions of Korean won)	March 31, 2023
Financial assets	Financial assets at amortized cost		Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivatives used for hedging		Total
Cash and cash equivalents	~~W~~	2,109,228	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,109,228
Trade and other receivables		6,647,405		—		277,258		—		6,924,663
Other financial assets		1,227,720		995,863		1,604,873		249,485		4,077,941

(in millions of Korean won)	March 31, 2023
Financial liabilities	Financial liabilities at amortized cost		Financial liabilities at fair value through profit and loss		Derivatives used for hedging		Others		Total
Trade and other payables	~~W~~	6,852,169	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	6,852,169
Borrowings		10,577,090		—		—		—		10,577,090
Other financial liabilities		257,933		158,921		16,364		—		433,218
Lease liabilities		—		—		—		1,155,720		1,155,720

(in millions of Korean won)	December 31, 2022
Financial assets	Financial assets at amortized cost		Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivatives used for hedging		Total
Cash and cash equivalents	~~W~~	2,449,062	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,449,062
Trade and other receivables		7,459,994		—		129,124		—		7,589,118
Other financial assets		1,060,058		1,064,856		1,508,192		190,830		3,823,936

(in millions of Korean won)	December 31, 2022
Financial liabilities	Financial liabilities at amortized cost		Financial liabilities at fair value through profit and loss		Derivatives used for hedging		Others		Total
Trade and other payables [1]	~~W~~	8,397,264	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	8,397,264
Borrowings		10,006,685		—		—		—		10,006,685
Other financial liabilities		246,606		141,280		33,555		—		421,441
Lease liabilities		—		—		—		1,172,038		1,172,038

[1]	Amounts related to employee benefit plans are included in Trade and other payables.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2023 and 2022

5.	Trade and Other Receivables

(1)	Trade and other receivables as of March 31, 2023 and December 31, 2022, are as follows:

(in millions of Korean won)	March 31, 2023
	Total amounts		Provision for impairment		Present value discount		Carrying amount
Current assets
Trade receivables	~~W~~	3,581,190	~~W~~	(344,477)	~~W~~	(6,954)	~~W~~	3,229,759
Other receivables		2,432,498		(78,949)		(3,484)		2,350,065

Total	~~W~~	6,013,688	~~W~~	(423,426)	~~W~~	(10,438)	~~W~~	5,579,824

Non-current assets
Trade receivables	~~W~~	296,093	~~W~~	(1,039)	~~W~~	(12,844)	~~W~~	282,210
Other receivables		1,209,603		(131,172)		(15,802)		1,062,629

Total	~~W~~	1,505,696	~~W~~	(132,211)	~~W~~	(28,646)	~~W~~	1,344,839

(in millions of Korean won)	December 31, 2022
	Total amounts		Provision for impairment		Present value discount		Carrying amount
Current assets
Trade receivables	~~W~~	3,439,542	~~W~~	(342,539)	~~W~~	(6,926)	~~W~~	3,090,077
Other receivables		3,092,261		(82,243)		(2,023)		3,007,995

Total	~~W~~	6,531,803	~~W~~	(424,782)	~~W~~	(8,949)	~~W~~	6,098,072

Non-current assets
Trade receivables	~~W~~	408,098	~~W~~	(1,199)	~~W~~	(11,540)	~~W~~	395,359
Other receivables		1,249,096		(136,300)		(17,109)		1,095,687

Total	~~W~~	1,657,194	~~W~~	(137,499)	~~W~~	(28,649)	~~W~~	1,491,046

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2023 and 2022

(2)	Details of other receivables as of March 31, 2023 and December 31, 2022, are as follows:

(in millions of Korean won)	March 31, 2023		December 31, 2022
Loans	~~W~~	99,932	~~W~~	98,953
Receivables [1]		1,931,352		2,668,545
Accrued income		94,034		32,218
Refundable deposits		336,393		339,450
Loans receivable		994,303		1,013,428
Finance lease receivables		105,392		105,690
Others		61,409		63,941
Less: Provision for impairment		(210,121)		(218,543)

	~~W~~ 3,412,694		~~W~~ 4,103,682

[1]	As of March 31, 2023, credit sales asset of ~~W~~ 1,231,597 million (December 31, 2022: ~~W~~1,960,579 million) held by BC Card Co., Ltd. are included.

The maximum exposure of trade and other receivables to credit risk is the carrying amount of each class of receivables mentioned above as of March 31, 2023.

The Group classifies a certain portion of trade receivables as financial assets at fair value through other comprehensive income considering the trade receivables business model for managing the asset and the cash flow characteristics of the contract.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2023 and 2022

6.	Other Financial Assets and Liabilities

(1)	Details of other financial assets and liabilities as of March 31, 2023 and December 31, 2022, are as follows:

(in millions of Korean won)	March 31, 2023		December 31, 2022
Other financial assets
Financial assets at amortized cost [1]	~~W~~	1,227,720	~~W~~	1,060,058
Financial assets at fair value through profit or loss [1,2]		995,863		1,064,856
Financial assets at fair value through other comprehensive income [1]		1,604,873		1,508,192
Derivatives used for hedging		249,485		190,830
Less: Non-current		(2,644,940)		(2,501,484)

Current	~~W~~	1,433,001	~~W~~	1,322,452

Other financial liabilities
Financial liabilities at amortized cost [3]	~~W~~	257,933	~~W~~	246,606
Financial liabilities at fair value through profit or loss		158,921		141,280
Derivatives used for hedging		16,364		33,555
Less: Non-current		(418,651)		(412,650)

Current	~~W~~	14,567	~~W~~	8,791

[1]

As of March 31, 2023, the Group’s other financial assets amounting to ~~W~~ 82,864 million (December 31, 2022: ~~W~~ 102,215 million), which consist of checking account deposits, time deposits and others, are subject to withdrawal restrictions.

[2]

As of March 31, 2023, the Group provided investments in Korea Software Financial Cooperative and others amounting to ~~W~~ 6,210 million as a collateral for the payment guarantee provided by the Cooperative.

[3]	The amount includes liabilities related to the obligation to acquire additional shares in Epsilon Global Communications Pte. Ltd. and MILLIE Co., Ltd. (Note 15).

(2)	Financial Assets at fair value through profit or loss

1)	Details of financial assets at fair value through profit or loss as of March 31, 2023 and December 31, 2022, are as follows:

(in millions of Korean won)	March 31, 2023		December 31, 2022
Equity instruments (Listed)	~~W~~	34,177	~~W~~	26,647
Equity instruments (Unlisted)		49,841		72,517
Debt securities		903,039		942,274
Derivative held for trading [1]		8,806		23,418

Subtotal		995,863		1,064,856
Less: Non-current		(606,418)		(609,887)

Current	~~W~~	389,445	~~W~~	454,969

[1]	Derivative assets amounting to ~~W~~ 6,917 million, which is recognized by an agreement with LS Cable & System Ltd. In connection with KT Submarine Co., Ltd during the prior period is included. (Note 15).

The maximum exposure of debt instruments of financial assets recognized at fair value through profit or loss to credit risk is the carrying amount as of March 31, 2023.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2023 and 2022

(3)	Financial Assets at fair value through other comprehensive income

1)	Details of financial assets at fair value through other comprehensive income as of March 31, 2023 and December 31, 2022, are as follows:

(in millions of Korean won)	March 31, 2023		December 31, 2022
Equity instruments (Listed)	~~W~~	1,103,783	~~W~~	1,006,476
Equity instruments (Unlisted)		495,351		496,284
Debt securities		5,739		5,432

Subtotal		1,604,873		1,508,192
Less: Non-current		(1,604,873)		(1,508,192)

Current	~~W~~	—	~~W~~	—

Upon disposal of these equity instruments, any balance within the accumulated other comprehensive income is reclassified to retained earnings rather than to profit or loss. Upon disposal of debt securities, remaining balance of the accumulated other comprehensive income of debt investments is reclassified to profit or loss.

(4)	Derivatives used for hedging

1)	Details of valuation of derivatives used for hedging as of March 31, 2023 and December 31, 2022, are as follows:

(in millions of Korean won)	March 31, 2023				December 31, 2022
	Assets		Liabilities		Assets		Liabilities
Interest rate swap [1,3]	~~W~~	1,868	~~W~~	—	~~W~~	4,236	~~W~~	—
Currency swap [2,3]		247,617		16,364		186,594		33,555

Subtotal		249,485		16,364		190,830		33,555
Less: Non-current		(194,730)		(16,364)		(147,141)		(33,555)

Current	~~W~~	54,755	~~W~~	—	~~W~~	43,689	~~W~~	—

[1]	The interest rate swap contract is to hedge the risk of variability in cash flow of the floating-rate borrowings due to changes in interest rate.
[2]

The currency swap contract is to hedge the risk of variability in cash flow from the borrowings due to changes in interest rate and foreign exchange rate and the expected maximum period for the Group to be exposed to risks of cash flow fluctuation by hedged items is until September 7, 2034.

[3]

The balance of derivative assets subject to the second phase of interest rate benchmark reform is ~~W~~ 119,453 million and the Group is in review of the impact of switching to alternative benchmark interest rates.

The entire fair value of hedging instrument is classified as a non-current asset or liability if the remaining maturity of the hedged item is more than 12 months and classified as a current asset or liability if the maturity of the hedged item is less than 12 months.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2023 and 2022

2)	The valuation gains and losses on the derivative contracts for the three-month periods ended March 31, 2023 and 2022, are as follows:

(in millions of Korean won)
	2023						2022
Type of transaction	Valuation gain		Valuation loss		Other comprehensive income [1]		Valuation gain		Valuation loss		Other comprehensive income [1]
Interest rate swap	~~W~~	—	~~W~~	—	~~W~~	(2,376)	~~W~~	—	~~W~~	10	~~W~~	(345)
Currency swap		89,714		—		77,915		57,111		11,250		37,945

Total	~~W~~	89,714	~~W~~	—	~~W~~	75,539	~~W~~	57,111	~~W~~	11,260	~~W~~	37,600

[1]	The amounts are before adjustments of deferred income tax directly reflected in equity and allocation to the non-controlling interest.

3)

The ineffective portion recognized in profit or loss on the cash flow hedge is valuation gain of ~~W~~ 866 million for the period ended March 31, 2023 (three-month period ended March 31, 2022: valuation gain of ~~W~~ 1,295 million).

(5)	Financial Liabilities at fair value through profit or loss

1)	Details of financial liabilities at fair value through profit or loss as of March 31, 2023 and December 31, 2022, are as follows:

(in millions of Korean won)	March 31, 2023		December 31, 2022
Derivatives held for trading [1,2,3]	~~W~~	158,921	~~W~~	141,280

[1]

Derivative liabilities recognized as the Group signed a shareholders’ agreement with financial investors participating in capital increase of K Bank Inc are included. In case of IPO failure of K Back Inc. on the terms agreed upon from the date of completion of the acquisition of shares, financial investors may exercise the Drag-Along right to the Group, and the Group may accede to it or exercise the right to claim for sale. If financial investors exercise the Drag-Along Right, the Group should exercise the right to claim for sale or guarantee the rate of return on the terms agreed upon by financial investors.

[2]	The amount includes derivatives separated from convertible bonds issued by the Group (Note 12).
[3]	Derivative liabilities of ~~W~~ 2,606 million recognized by an agreement with LS Cable & System Ltd. in connection with KT Submarine Co., Ltd, during prior period is included. (Note 15).

2)	The valuation gain and loss on financial liabilities at fair value through profit or loss for the three-month periods ended March 31, 2023 and 2022, are as follows:

(in millions of Korean won)	2023				2022
	Valuation gain		Valuation loss		Valuation gain		Valuation loss
Derivative liabilities held for trading	~~W~~	—	~~W~~	17,642	~~W~~	14,123	~~W~~	—

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2023 and 2022

7.	Inventories

Inventories as of March 31, 2023 and December 31, 2022, are as follows:

(in millions of Korean won)
	March 31, 2023						December 31, 2022
	Acquisition cost		Valuation allowance		Carrying amount		Acquisition cost		Valuation allowance		Carrying amount
Merchandise	~~W~~	842,939	~~W~~	(99,172)	~~W~~	743,767	~~W~~	768,748	~~W~~	(96,010)	~~W~~	672,738
Others		35,815		—		35,815		36,453		—		36,453

Total	~~W~~	878,754	~~W~~	(99,172)	~~W~~	779,582	~~W~~	805,201	~~W~~	(96,010)	~~W~~	709,191

Cost of inventories recognized as expenses for the three-month period ended March 31, 2023, amounts to ~~W~~ 881,384 million (three-month period ended March 31, 2022: ~~W~~ 834,202 million) and valuation loss on inventory amounts to ~~W~~ 3,162 million for the three-month period ended March 31, 2023 (three-month period ended March 31, 2022: reversal of valuation loss of ~~W~~ 25,604 million).

8.	Other Assets and Liabilities

Other assets and liabilities as of March 31, 2023 and December 31, 2022, are as follows:

(in millions of Korean won)	March 31, 2023		December 31, 2022
Other assets
Advance payments	~~W~~	279,040	~~W~~	181,150
Prepaid expenses		234,023		107,775
Contract cost		1,768,858		1,817,678
Contract assets		792,688		802,253
Others		25,363		12,964
Less: Non-current		(800,926)		(820,608)

Current	~~W~~	2,299,046	~~W~~	2,101,212

Other liabilities
Advances received [1]	~~W~~	429,834	~~W~~	376,830
Withholdings		156,418		155,017
Unearned revenue [1]		34,049		46,493
Lease liabilities		1,155,720		1,172,038
Contract liabilities		308,822		284,107
Others		25,239		33,108
Less: Non-current		(922,712)		(934,575)

Current	~~W~~	1,187,370	~~W~~	1,133,018

[1]	The amounts include adjustments arising from adoption of Korean IFRS 1115 Revenue from Contracts with Customers (Note 19).

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2023 and 2022

9. Property and Equipment, Investment Properties, and Intangible Assets

(1) Changes in property and equipment for the three-month periods ended March 31, 2023 and 2022, are as follows:

(in millions of Korean won)	2023		2022
Beginning, net	~~W~~	14,772,179	~~W~~	14,464,886
Acquisition and capital expenditure		555,933		494,452
Disposal and termination		(13,323)		(23,270)
Depreciation		(671,077)		(650,337)
Transfer from (to) investment property		(33,951)		(9,524)
Impairment		(522)		—
Others		(47,044)		(3,568)

Ending, net	~~W~~	14,562,195	~~W~~	14,272,639

Details of property and equipment provided as collateral as of March 31, 2023 and December 31, 2022, are as follows:

	March 31, 2023
(in millions of Korean won)	Carrying amount		Secured amount		Related line item	Related amount		Secured party
Land and Buildings	~~W~~	11,298	~~W~~	15,775	Borrowings	~~W~~	3,229	Industrial Bank of Korea/Korea Development Bank

	December 31, 2022
(in millions of Korean won)	Carrying amount		Secured amount		Related line item	Related amount		Secured party
Land and Buildings	~~W~~	11,353	~~W~~	15,774	Borrowings	~~W~~	3,228	Industrial Bank of Korea/Korea Development Bank

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2023 and 2022

(2)	Changes in investment properties for the three-month periods ended March 31, 2023 and 2022, are as follows:

(in millions of Korean won)	2023		2022
Beginning, net	~~W~~	1,933,358	~~W~~	1,720,654
Acquisition		9,893		30,710
Disposal		(14)		(4,629)
Depreciation		(12,619)		(11,769)
Transfer from (to) property and equipment		33,951		9,524
Others		8,598		(4,655)

Ending, net	~~W~~	1,973,167	~~W~~	1,739,835

As of March 31, 2023, the Group (Lessor) has entered into a non-cancellable operating lease contract relating to real estate lease. The future minimum lease payments under this contract are ~~W~~ 67,819 million for one year or less, ~~W~~ 100,237 million for more than one year and less than five years, ~~W~~ 21,890 million for over five years, and ~~W~~ 189,946 million in total.

Details of investment properties provided as collateral as of March 31, 2023 and December 31, 2022, are as follows:

	March 31, 2023
(in millions of Korean won)	Carrying amount		Secured amount		Related account	Related amount
Land and Buildings	~~W~~	490,938	~~W~~	59,999	Deposits	~~W~~	100,893
Land and Buildings		2,525		3,325	Borrowings		2,771

	December 31, 2022
(in millions of Korean won)	Carrying amount		Secured amount		Related account	Related amount
Land and Buildings	~~W~~	460,166	~~W~~	61,733	Deposits	~~W~~	52,662
Land and Buildings		2,546		3,326	Borrowings		2,772

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2023 and 2022

(3)	Changes in intangible assets for the three-month periods ended March 31, 2023 and 2022, are as follows:

(in millions of Korean won)	2023		2022
Beginning, net	~~W~~	3,129,833	~~W~~	3,447,333
Acquisition and capital expenditure [1]		110,358		45,506
Disposal and termination		(2,085)		(1,713)
Amortization [2]		(188,590)		(146,595)
Changes in consolidation scope		6,207		—
Others		12,757		12,207

Ending, net	~~W~~	3,068,480	~~W~~	3,356,738

[1]	Amounts include transfer from property and equipment.
[2]	Amounts include transfer to service costs.

The carrying amount of memberships and others, excluding goodwill, assessed to have indefinite useful life and, therefore, not subject to amortization is ~~W~~ 214,933 million as of March 31, 2023 (December 31, 2022: ~~W~~ 210,114 million).

Goodwill is allocated to the Group’s cash-generating unit which is identified by operating segments. As of March 31, 2023, goodwill allocated to each cash-generating unit is as follows:

(In millions of Korean won)
Cash-Generating Unit	Amount
Mobile services	~~W~~	65,057
BC Card Co., Ltd..		41,234
HCN Co., Ltd.		228,674
GENIE Music Corporation		50,214
Millie Seojae		54,725
PlayD Co., Ltd.		42,745
KT Telecop Co., Ltd.		15,418
Epsilon Global Communications Pte. Ltd.		164,643
MEDIA GENIE Co., Ltd.		10,634
KT MOS Bukbu Co., Ltd. and others		45,912

Total	~~W~~	719,256

The recoverable amount of goodwill was determined based on calculation of the value in use or fair value less costs of disposal. The pre-tax cash flow estimate was used to calculate the value of use based on the financial budget, such as the budget for the next five years. Cash flows after the estimated period were estimated using the expected growth rate, and the growth rate does not exceed the long-term average growth rate of the industry to which the cash-generating unit belongs. The Group determines the sales growth rate based on past performance and expectations of future market fluctuations. The Group has determined cash flow estimates based on past earnings and market growth forecasts, and the discount rate used reflects the specific risks of related operations.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2023 and 2022

10.	Investments in Associates and Joint Ventures

(1)	Details of major associates as of March 31, 2023 and December 31, 2022, are as follows:

	Percentage of ownership (%)		Location	Closing month
	March 31, 2023	December 31, 2022
KIF Investment Fund	33.3%	33.3%	Korea	December
K Bank Inc.	33.7%	33.7%	Korea	December
HD Hyundai Robotics Co., Ltd. (formerly Hyundai Robotics Co., Ltd.) [1]	10.0%	10.0%	Korea	December
Megazone Cloud Corporation [1]	6.8%	6.8%	Korea	December
IGIS No. 468-1 General Private Real Estate Investment Company	44.6%	44.6%	Korea	December
KT-DSC Creative Economy Youth Start-up Investment Fund	28.6%	28.6%	Korea	December
IGIS Professional Investors Private Investment Real Estate Investment LLC No 395	35.3%	35.3%	Korea	December

[1]

The Group has less than 20% interest in the investees, but the investments are classified as investments in associates as the Group has significant influence in determining the operational and financial policies.

(2)	Changes in investments in associates and joint ventures for the three-month periods ended March 31, 2023 and 2022, are as follows:

	2023
(in millions of Korean won)	Beginning		Acquisition (Disposal)		Share of net profit (loss) from associates and joint ventures [1]		Others		Ending
KIF Investment Fund	~~W~~	170,979	~~W~~	—	~~W~~	53	~~W~~	(1,139)	~~W~~	169,893
K Bank Inc.		852,756		—		2,137		8,564		863,457
HD Hyundai Robotics Co., Ltd. (formerly Hyundai Robotics Co., Ltd.)		49,372		—		(126)		38		49,284
Megazone Cloud Corporation		136,199		—		(2,795)		(289)		133,115
IGIS No. 468-1 General Private Real Estate Investment Company		23,589		—		(3)		—		23,586
KT-DSC Creative Economy Youth Start-up Investment Fund		22,123		—		359		—		22,482
IGIS Professional Investors Private Investment Real Estate Investment LLC No 395		16,620		—		(370)		—		16,250
Others [1]		209,084		9,086		(3,083)		(41)		215,046

Total	~~W~~	1,480,722	~~W~~	9,086	~~W~~	(3,828)	~~W~~	7,133	~~W~~	1,493,113

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2023 and 2022

	2022
(in millions of Korean won)	Beginning		Acquisition (Disposal)		Share of net profit (loss) from associates and joint ventures [1]		Others		Ending
KIF Investment Fund	~~W~~	178,935	~~W~~	—	~~W~~	13		~~W~~—	~~W~~	178,948
KT-IBKC Future Investment Fund 1		12,081		—		6,059		—		18,140
K Bank Inc.		831,737		—		8,203		(5,382)		834,558
HD Hyundai Robotics Co., Ltd. (formerly Hyundai Robotics Co., Ltd.)		48,725		—		(134)		(113)		48,478
K-REALTY CR REITs No.1		67,658		—		151		(45,895)		21,914
Megazone Cloud Corporation		—		131,603		(3)		38		131,638
Others [1]		149,293		23,995		(17,156)		(3,023)		153,109

Total	~~W~~	1,288,429	~~W~~	155,598	~~W~~	(2,867)	~~W~~	(54,375)	~~W~~	1,386,785

[1]

KT Investment Co., Ltd., a subsidiary of the Group, recognized net profit (loss) in the investments in associates as operating income. Net loss recognized in operating income for the three-months period ended March 31, 2023 amount to ~~W~~ 23 million (three-month period ended March 31, 2022: net profit of ~~W~~ 778 million).

(3)

Summarized statements of financial position of the major associates and joint ventures as of March 31, 2023 and December 31, 2022 and summarized statements of profit or loss for the three-month periods ended March 31, 2023 and 2022, are as follows:

(in millions of Korean won)	March 31, 2023
	Assets		Liabilities		Operating revenue		Profit (loss) for the period
KIF Investment Fund	~~W~~	513,096	~~W~~	3,418	~~W~~	—	~~W~~	160
K Bank Inc.		18,787,120		16,953,379		220,259		10,376
HD Hyundai Robotics Co., Ltd. (formerly Hyundai Robotics Co., Ltd.)		396,624		111,081		30,887		(1,722)
Megazone Cloud Corporation		1,062,539		432,591		321,091		(3,021)
IGIS No. 468-1 General Private Real Estate Investment Company		52,838		6		1		(7)
KT-DSC Creative Economy Youth Start-up Investment Fund		78,775		87		1,345		1,257
IGIS Professional Investors Private Investment Real Estate Investment LLC No 395		137,691		90,748		—		(141)

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2023 and 2022

(in millions of Korean won)	December 31, 2022				March 31, 2022
	Assets		Liabilities		Operating revenue		Profit (loss) for the period
KIF Investment Fund	~~W~~	512,936	~~W~~	—	~~W~~	—	~~W~~	41
K Bank Inc.		16,634,007		14,833,151		105,442		25,422
HD Hyundai Robotics Co., Ltd. (formerly Hyundai Robotics Co., Ltd.)		413,793		127,344		43,578		(1,337)
Megazone Cloud Corporation		1,059,856		424,821		260,689		(34)
IGIS No. 468-1 General Private Real Estate Investment Company		52,851		12		—		—
KT-DSC Creative Economy Youth Start-up Investment Fund		77,792		362		—		(3,446)
IGIS Professional Investors Private Investment Real Estate Investment LLC No 395		136,665		90,545		—		(250)

(4)

Due to the discontinuance of equity method of accounting, the Group has not recognized loss from associates and joint ventures of ~~W~~ 243 million for the three-month period ended March 31, 2023 (three-month period ended March 31, 2022: loss of ~~W~~ 727 million). The unrecognized accumulated comprehensive loss of associates and joint ventures as of March 31, 2023, is ~~W~~ 10,158 million (December 31, 2022: ~~W~~ 9,915 million).

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2023 and 2022

11.	Trade and Other Payables

(1)	Details of trade and other payables of the Group as of March 31, 2023 and December 31, 2022, are as follows:

(in millions of Korean won)	March 31, 2023		December 31, 2022
Current liabilities
Trade payables	~~W~~	1,132,118	~~W~~	1,150,515
Other payables		5,292,591		6,182,650

Total	~~W~~	6,424,709	~~W~~	7,333,165

Non-current liabilities
Other payables	~~W~~	833,591	~~W~~	1,064,099

Total	~~W~~	833,591	~~W~~	1,064,099

(2)	Details of other payables of the Group as of March 31, 2023 and December 31, 2022, are as follows:

(in millions of Korean won)	March 31, 2023		December 31, 2022
Non-trade payables [1]	~~W~~	3,984,803	~~W~~	4,981,300
Accrued expenses		1,168,241		1,234,023
Operating deposits		760,971		818,603
Others		212,167		212,823
Less: Non-current		(833,591)		(1,064,099)

Current	~~W~~	5,292,591	~~W~~	6,182,650

[1]

Settlement payables of BC Card Co., Ltd., a subsidiary of the Group, of ~~W~~ 1,151,110 million related to credit card transactions are included as of March 31, 2023 (December 31, 2022: ~~W~~ 1,754,075 million).

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2023 and 2022

12. Borrowings

(1) Details of borrowings of the Group as of March 31, 2023 and December 31, 2022, are as follows:

1) Debentures

(in millions of Korean won and foreign currencies in thousands)				March 31, 2023			December 31, 2022
Type	Maturity	Annual interest rates		Foreign currency	Korean won		Foreign currency	Korean won
MTNP notes [1]	Sep. 7, 2034	6.500%		USD 100,000	~~W~~	130,380	USD 100,000	~~W~~	126,730
MTNP notes	Jul. 18, 2026	2.500%		USD 400,000		521,520	USD 400,000		506,920
FR notes [2]	Aug. 23, 2023	LIBOR	(3M)+0.900%	USD 100,000		130,380	USD 100,000		126,730
MTNP notes	Jul. 19, 2024	0.330%		JPY 400,000		3,926	JPY 400,000		3,813
MTNP notes	Sep. 1, 2025	1.000%		USD 400,000		521,520	USD 400,000		506,920
FR notes [2]	Nov. 1, 2024	LIBOR	(3M)+0.980%	USD 350,000		456,330	USD 350,000		443,555
FR notes [2]	Jun. 19, 2023	SOR	(6M)+0.500%	SGD 284,000		278,899	SGD 284,000		267,843
MTNP notes	Jan. 21, 2027	1.375%		USD 300,000		391,140	USD 300,000		380,190
MTNP notes	Aug. 08, 2025	4.000%		USD 500,000		651,900	USD 500,000		633,650
The 183-3rd Public bond	Dec. 22, 2031	4.270%		—		160,000	—		160,000
The 184-2nd Public bond	Apr. 10, 2023	2.950%		—		190,000	—		190,000
The 184-3rd Public bond	Apr. 11, 2033	3.170%		—		100,000	—		100,000
The 186-3rd Public bond	Jun. 26, 2024	3.418%		—		110,000	—		110,000
The 186-4th Public bond	Jun. 26, 2034	3.695%		—		100,000	—		100,000
The 187-3rd Public bond	Sep. 2, 2024	3.314%		—		170,000	—		170,000
The 187-4th Public bond	Sep. 2, 2034	3.546%		—		100,000	—		100,000
The 188-2nd Public bond	Jan. 29, 2025	2.454%		—		240,000	—		240,000
The 188-3rd Public bond	Jan. 29, 2035	2.706%		—		50,000	—		50,000
The 189-3rd Public bond	Jan. 28, 2026	2.203%		—		100,000	—		100,000
The 189-4th Public bond	Jan. 28, 2036	2.351%		—		70,000	—		70,000
The 190-2nd Public bond	Jan. 30, 2023	—		—		—	—		150,000
The 190-3rd Public bond	Jan. 30, 2028	2.947%		—		170,000	—		170,000
The 190-4th Public bond	Jan. 30, 2038	2.931%		—		70,000	—		70,000
The 191-2nd Public bond	Jan. 15, 2024	2.088%		—		80,000	—		80,000
The 191-3rd Public bond	Jan. 15, 2029	2.160%		—		110,000	—		110,000
The 191-4th Public bond	Jan. 14, 2039	2.213%		—		90,000	—		90,000
The 192-2nd Public bond	Oct. 11, 2024	1.578%		—		100,000	—		100,000
The 192-3rd Public bond	Oct. 11, 2029	1.622%		—		50,000	—		50,000
The 192-4th Public bond	Oct. 11, 2039	1.674%		—		110,000	—		110,000

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2023 and 2022

(in millions of Korean won and foreign currencies in thousands)			March 31, 2023		December 31, 2022
Type	Maturity	Annual interest rates	Foreign currency	Korean won	Foreign currency	Korean won
The 193-1st Public bond	Jun. 16, 2023	1.174%	—	150,000	—	150,000
The 193-2nd Public bond	Jun. 17, 2025	1.434%	—	70,000	—	70,000
The 193-3rd Public bond	Jun. 17, 2030	1.608%	—	20,000	—	20,000
The 193-4th Public bond	Jun. 15, 2040	1.713%	—	60,000	—	60,000
The 194-1st Public bond	Jan. 26, 2024	1.127%	—	130,000	—	130,000
The 194-2nd Public bond	Jan. 27, 2026	1.452%	—	140,000	—	140,000
The 194-3rd Public bond	Jan. 27, 2031	1.849%	—	50,000	—	50,000
The 194-4th Public bond	Jan. 25, 2041	1.976%	—	80,000	—	80,000
The 195-1st Public bond	Jun. 10, 2024	1.387%	—	180,000	—	180,000
The 195-2nd Public bond	Jun. 10, 2026	1.806%	—	80,000	—	80,000
The 195-3rd Public bond	Jun. 10, 2031	2.168%	—	40,000	—	40,000
The 196-1st Public bond	Jan. 27, 2025	2.596%	—	270,000	—	270,000
The 196-2nd Public bond	Jan. 27, 2027	2.637%	—	100,000	—	100,000
The 196-3rd Public bond	Jan. 27, 2032	2.741%	—	30,000	—	30,000
The 197-1st Public bond	Jun. 27, 2025	4.191%	—	280,000	—	280,000
The 197-2nd Public bond	Jun. 29, 2027	4.188%	—	120,000	—	120,000
The 198-1st Public bond	Jan. 10, 2027	3.847%	—	70,000	—	—
The 198-2nd Public bond	Jan. 12, 2026	3.869%	—	150,000	—	—
The 198-3rd Public bond	Jan. 12, 2028	3.971%	—	80,000	—	—
The 18-1st denominated unsecured bond	Jul. 2, 2024	1.844%	—	100,000	—	100,000
The 18-2nd denominated unsecured bond	Jul. 2, 2026	2.224%	—	50,000	—	50,000
The 148th Won-denominated unsecured bond	Jun. 23, 2023	1.513%	—	100,000	—	100,000
The 149-1st Won-denominated unsecured bond	Mar. 8, 2024	1.440%	—	70,000	—	70,000
The 149-2nd Won-denominated unsecured bond	Mar. 10, 2026	1.756%	—	30,000	—	30,000
The 150-1st Won-denominated unsecured bond	Apr. 7, 2023	1.154%	—	20,000	—	20,000
The 150-2nd Won-denominated unsecured bond	Apr. 8, 2024	1.462%	—	30,000	—	30,000
The 151-1st Won-denominated unsecured bond	May 12, 2023	1.191%	—	10,000	—	10,000
The 151-2nd Won-denominated unsecured bond	May 14, 2024	1.432%	—	40,000	—	40,000
The 152-1st Won-denominated unsecured bond	Aug. 30, 2024	1.813%	—	80,000	—	80,000

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2023 and 2022

(in millions of Korean won and foreign currencies in thousands)			March 31, 2023		December 31, 2022
Type	Maturity	Annual interest rates	Foreign currency	Korean won	Foreign currency	Korean won
The 152-2nd Won-denominated unsecured bond	Aug. 28, 2026	1.982%	—	20,000	—	20,000
The 153-1st Won denominated unsecured bond	Nov. 10, 2023	2.310%	—	30,000	—	30,000
The 153-2nd Won-denominated unsecured bond	Nov. 11, 2024	2.425%	—	70,000	—	70,000
The 154th Won-denominated unsecured bond	Jan. 23, 2025	2.511%	—	40,000	—	40,000
The 155-1st Won-denominated unsecured bond	Feb. 29, 2024	2.615%	—	50,000	—	50,000
The 155-2nd Won-denominated unsecured bond	Sep. 2, 2024	2.745%	—	20,000	—	20,000
The 155-3rd Won-denominated unsecured bond	Feb. 28, 2025	2.880%	—	20,000	—	20,000
The 156-1st Won-denominated unsecured bond [3]	Mar. 25, 2025	5Y CMS+0.404%	—	60,000	—	60,000
The 156-2nd Won-denominated unsecured bond [3]	Mar. 25, 2032	10Y CMS+0.965%	—	40,000	—	40,000
The 157-1st Won-denominated unsecured bond	Apr. 28, 2023	2.588%	—	30,000	—	30,000
The 157-2nd Won-denominated unsecured bond	Oct. 27, 2023	3.024%	—	30,000	—	30,000
The 158th Won-denominated unsecured bond	Jan. 27, 2025	4.421%	—	50,000	—	50,000
The 159-1st Won-denominated unsecured bond	Aug. 09, 2024	4.267%	—	30,000	—	30,000
The 159-2nd Won-denominated unsecured bond	Aug. 11, 2027	4.505%	—	30,000	—	30,000
The 160-1st Won-denominated unsecured bond	Jun. 14, 2024	5.615%	—	20,000	—	20,000
The 160-2nd Won-denominated unsecured bond	Dec. 13, 2024	5.667%	—	20,000	—	20,000
The 160-3rd Won-denominated unsecured bond	Dec. 12, 2025	5.769%	—	30,000	—	30,000
The 161-1st Won-denominated unsecured bond	Jun. 21, 2024	5.527%	—	10,000	—	10,000
The 161-2nd Won-denominated unsecured bond	Dec. 20, 2024	5.557%	—	20,000	—	20,000
The 161-3rd Won-denominated unsecured bond	Jun. 20, 2025	5.594%	—	30,000	—	30,000
The 161-4th Won-denominated unsecured bond	Dec. 22, 2025	5.615%	—	10,000	—	10,000
The 162-1st Won-denominated unsecured bond	Dec. 27, 2023	5.066%	—	50,000	—	50,000
The 162-2nd Won-denominated unsecured bond	Jan. 26, 2024	5.069%	—	40,000	—	40,000
The 162-3rd Won-denominated unsecured bond	Apr. 26, 2024	5.080%	—	10,000	—	10,000
The 163-1st Won-denominated unsecured bond	Feb. 20, 2026	4.059%	—	20,000	—	—

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2023 and 2022

(in millions of Korean won and foreign currencies in thousands)			March 31, 2023			December 31, 2022
Type	Maturity	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
The 163-2nd Won-denominated unsecured bond	Feb. 22, 2028	4.311%	—		80,000	—		—

Subtotal					8,745,995			8,406,351
Less: Current portion					(1,388,819)			(1,154,101)
Discount on bonds					(23,364)			(23,728)

Total				~~W~~	7,333,812		~~W~~	7,228,522

[1]

As of March 31, 2023, the Controlling Company has outstanding notes in the amount of USD 100 million with fixed interest rates under Medium Term Note Program (“MTNP”) registered in the Singapore Stock Exchange, which allowed issuance of notes of up to USD 2,000 million. However, the MTNP has been terminated since 2007.

[2]

The Libor (3M) and SOR (6M) is approximately 5.193% and 4.061%, respectively as of March 31, 2023. The loan has not been converted to alternative benchmark interest rates, and the Group is in review for the impact of switching to alternative benchmark interest rates.

[3]

The CMS (5Y) and CMS (10Y) is approximately 3.150% and 3.103%, respectively as of March 31, 2023. The loan has not been converted to alternative benchmark interest rates, and the Group is in review for the impact of switching to alternative benchmark interest rates

2)	Convertible bonds

(in millions of Korean won)
Type	Issuance Date	Maturity	Annual interest Rate	March 31, 2023		December 31, 2022
The 1st CB (Private) [1]	Jun. 5, 2020	Jun. 5, 2025	[2]	~~W~~	8,000	~~W~~	8,000
The 1st unsecured CB [3]	Jul. 25, 2022	Jan. 25, 2025	[4]		30,000		30,000
Redemption premium					4,565		4,565
Conversion rights adjustment					(6,623)		(7,206)

	Subtotal				35,942		35,359
Current portion					(28,310)		—

	Total			~~W~~	7,632	~~W~~	35,359

[1]	Common shares of Storywiz Co., Ltd. are subject to conversion (appraisal period: June 5, 2021~May 4, 2025).
[2]	Nominal interest rate and maturity yield is approximately 0% and 5%, respectively, and the sum of principal and interest will be settled on maturity.
[3]	Common shares of KT cloud are subject to conversion (appraisal period: July 27, 2022~December 25, 2024).
[4]	Nominal interest rate and maturity yield is approximately 0% and 3%, respectively, and the sum of principal and interest will be settled on maturity.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2023 and 2022

3)	Borrowings

a.	Short-term borrowings

(in millions of Korean won)
Type	Financial institution		Annual interest rates	March 31, 2023			December 31, 2022
				Foreign currency	Korean won		Foreign currency	Korean won
Operational	Shinhan Bank	[1]	3.840%~6.330%	—	~~W~~	92,000	—	~~W~~	105,000
			CD(91D)+1.750%	—		30,000	—		30,000
			—	—		—	—		20,000
			CD(91D)+1.430%	—		30,000	—		30,000
	Woori Bank	[1]	CD(91D)+1.960%	—		20,000	—		—
	Korea Development Bank		4.660%~6.200%	—		41,700	—		27,201
	Industrial Bank of Korea		4.880%	—		6,000	—		6,000
	Hana Bank	[1]	CD(91D)-0.126%	—		4,800	—		5,000
	KB SECURITIES		4.000%~5.904%	—		106,271	—		94,822
	NH INVESTMENT & SECURITIES		3.840%	—		20,000	—		20,000
	HSBC		6.590%	USD 18,500		24,156	USD 18,500		23,451
	NongHyup Bank	[2]	4.820%	—		7,000	—		9,000
			COFIX(6M)+1.780%	—		5,000	—		15,000
	IBK Securities		—	—		—	—		20,000
	Hi Investment & Securities		—	—		—	—		99,524

Total					~~W~~	386,927		~~W~~	504,998

[1]	CD (91D) is approximately 3.580% as of March 31, 2023.
[2]	COFIX (6M) is approximately 3.530% as of March 31, 2023.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2023 and 2022

b.	Long-term borrowings

(in millions of Korean won and thousands of foreign currencies)				March 31, 2023			December 31, 2022
Financial institution	Type		Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
Export-Import Bank of Korea	Inter-Korean Cooperation Fund	[1]	1.000%	—	~~W~~	1,727	—	~~W~~	1,974
CA-CIB	General loans		1.260%~4.150%	—		300,000	—		200,000
JPM	General loans		2.700%~4.480%	—		200,000	—		100,000
DBS	General loans		4.109%	—		100,000	—		100,000
	General loans	[2]	LIBOR(3M)+1.650%	USD 8,910		11,617	USD 8,910		11,292
	General loans		—	—		—	USD 13,000		16,475
	General loans		—	—		—	USD 25,000		31,683
Shinhan Bank	General loans		1.900%~3.230%	USD 31,472		41,077	USD 31,472		39,855
	General loans	[3]	4.490%	—		62,399	—		62,398
	General loans	[2]	Term SOFR(3M)+1.300%	USD 21,127		27,545	USD 21,127		26,774
	General loans	[2]	Term SOFR(3M)+1.940%	USD 35,000		45,634	—		—
	General loans	[2]	EURIBOR(3M)+0.900%	EUR 7,700		10,946	EUR 7,700		10,404
Woori Bank	General loans		3.320%	—		15,000	—		15,000
	PF loans		2.000%~3.470%	—		27,026	—		40,682
Hi Investment & Securities	CP		2.302%	—		91,286	—		90,724
Bookook Securities	CP		3.490%~3.603%	—		18,983	—		18,806
Korea Investment & Securities	CP		3.622%	—		73,751	—		73,039
Korea Development Bank	General loans		3.000%~4.380%	—		138,000	—		38,000
NH Jayang	PF loans	[2]	CD(91D)+1.150%	—		69,066	—		59,066
Kyobo Life Insurance	PF loans	[2]	CD(91D)+1.150%~ CD(91D)+3.450%	—		88,890	—		66,390
Standard Chartered Bank Korea	PF loans	[2]	CD(91D)+1.150%~ CD(91D)+3.450%	—		59,260	—		44,260
Samsung Life Insurance	PF loans		1.860%~4.160%	—		49,383	—		36,883

Subtotal						1,431,590			1,083,705
Less: Current portion						(420,110)			(167,943)

					~~W~~	1,011,480		~~W~~	915,762

[1]	The above Inter-Korean Cooperation Fund is repayable in installments over 13 years after a seven-year grace period.
[2]	LIBOR (3M), EURIBOR (3M), Term SOFR (3M) and CD (91D) are approximately 5.193%, 3.038%, 4.909% and 3.580%, respectively, as of March 31, 2023.
[3]	The general loans are repayable in installments over 4 years after a three-year grace period.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2023 and 2022

(2)	Repayment schedule of the Group’s debentures and borrowings including the portion of current liabilities as of March 31, 2023, is as follows:

(in millions of Korean won)
	Debentures						Borrowings						Total
	In local currency		In foreign currency		Sub- total		In local currency		In foreign currency		Sub- total
Apr. 1, 2023 ~ Mar. 31, 2024	~~W~~	1,010,000	~~W~~	409,279	~~W~~	1,419,279	~~W~~	771,264	~~W~~	35,773	~~W~~	807,037	~~W~~	2,226,316
Apr. 1, 2024 ~ Mar. 31, 2025		1,760,000		460,256		2,220,256		621,076		125,201		746,277		2,966,533
Apr. 1, 2025 ~ Mar. 31, 2026		868,000		1,173,420		2,041,420		87,044		—		87,044		2,128,464
Apr. 1, 2026 ~ Mar. 31, 2027		250,000		912,660		1,162,660		112,133		—		112,133		1,274,793
After Apr. 1, 2027		1,810,000		130,380		1,940,380		66,025		—		66,025		2,006,405

	~~W~~	5,698,000	~~W~~	3,085,995	~~W~~	8,783,995	~~W~~	1,657,542	~~W~~	160,974	~~W~~	1,818,516	~~W~~	10,602,511

13. Provisions

Changes in provisions for the three-month periods ended March 31, 2023 and 2022, are as follows:

(in millions of Korean won)	2023
	Litigation		Restoration cost		Others		Total
Beginning balance	~~W~~	36,329	~~W~~	108,962	~~W~~	55,075	~~W~~	200,366
Increase (transfer)		40		7,817		2,258		10,115
Usage		(64)		(253)		(842)		(1,159)
Reversal		—		(382)		(1,088)		(1,470)
Others		—		(445)		445		—

Ending balance	~~W~~	36,305	~~W~~	115,699	~~W~~	55,848	~~W~~	207,852

Current	~~W~~	34,730	~~W~~	18,825	~~W~~	55,286	~~W~~	108,841
Non-current		1,575		96,874		562		99,011

(in millions of Korean won)	2022
	Litigation		Restoration cost		Others		Total
Beginning balance	~~W~~	80,165	~~W~~	107,358	~~W~~	69,874	~~W~~	257,397
Increase (transfer)		—		3,125		3,212		6,337
Usage		—		(486)		(1,912)		(2,398)
Reversal		—		(322)		(10,493)		(10,815)

Ending balance	~~W~~	80,165	~~W~~	109,675	~~W~~	60,681	~~W~~	250,521

Current	~~W~~	79,947	~~W~~	26,069	~~W~~	57,788	~~W~~	163,804
Non-current		218		83,606		2,893		86,717

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2023 and 2022

14. Net Defined Benefit Liabilities

(1)	The amounts recognized in the statement of financial position as of March 31, 2023 and December 31, 2022, are determined as follows:

(in millions of Korean won)	March 31, 2023		December 31, 2022
Present value of defined benefit obligations	~~W~~	2,274,906	~~W~~	2,218,655
Fair value of plan assets		(2,483,296)		(2,478,143)

Liabilities	~~W~~	55,644	~~W~~	51,654

Assets	~~W~~	264,034	~~W~~	311,142

(2)	Changes in the defined benefit obligations for the three-month periods ended March 31, 2023 and 2022, are as follows:

(in millions of Korean won)	2023		2022
Beginning	~~W~~	2,218,655	~~W~~	2,494,930
Current service cost		52,470		61,016
Interest expense		24,625		14,019
Benefits paid		(30,235)		(63,217)
Remeasurements		8,425		(1,406)
Changes in consolidation scope		427		—
Others		539		1,024

Ending	~~W~~	2,274,906	~~W~~	2,506,366

(3)	Changes in the fair value of plan assets for the three-month periods ended March 31, 2023 and 2022, are as follows:

(in millions of Korean won)	2023		2022
Beginning	~~W~~	2,478,143	~~W~~	2,314,632
Interest income		28,599		13,620
Remeasurements on plan assets		2,373		(1,973)
Employer contributions		524		2,688
Benefits paid		(26,179)		(62,336)
Changes in consolidation scope		340		—
Others		(504)		(2,812)

Ending	~~W~~	2,483,296	~~W~~	2,263,819

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2023 and 2022

(4)	Amounts recognized in the consolidated statement of profit or loss for the three-month periods ended March 31, 2023 and 2022, are as follows:

(in millions of Korean won)	2023		2022
Current service cost	~~W~~	52,470	~~W~~	61,016
Net interest cost (income)		(3,974)		399
Account transfers		(3,022)		(3,560)

Total expenses	~~W~~	45,474	~~W~~	57,855

15. Commitments and Contingencies

(1)	As of March 31, 2023, major commitments with local financial institutions are as follows:

(in millions of Korean won and foreign currencies in thousands)	Financial institution	Limit	Used amount
Bank overdraft	Kookmin Bank and others	372,000	—
Inter-Korean Cooperation Fund	The Export-Import Bank of Korea	37,700	1,727
Insurance for Economic Cooperation project	The Export-Import Bank of Korea	3,240	1,732
Collateralized loan on electronic accounts receivable-trade	Kookmin Bank and others	442,150	25,874
Plus electronic notes payable	Industrial Bank of Korea	50,000	2,241
Loans for working capital	Korea Development Bank and others	1,613,900	94,800
	Shinhan Bank	USD 69,507	USD 69,507
	Woori Bank	EUR 7,700	EUR 7,700
Facility loans	Shinhan Bank and others	924,000	456,024
Derivatives transaction limit	Korea Development Bank and others	USD 2,517,521	USD 1,977,002
	DBS Bank	SGD 284,000	SGD 284,000
	Citi Bank	USD 400,000	USD 100,000
			JPY 400,000
Total	KRW	3,442,990	582,398
	USD	2,987,028	2,146,509
	EUR	7,700	7,700
	SGD	284,000	284,000
	JPY	—	400,000

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2023 and 2022

(2)	As of March 31, 2023, guarantees received from financial institutions are as follows:

(in millions of Korean won and foreign currencies in thousands)	Financial institution	Limit
Hana Bank	Guarantee for payment in Korean currency	4,000
	Comprehensive credit line and others	3,100
	Guarantee for payment in foreign currency	USD 368
	Comprehensive credit line and others	USD 10,300
Kookmin Bank	Guarantee for payment in foreign currency	USD 6,484
Shinhan Bank	Guarantee for payment in Korean currency and others	31,900
	Guarantee for payment in foreign currency and others	USD 102,019
Woori Bank	Guarantee for payment in Korean currency	5,200
	Guarantee for payment in foreign currency	USD 8,203
Korea Development Bank	Refund guarantee for advances received	USD 6,881
HSBC	Guarantees for depositions	USD 814
Seoul Guarantee Insurance Company	Performance guarantee and others	715,384
Korea Software Financial Cooperative	Performance guarantee and others	1,359,614
Korea Specialty Contractor Financial Cooperative	Performance guarantee and others	531
Korea Housing Finance Corporation	Performance guarantee and others	12,835
Information & Communication Financial Cooperative	Performance guarantee and others	28,054
Total	KRW	2,160,618
	USD	135,069

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2023 and 2022

(3)	As of March 31, 2023, guarantees provided by the Group to third parties, are as follows:

(in millions of Korean won)
	Subject to payment guarantees	Creditor	Limit	Used amount	Period
KT Estate Inc.	Wonju Bando U—bora Mark Bridge Buyer	Hana Bank	103,000	27,520	Aug. 5, 2022 ~ Feb. 28, 2025
KT Engineering Co., Ltd. [1]	Gasan solar power plant Inc.	Shinhan Bank	4,700	587	Jan. 7, 2010 ~ Jan. 08, 2025
KT Engineering Co., Ltd. [1]	SPP Inc.	Suhyup Bank	3,250	117	Feb. 17, 2014 ~ Feb. 16, 2024
KT Engineering Co., Ltd. [1]	Korea cell Inc.	Suhyup Bank	3,250	244	Feb. 17, 2014 ~ Feb. 16, 2024
KT Engineering Co., Ltd. [1]	San-ya agricultural association corporation	Suhyup Bank	3,250	249	Feb. 17, 2014 ~ Feb. 16, 2024
KT Alpha Co., Ltd.	T commerce Cash payers	T commerce Cash payers	751	—	Apr. 14, 2022 ~ Apr. 14, 2023
Nasmedia Co., Ltd.	Stockholders Association Members	Korea Securities Finance Corp	5,654	847	—

[1]	KT Engineering Co., Ltd., a subsidiary of the Controlling Company is subject to payment, depending on the reimbursement of principal debtor.

(4)	As of March 31, 2023, the issuance details of real estate collateral trust and beneficiary certificates of the Group are as follows:

(in millions of Korean won)			Commitment (limit)	Amount provided as collateral
Collateral assets	Ranking	Trust collateral beneficiary	amount	for beneficiary rights
Real Estate Collateral Trust [1]	1st	NH Jayang LLC	~~W~~100,000	~~W~~120,000
		Kyobo Life Insurance	180,000	216,000
		Standard Chartered Bank Korea Limited	120,000	144,000
		Samsung Life Insurance	100,000	120,000
	2nd	Industrial Bank of Korea	40,000	48,000
		Korea Investment Capital	40,000	48,000
		BNK Capital	30,000	36,000
		Standard Chartered Bank Korea Limited	20,000	24,000
		NH Capital	20,000	24,000
	3rd [2]	LOTTE Engineering & Construction	—	736,921

[1]	The Group provides a certificate of beneficiary rights for land classified as investment properties and inventories as collateral in connection with the above real estate collateral trust.
[2]	The Group provides LOTTE Engineering & Construction with a certificate of third-priority beneficiary rights as collateral in relation to the construction contract amount of ~~W~~ 614,101 million.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2023 and 2022

(5)

The Controlling Company is jointly and severally obligated with KT Sat Co., Ltd., a subsidiary, to pay KT Sat Co., Ltd.’s liabilities incurred prior to spin-off. As of March 31, 2023, the Controlling Company and KT Sat Co., Ltd. are jointly and severally liable for reimbursement of ~~W~~ 653 million.

(6)

For the three-month period ended March 31, 2023 and year ended December 31, 2022, the Group made agreements with the Securitization Specialty Companies (March 31, 2023: First 5G 67th Securitization Specialty Co., Ltd., December 31, 2022: First 5G 61st to 66th Securitization Specialty Co., Ltd.), and disposed of its trade receivables related to handset sales. The Group also made asset management agreements with each securitization specialty company and in accordance with the agreement the Group will receive asset management fees upon liquidation of securitization specialty company.

(7)

As of March 31, 2023, the Group is a defendant in 186 lawsuits with the total claimed amount of ~~W~~ 80,175 million. As of March 31, 2023, litigation provisions of ~~W~~ 36,305 million for pending lawsuits and unasserted claims are recorded as liabilities for potential loss in the ordinary course of business. The final outcomes of the cases cannot be estimated as of the reporting date.

(8)

Under the agreement of bond issuance and borrowings, the Group is required to maintain certain financial ratios, such as debt-to-equity ratio, and to use the funds for the designated purpose and report to the creditors periodically. The covenant also contains restriction on provision of additional collateral and disposal of certain assets.

(9)	As of March 31, 2023, the Group participates in Algerie Sidi Abdela new town development consortium (percentage of ownership: 2.5%) and has joint liability with other consortium participants.

(10)	As of March 31, 2023, the contracted amount of property and equipment acquisition agreement made but not yet recognized amounts to ~~W~~ 1,356,174 million (December 31, 2022: ~~W~~ 1,294,823 million).

(11)	As of March 31, 2023, there are derivatives generated by the Group granting Drag-Along Right to financial investors participating in the paid-in capital increase of K Bank Inc. (Note 6).

(12)

The Group has an agreement with a transferor participated in share transfer agreement of MILLE Co., Ltd. If certain conditions are not met in the future as disclosed in the terms and conditions of the agreement, the transferor may exercise Tag-Along Right, Drag-Along Right or Put Option for the ordinary and redeemable convertible preferred shares it owns (Note 6).

(13)

The Group entered into an agreement with financial investors of Epsilon Global Communications Pte. Ltd in the acquisition of shares contract. If certain conditions are not met in the future as disclosed in the terms and conditions of the agreement, financial investors may exercise Tag-Along Right, Drag-Along Right and the right to sell shares for the convertible preferred shares they own (Note 6).

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2023 and 2022

(14)

The Group has an additional investment obligation under the agreement to Future Innovation Private Equity Fund No.3. For the year ended March 31, 2023, the remaining amount of ~~W~~ 5,473 million and USD 33,150 thousand will be invested in the Capital Call method later.

(15)

The Group has joint responsibility obligation and an obligation to provide financial support as a construction investor during the construction period with respect to K Defense Co., Ltd. established in accordance with the Private Investment Act on Social Infrastructure. During the operating period, the group has an obligation to provide financial support as an operating investor.

(16)

During the prior period, the Group entered into a stock sale contract with HYUNDAI MOBIS and HYUNDAI MOTOR COMPANY. If a certain period of time has elapsed from the date of the contract and the acquired stocks are to be disposed to a third party, HYUNDAI MOBIS and HYUNDAI MOTOR COMPANY may exercise a preferential purchase right to designate a buyer with priority.

(17)

During the prior period, the Group entered into an agreement with LS Cable & System Ltd., which participated in the stock acquisition contract of KT Submarine Co., Ltd. Under the agreement, LS Cable & System Ltd. may exercise a call-option to the Group in the future and the Group may exercise a put-option to LS Cable & System Ltd. (Note 6).

16. Leases

Information of leases in which the Group is a lessee is as follows. Information when the Group is a lessor is described in Note 9.

(1) Amount recognized in the consolidated statement of financial position

The consolidated statement of financial position shows the following amounts relating to leases:

(in millions of Korean won)	March 31, 2023		December 31, 2022
Right-of-use assets
Property and buildings	~~W~~	1,059,641	~~W~~	1,081,067
Machinery and telecommunication line facilities		65,595		50,794
Others		147,387		148,473

Total	~~W~~	1,272,623	~~W~~	1,280,334

(in millions of Korean won)	March 31, 2023		December 31, 2022
Lease liabilities [1]
Current	~~W~~	309,806	~~W~~	315,892
Non-current		845,914		856,146

Total	~~W~~	1,155,720	~~W~~	1,172,038

[1]	Included in the line items ‘other current liabilities and other non-current liabilities’ in the consolidated statement of financial position (Note 8).

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2023 and 2022

Right-of-use assets related to leases increased by ~~W~~ 86,933 million and ~~W~~ 60,205 million for the three-month periods ended March 31, 2023 and 2022, respectively.

(2) Amount recognized in the consolidated statement of Profit or Loss

The consolidated statement of profit or loss relating to leases for the three-month periods ended March 31, 2023 and 2022, are as follows:

(in millions of Korean won)	March 31, 2023		March 31, 2022
Depreciation of right-of-use assets
Property and buildings	~~W~~	74,998	~~W~~	74,790
Machinery and telecommunication line facilities		6,864		8,405
Others		17,567		13,499

Total	~~W~~	99,429	~~W~~	96,694

Depreciation of investment properties	~~W~~	—	~~W~~	9
Interest expense relating to lease liabilities		12,986		8,978
Expenses relating to short-term leases		2,265		2,032
Expenses relating to leases of low-value assets that are not short-term leases		6,201		5,412
Expenses relating to variable lease payments not included in lease liabilities		1,991		2,589

Total cash outflow from leases was ~~W~~ 109,182 million and ~~W~~ 111,740 million during three-month periods ended March 31, 2023 and 2022, respectively.

17. Retained Earnings

Details of retained earnings as of March 31, 2023 and December 31, 2022, are as follows:

(in millions of Korean won)	March 31, 2023		December 31, 2022
Legal reserve [1]	~~W~~	782,249	~~W~~	782,249
Voluntary reserves [2]		4,651,362		4,651,362
Unappropriated retained earnings		8,574,669		8,823,732

Total	~~W~~	14,008,280	~~W~~	14,257,343

[1]

The Commercial Code of the Republic of Korea requires the Controlling Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued share capital. The reserve is not available for the payment of cash dividends, but may be transferred to share capital with the approval of the Controlling Company’s Board of Directors or used to reduce accumulated deficits, if any, with the ratification of the Controlling Company’s majority shareholders.

[2]

The reserves of research and development of human resources in other surplus reserves are separately accumulated on disposal of retained earnings on tax filing adjustments when calculating income taxes in accordance with regulations of Tax Reduction and Exemption Control Act of Korea. Reversal of the reserves according to the relevant tax law can be paid out as dividends.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2023 and 2022

18.	Other Components of Equity

(1)	The Group’s other components of equity as of March 31, 2023 and December 31, 2022, are as follows:

(in millions of Korean won)	March 31, 2023		December 31, 2022
Treasury stock	~~W~~	(324,270)	~~W~~	(202,295)
Gain or loss on disposal of treasury stock		2,919		(41,503)
Share-based payments		7,778		6,222
Equity transactions within consolidated entities [1]		(332,621)		(334,576)

Total	~~W~~	(646,194)	~~W~~	(572,152)

[1]	Profit or loss incurred from transactions with non-controlling interest and investment difference incurred from change in proportion of subsidiaries are included.

(2)	As of March 31, 2023 and December 31, 2022, the details of treasury stock are as follows:

	March 31, 2023		December 31, 2022
Number of shares		9,058,193		5,069,130
Amount (in millions of Korean won)	~~W~~	324,270	~~W~~	202,295

Treasury stock is expected to be used for the stock compensation for the Group’s directors, employees and other purposes.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2023 and 2022

19.	Revenue from Contracts with Customers and Relevant Contract Assets and Liabilities

(1)	The Group has recognized the following amounts as revenue for the three-month periods ended March 31, 2023 and 2022:

(in millions of Korean won)	2023		2022
Revenue from contracts with customers	~~W~~	6,389,341	~~W~~	6,224,217
Revenue from other sources		54,335		53,483

Total	~~W~~	6,443,676	~~W~~	6,277,700

(2)	Operating revenues for the three-month periods ended March 31, 2023 and 2022, are as follows:

(in millions of Korean won)	2023		2022
Services provided	~~W~~	5,597,539	~~W~~	5,387,063
Sales of goods		846,137		890,637

Total	~~W~~	6,443,676	~~W~~	6,277,700

Revenues from services provided are recognized over time, and sales of goods are recognized at a point in time. Revenues from construction commitments included in sales of goods are recognized using the percentage of completion method.

(3)	The contract assets and liabilities recognized in relation to revenue from contracts with customers are as follows:

(in millions of Korean won)	March 31, 2023		December 31, 2022
Contract assets [1]	~~W~~	957,428	~~W~~	963,133
Contract liabilities [1]		393,904		344,869
Deferred revenue [2]		83,548		81,653

[1]

The Group recognized contract assets of ~~W~~ 164,740 million and contract liabilities of ~~W~~ 85,082 million for long-term construction contracts as of March 31, 2023 (December 31, 2022: contract assets of ~~W~~ 160,880 million and contract liabilities of ~~W~~ 60,762 million). The Group recognizes contract assets as trade and other receivables, and contract liabilities as other current liabilities.

[2]	Deferred revenue recognized relating to government grants is excluded.

(4)	The contract costs recognized as assets are as follows:

(in millions of Korean won)	March 31, 2023		December 31, 2022
Incremental costs of contract establishment	~~W~~	1,696,225	~~W~~	1,744,096
Costs of contract performance		72,634		73,582

The Group recognized ~~W~~ 446,301 million as operating expenses for the three-month period ended March 31, 2023 (three-month period ended March 31, 2022: ~~W~~ 452,396 million) related to contract cost assets.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2023 and 2022

(5)	For the three-month periods ended March 31, 2023 and 2022, the revenue recognition arising from carried-forward contract liabilities from prior year is as follows:

(in millions of Korean won)	2023		2022
Revenue recognized that was included in the contract liability balance at the beginning of the year
Allocation of the transaction price	~~W~~	74,996	~~W~~	87,041
Deferred revenue of joining/installment fees		12,192		11,906

Total	~~W~~	87,188	~~W~~	98,947

20.	Operating Expenses

(1)	Operating expenses for the three-month periods ended March 31, 2023 and 2022, are as follows:

(in millions of Korean won)	2023		2022
Salaries and wages	~~W~~	1,069,081	~~W~~	1,040,414
Depreciation		671,532		649,644
Depreciation of right-of-use assets		99,429		96,694
Amortization of intangible assets		158,482		145,338
Commissions		302,405		329,358
Interconnection charges		111,238		121,851
International interconnection fees		47,774		48,943
Purchase of inventories		954,938		887,303
Changes of inventories		(70,391)		(78,705)
Sales commissions		564,608		551,138
Service costs		545,332		519,072
Utilities		103,317		93,327
Taxes and dues		65,214		67,803
Rent		39,750		33,161
Insurance premiums		17,843		15,907
Installation fees		53,300		38,911
Advertising expenses		35,315		47,095
Research and development expenses		42,835		40,127
Card service costs		758,862		725,571
Others		386,707		278,129

Total	~~W~~	5,957,571	~~W~~	5,651,081

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2023 and 2022

(2)	Details of employee benefits for the three-month periods ended March 31, 2023 and 2022, are as follows:

(in millions of Korean won)	2023		2022
Short-term employee benefits	~~W~~	994,872	~~W~~	958,773
Post-employment benefits (defined benefits)		45,474		57,855
Post-employment benefits (defined contributions)		21,514		15,926
Share-based payments		2,921		4,628
Others		4,300		3,232

Total	~~W~~	1,069,081	~~W~~	1,040,414

21.	Other Income and Other Expenses

(1)	Other income for the three-month periods ended March 31, 2023 and 2022, are as follows:

(in millions of Korean won)	2023		2022
Gain on disposal of property, equipment and investment properties	~~W~~	7,610	~~W~~	9,803
Gain on disposal of intangible assets		300		—
Gain on disposal of right-of-use assets		365		1,828
Compensation on property and equipment		32,012		29,148
Gain on government subsidies		9,402		5,928
Gain on disposal of investments in associates and joint ventures		3,174		—
Others		16,123		15,990

Total	~~W~~	68,986	~~W~~	62,697

(2)	Other expenses for the three-month periods ended March 31, 2023 and 2022, are as follows:

(in millions of Korean won)	2023		2022
Loss on disposal of property, equipment and investment properties	~~W~~	12,775	~~W~~	17,811
Loss on disposal of intangible assets		570		1,662
Loss on disposal of right-of-use assets		230		481
Loss on government subsidies		9,287		5,881
Loss on disposal of investments in associates		—		295
Donations		16,850		4,945
Other allowance for bad debts		4,011		5,061
Others		16,514		15,020

Total	~~W~~	60,237	~~W~~	51,156

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2023 and 2022

22. Financial Income and Costs

(1) Details of financial income for the three-month periods ended March 31, 2023 and 2022, are as follows:

(in millions of Korean won)	2023		2022
Interest income	~~W~~	68,194	~~W~~	67,892
Gain on foreign currency transactions		4,943		4,078
Gain on foreign currency translation		5,569		16,395
Gain on settlement of derivatives		1,612		—
Gain on valuation of derivatives		90,457		71,234
Others		2,559		922

Total	~~W~~	173,334	~~W~~	160,521

(2)	Details of financial costs for the three-month periods ended March 31, 2023 and 2022, are as follows:

(in millions of Korean won)	2023		2022
Interest expenses	~~W~~	78,707	~~W~~	60,499
Loss on foreign currency transactions		7,419		2,443
Loss on foreign currency translation		103,048		66,668
Loss on settlement of derivatives		—		3
Loss on valuation of derivatives		15,965		11,260
Loss on disposal of trade receivables		4,936		5,697
Others		16,706		6,274

Total	~~W~~	226,781	~~W~~	152,844

23.	Income Tax Expense

Income tax expense is recognized based on the best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual income tax rate used for the year ending December 31, 2023 is 29.2%.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2023 and 2022

24.	Earnings per Share

Basic earnings per share for the three-month periods ended March 31, 2023 and 2022, are calculated as follows:

(1)	Basic Earnings per Share

Basic earnings per share is calculated by dividing the net income attributable to the ordinary shares by the weighted average number of ordinary shares outstanding during the period, excluding ordinary shares held by the Group as treasury stock.

	2023		2022
Profit attributable to ordinary shares (in millions of Korean won)	~~W~~	296,334	~~W~~	409,717
Weighted average number of ordinary shares outstanding (in number of shares)		255,619,466		235,808,146
Basic earnings per share (in Korean won)	~~W~~	1,159	~~W~~	1,738

(2)	Diluted Earnings per Share

Diluted earnings per share from operations is calculated by adjusting the weighted average number of ordinary shares outstanding assuming that all dilutive potential ordinary shares are converted into ordinary shares. The Group has dilutive potential ordinary shares from convertible bonds, convertible preferred stock and other share-based payments.

	2023		2022
Profit attributable to ordinary shares (in millions of Korean won)	~~W~~	296,334	~~W~~	409,717
Adjusted net income attributable to ordinary shares (in millions of Korean won)		(123)		(98)
Diluted profit attributable to ordinary shares (in millions of Korean won)		296,211		409,619
Number of dilutive potential ordinary shares outstanding (in number of shares)		98,427		91,050
Weighted average number of ordinary shares outstanding (in number of shares)		255,717,893		235,899,196
Diluted earnings per share (in Korean won)		1,158		1,736

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2023 and 2022

Diluted earnings per share is earnings per outstanding of ordinary shares and dilutive potential ordinary shares. Diluted earnings per share is calculated by dividing adjusted profit for the year by the sum of the number of ordinary shares and dilutive potential ordinary shares. Convertible bonds and convertible preferred stocks without dilutive effects are excluded from the calculation

25.	Cash Generated from Operations

(1)	Cash flows from operating activities for the three-month periods ended March 31, 2023 and 2022, are as follows:

(in millions of Korean won)	2023		2022
1. Profit for the period	~~W~~	309,628	~~W~~	455,395
2. Adjustments for:
Income tax expense		127,974		186,797
Interest income [1]		(95,100)		(77,741)
Interest expense [1]		92,186		63,842
Dividend income [2]		(1,500)		(997)
Depreciation		683,696		662,106
Amortization of intangible assets		188,590		146,595
Depreciation of right-of-use assets		99,429		96,694
Provisions for severance benefits (defined benefits)		48,496		61,415
Allowance for bad debts		40,280		27,135
Share of net profit or loss of associates and joint ventures		3,828		3,645
Loss (gain) on disposal of associates and joint ventures		(3,174)		295
Loss (gain) on disposal of property, equipment and investment properties [3]		4,696		(66,581)
Impairment loss on property and equipment		522		—
Gain on disposal of right-of-use assets		(135)		(1,347)
Loss on disposal of intangible assets		270		1,662
Loss on foreign currency translation		97,479		50,273
Gain on valuation of derivatives		(62,356)		(59,971)
Loss on disposal of financial assets at amortized cost		—		1
Gain on disposal of financial assets at fair value through profit or loss		(1,410)		(5)
Loss (gain) on valuation of financial assets at fair value through profit or loss [4]		(8,563)		6,025
Others		55,818		19,575
3. Changes in operating assets and liabilities
Increase in trade receivables		(94,991)		(150,535)
Decrease (increase) in other receivables		700,595		(45,631)
Increase in other current assets		(115,551)		(284,479)
Decrease (increase) in other non-current assets		(3,521)		70

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2023 and 2022

Increase in inventories	(77,442)		(58,076)
Decrease in trade payables	(17,062)		(242,795)
Increase (decrease) in other payables	(876,706)		150,740
Decrease in other current liabilities	(5,850)		(12,819)
Decrease in other non-current liabilities	(12,014)		(8,254)
Increase (decrease) in provisions	485		(11,297)
Decrease in deferred revenue	(327)		(673)
Decrease in plan assets	120,326		165,964
Payment of post-employment benefits (defined benefit)	(137,805)		(185,607)

4. Cash generated from operations (1+2+3)	1,060,791	~~W~~	891,421

[1]

BC Card Co., Ltd. and other subsidiaries of the Group recognize interest income and expense as operating revenue and expense, respectively. Interest income of ~~W~~ 26,906 million (three-month period ended March 31, 2022: ~~W~~ 9,849 million) and interest expense of ~~W~~ 13,479 million (three-month period ended March 31, 2022: ~~W~~ 3,343 million) that are recognized as operating revenue and expense, respectively, for the three-month period ended March 31, 2023 are included.

[2]

BC Card Co., Ltd. recognizes dividend income as operating revenue. Dividend income of ~~W~~ 270 million (three-month period ended March 31, 2022: ~~W~~ 772 million) that is recognized as operating revenue for the three-month period ended March 31, 2023 is included.

[3]

KT Estate Inc. recognizes gain and loss on disposal of investment properties as operating revenue and expense, respectively. Gain on disposal of investment properties of ~~W~~ 469 million that is recognized as operating revenue for the year ended March 31, 2023 is included.

[4]

KT Investment Co., Ltd. and other subsidiaries of the Group recognize gain and loss on valuation of financial assets at fair value through profit or loss as operating revenue and expense, respectively. Loss on valuation of financial assets at fair value through profit or loss of ~~W~~ 11,078 million that is recognized as operating expense for the year ended March 31, 2023 is included.

(2)	Significant transactions not affecting cash flows for the three-month periods ended March 31, 2023 and 2022, are as follows:

(in millions of Korean won)	2023		2022
Reclassification of the current portion of borrowings	~~W~~	509,838	~~W~~	150,144
Reclassification of construction-in-progress to property and equipment		553,286		415,687
Reclassification of other payables from property and equipment		(474,750)		(470,032)
Reclassification of other payables from intangible assets		(260,389)		(305,858)
Reclassification of other payables from defined benefit liabilities		(107,648)		(122,390)
Reclassification of other payables from plan assets		94,671		106,316
Increase in dividend payable		526,284		476,800

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2023 and 2022

26.	Changes in Liabilities Arising from Financing Activities

Details of changes in liabilities related to cash flows that have been classified as financing activities or will be classified as financing activities in the consolidated statement of cash flows for the three-month periods ended March 31, 2023 and are as follows:

(in millions of Korean won)	Three-month period ended March 31, 2023
	Beginning		Cash flows		Non-cash								Ending
					Newly acquired		Exchange differences		Fair value changes		Others
Borrowings	~~W~~	10,006,685	~~W~~	472,335	~~W~~	—	~~W~~	91,508	~~W~~	252	~~W~~	6,310	~~W~~	10,577,090
Lease liabilities		1,172,038		(89,366)		93,496		—		—		(20,448)		1,155,720
Derivative liabilities		33,555		—		—		(18,363)		1,172		—		16,364
Derivative assets		(190,830)		—		—		(68,361)		9,964		(258)		(249,485)

Total	~~W~~	11,021,448	~~W~~	382,969	~~W~~	93,496	~~W~~	4,784	~~W~~	11,388	~~W~~	(14,396)	~~W~~	11,499,689

(in millions of Korean won)	Three-month period ended March 31, 2022
	Beginning		Cash flows		Non-cash
					Newly acquired		Exchange differences		Fair value changes		Others		Ending
Borrowings	~~W~~	8,437,703	~~W~~	409,135	~~W~~	—	~~W~~	48,133	~~W~~	218	~~W~~	(281)	~~W~~	8,894,908
Lease liabilities		1,159,369		(95,066)		64,288		(337)		58		(9,170)		1,119,142
Derivative liabilities		75,176		—		—		10,572		17		(56,420)		29,345
Derivative assets		(99,453)		—		—		(54,519)		8,169		(3,472)		(149,275)

Total	~~W~~	9,572,795	~~W~~	314,069	~~W~~	64,288	~~W~~	3,849	~~W~~	8,462	~~W~~	(69,343)	~~W~~	9,894,120

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2023 and 2022

27.	Segment Information

(1)	The management of the Group determines the operating segments based on the reported information when establishing the business strategy.

Details	Business service
ICT	Mobile/fixed line telecommunication service and convergence business, B2B business and others

Finance	Credit card business

Satellite TV	Satellite TV business

Real estate	Residential building development and supply

Others	IT, facility security, global business, and others

(2)	Details of operating revenues and profit by each segment for the three-month periods ended March 31, 2023 and 2022, are as follows:

(in millions of Korean won)	2023
	Operating revenues		Operating income		Depreciation and amortization [1]
ICT	~~W~~	4,618,995	~~W~~	388,143	~~W~~	779,223
Finance		883,987		10,834		11,912
Satellite TV		178,679		16,304		13,708
Real estate		110,117		4,394		17,450
Others		1,833,872		60,113		134,803

Subtotal		7,625,650		479,788		957,096
Elimination		(1,181,974)		6,317		(27,653)

Consolidated amount	~~W~~	6,443,676	~~W~~	486,105	~~W~~	929,443

(in millions of Korean won)	2022
	Operating revenues		Operating income		Depreciation and amortization [1]
ICT	~~W~~	4,608,389	~~W~~	429,893	~~W~~	787,253
Finance		839,131		32,972		11,665
Satellite TV		168,173		19,394		14,640
Real estate		150,573		78,233		16,347
Others		2,064,351		73,110		99,475

Subtotal		7,830,617		633,602		929,380
Elimination		(1,552,917)		(6,983)		(37,704)

Consolidated amount	~~W~~	6,277,700	~~W~~	626,619	~~W~~	891,676

[1]	Sum of the amortization of tangible assets, intangible assets, investment properties and right-of-use assets.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2023 and 2022

During the prior period, the Group changed certain operating segments for efficient business operation, and comparative information on the relevant segments was restated as the changed operating segments.

(3)	Operating revenues for the three-month periods ended March 31, 2023 and 2022, and non-current assets as of March 31, 2023 and December 31, 2022, by geographical region, are as follows:

(in millions of Korean won)	Operating revenues				Non-current assets [1]
Location	2023		2022		March 31, 2023		December 31, 2022
Domestic	~~W~~	6,402,892	~~W~~	6,240,557	~~W~~	20,600,197	~~W~~	20,845,214
Overseas		40,784		37,143		276,268		270,490

Total	~~W~~	6,443,676	~~W~~	6,277,700	~~W~~	20,876,465	~~W~~	21,115,704

[1]	Sum of property and equipment, intangible assets, investment properties and right-of-use assets.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2023 and 2022

28. Related Party Transactions

(1) The list of related parties of the Group as of March 31, 2023, is as follows:

Relationship	Name of Entity
Associates and joint ventures

KIF Investment Fund, QTT Global (Group) Company Limited, CU Industrial Development Co., Ltd., LoginD Co., Ltd., K Bank Inc., Daiwon Broadcasting Co., Ltd., KT-DSC creative economy youth start-up investment fund, Korea Electronic Vehicle Charging Service, K-REALTY RENTAL HOUSING REIT 2, AI RESEARCH INSTITUTE, KT-IBKC Future Investment Fund 1, Gyeonggi-KT Yoojin Superman Fund, FUNDA Co., Ltd., CHAMP IT Co., Ltd., Alliance Internet Corp., Little Big Pictures, Virtua Realm Sendirian Berhad, KT-Smart Factory Investment Fund, KT Young Entrepreneurs DNA Investment Fund, HD Hyundai Robotics Co., Ltd.(formerly Hyundai Robotics Co., Ltd.), IGIS Professional Investors Private Investment Real Estate Investment LLC No. 395, Maruee Limited Company Specializing in the Cultural Industry, Trustay Co., Ltd., The skyk Co., Ltd., Mastern No.127 Logispoint Daegu Co., Ltd., SMART KOREA KT NEXT VENTURE FUND, kt Early Stage Investment Fund, Pacific Professional Investors Private Investment Real Estate Investment LLC No. 55, Mastern KT Multi-Family Real Estate Private Equity Investment Fund I, Home Choice Corp., K-REALTY RENTAL HOUSING REIT V, K-Realty 11th Real Estate Investment Trust Company, IBK-KT Emerging Digital Industry Investment Fund, SG-IBKC K-Contents Investment Fund No.1, Daemuga Limited Company Specializing in the Cultural Industry, Megazone Cloud Corporation, Suseo Station Transfer Center Complex Development, TeamFresh Corp., KORAMKO No. 143 General Private Real Estate Investment Company, Jumbo Film, KB Three Telecommunications Companies ESG Fund, IGIS No. 468-1 General Private Real Estate Investment Company, Mastern Hongdae Rental Housing General Private

Real Estate Investment Company No.167, Kiamco Data Center Blind Fund, Mastern No.172 Seongsu Office PFV Co. Ltd., OASISALPHA Corporation, Shinhan EZ General Insurance, Ltd, New Media Tech Fund, SH-KT Logistics Investment Type Private Real Estate Investment Trust No.1, K-Realty Qualified Private Real Estate Investment Trust No. 1, GRANDWEST PFV Co., Ltd.

Others [1]	Goody Studio Co., Ltd., Rebellion Inc., Digital Pharm Co., Ltd.

[1]	Although they are evaluated by applying Korea IFRS 1109, these entities are included in the scope of related parties under Korean IFRS 1024 as the Group has significant influence over them.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2023 and 2022

(2)	Outstanding balances of receivables and payables in relation to transactions with related parties as of March 31, 2023 and December 31, 2022, are as follows:

(in millions of Korean won)		March 31, 2023
		Receivables				Payables
Relationship	Name of Entity	Trade receivables		Other receivables		Trade payables		Other payables		Lease liabilities
Associates and joint ventures	K Bank, Inc.	~~W~~	1,196	~~W~~	276,751	~~W~~	—	~~W~~	300	~~W~~	—
	Little Big Pictures		1,454		5,501		9		1		—
	K-Realty 11th Real Estate Investment Trust Company		53		1,283		—		—		6,612
	K-Realty Qualified Private Real Estate Investment Trust No. 1		51		1,438		—		—		16,718
	Others		1,729		46		2,355		1,434		—

	Total	~~W~~	4,483	~~W~~	285,019	~~W~~	2,364	~~W~~	1,735	~~W~~	23,330

(in millions of Korean won)		December 31, 2022
		Receivables				Payables
Relationship	Name of Entity	Trade receivables		Other receivables		Trade payables		Other payables		Lease liabilities
Associates and joint ventures	K Bank, Inc.	~~W~~	682	~~W~~	258,999	~~W~~	—	~~W~~	299	~~W~~	—
	Little Big Pictures		1,454		7,645		—		9		—
	K-Realty 11th Real Estate Investment Trust Company		151		1,283		—		—		8,824
	Others		2,285		2		3,235		2,932		—

	Total	~~W~~	4,572	~~W~~	267,929	~~W~~	3,235	~~W~~	3,240	~~W~~	8,824

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2023 and 2022

(3)	Significant transactions with related parties for the three-month periods ended March 31, 2023 and 2022, are as follows:

(in millions of Korean won)		2023
		Sales				Purchases				Acquisition of right-of-use assets
Relationship	Name of Entity	Operating revenue		Other income		Operating expenses		Others[1]
Associates and joint ventures	K Bank, Inc.	~~W~~	5,754	~~W~~	592	~~W~~	2,744	~~W~~	—	~~W~~	—
	HD Hyundai Robotics Co., Ltd. (formerly Hyundai Robotics Co., Ltd.)		22		—		182		—		—
	K-Realty 11th Real Estate Investment Trust Company		9		50		706		—		—
	K-Realty Qualified Private Real Estate Investment Trust No. 1		—		37		800		—		17,636
	Others [2]		2,837		210		9,746		86		—

	Total	~~W~~	8,622	~~W~~	889	~~W~~	14,178	~~W~~	86	~~W~~	17,636

[1]	The amount of acquisition of property and equipment and others is included.
[2]	Transactions with KD Living, Inc. before it was classified as subsidiary of the Group are included.

(in millions of Korean won)		2022
		Sales				Purchases				Acquisition of right-of-use assets
Relationship	Name of Entity	Operating revenue		Other income		Operating expenses		Others[1]
Associates and joint ventures	K- Realty CR-REITs No.1	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—
	K Bank, Inc.		5,683		—		2,467		—		—
	HD Hyundai Robotics Co., Ltd. (formerly Hyundai Robotics Co., Ltd.)		31		—		394		826		—
	Others		1,568		—		4,307		1,077		—

	Total	~~W~~	7,282	~~W~~	—	~~W~~	7,168	~~W~~	1,903	~~W~~	—

[1]	The amount of acquisition of property and equipment and others is included.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2023 and 2022

(in millions of Korean won)		2023
		Finance income		Finance costs		Dividend income
Associates and joint ventures	K Bank, Inc.	~~W~~	1,169	~~W~~	—	~~W~~	—
	HD Hyundai Robotics Co., Ltd. (formerly Hyundai Robotics Co., Ltd.)		—		—		—
	K-Realty 11th Real Estate Investment Trust Company		—		75		277
	K-Realty Qualified Private Real Estate Investment Trust No. 1		—		—		—
	Others [1]		—		—		1,626

	Total	~~W~~	1,169	~~W~~	75	~~W~~	1,903

[1]	Transactions with KD Living, Inc. before it was classified as subsidiary of the Group are included.

(in millions of Korean won)		2022
		Finance income		Finance costs		Dividend income
Associates and joint ventures	K- Realty CR-REITs No.1	~~W~~	—	~~W~~	—	~~W~~	45,549
	K Bank, Inc.		83		—		—
	HD Hyundai Robotics Co., Ltd. (formerly Hyundai Robotics Co., Ltd.)		—		—		—
	Others		—		60		43

	Total	~~W~~	83	~~W~~	60	~~W~~	45,592

(4)	Key management compensation for the three-month periods ended March 31, 2023 and 2022, consists of:

(in millions of Korean won)	2023		2022
Salaries and other short-term benefits	~~W~~	401	~~W~~	555
Post-employment benefits		71		105
Stock-based compensation		166		165

Total	~~W~~	638	~~W~~	825

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2023 and 2022

(5)	Fund transactions with related parties for the three-month periods ended March 31, 2023 and 2022, are as follows:

(in millions of Korean won)	2023
	Borrowing transactions[1]				Equity contributions in cash
	Borrowings		Repayments
Associates and Joint ventures
Megazone Cloud Corporation	~~W~~	30,000	~~W~~	—	~~W~~	—
K-Realty 11th Real Estate Investment Trust Company		—		314		—
K-Realty Qualified Private Real Estate Investment Trust No. 1		16,714		—		—
Telco Credit Bureau Co.,Ltd.		—		—		6,500
Others		—		—		2,586

Total	~~W~~	46,714	~~W~~	314	~~W~~	9,086

(in millions of Korean won)	2022
	Borrowing transactions[1]				Equity contributions in cash
	Borrowings		Repayments
Associates and Joint ventures
Megazone Cloud Corporation	~~W~~	—	~~W~~	—	~~W~~	131,603
Mastern KT Multi-Family Real Estate Private Equity Investment Fund I		—		—		9,637
IBK-KT Emerging Digital Industry Investment Fund		—		—		5,400
Others		—		198		9,440

Total	~~W~~	—	~~W~~	198	~~W~~	156,080

[1]	Lease transactions are included in borrowing transactions.

(6)	Provision of collateral and investment agreement and others

Provision of collateral and investment agreement The Group has an obligation to invest in Kiamco Data Center Blind Fund, a related party, according to the agreement. As of March 31, 2023, the Group is planning to invest an additional ~~W~~ 84,734 million.

(7)	As of March 31, 2023, the limit of the credit card contract provided by the Group to K Bank, Inc. is ~~W~~ 1,000 million (December 31, 2022: ~~W~~ 1,000 million).

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2023 and 2022

29.	Fair Value

(1)	Fair Value of Financial Instruments by Category

Carrying amount and fair value of financial instruments by category as of March 31, 2023 and December 31, 2022, are as follows:

(in millions of Korean won)	March 31, 2023			December 31, 2022
	Carrying amount		Fair value	Carrying amount		Fair value
Financial assets
Cash and cash equivalents	~~W~~	2,109,228	[1]	~~W~~	2,449,062	[1]
Trade and other receivables
Financial assets at amortized cost [2]		6,552,688	[1]		7,364,516	[1]
Financial assets at fair value through other comprehensive income		277,258	277,258		129,124	129,124
Other financial assets
Financial assets at amortized cost		1,227,720	[1]		1,060,058	[1]
Financial assets at fair value through profit or loss		995,863	995,863		1,064,856	1,064,856
Financial assets at fair value through other comprehensive income		1,604,873	1,604,873		1,508,192	1,508,192
Derivative financial assets for hedging		249,485	249,485		190,830	190,830

Total	~~W~~	13,017,115		~~W~~	13,766,638

Financial liabilities
Trade and other payables [3]	~~W~~	6,852,169	[1]	~~W~~	8,397,264	[1]
Borrowings		10,577,090	10,222,491		10,006,685	9,405,992
Other financial liabilities
Financial liabilities at amortized cost		257,933	[1]		246,606	[1]
Financial liabilities at fair value through profit or loss		158,921	158,921		141,280	141,280
Derivative financial liabilities for hedging		16,364	16,364		33,555	33,555

Total	~~W~~	17,862,477		~~W~~	18,825,390

[1]	The Group did not conduct a fair value estimation since the book amount is a reasonable approximation of fair value.
[2]	Lease receivables are excluded from fair value disclosure in accordance with Korean IFRS 1107.
[3]	Amounts related to employee benefit plans are included in trade and other payables at the end of previous year.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2023 and 2022

(2)	Fair Value Hierarchy

To provide an indication about the reliability of the inputs used in determining fair value, the Group classifies its financial instruments into the three levels prescribed under the accounting standards. Financial instruments that are measured at fair value are categorized by the fair value hierarchy, and the defined levels are as follows:

•

Level 1: The fair value of financial instruments traded in active markets is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.

•

Level 2: The fair value of financial instruments that are not traded in an active market is determined using valuation techniques which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

•	Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2023 and 2022

Fair value hierarchy classifications of the financial assets and financial liabilities that are measured at fair value or disclosed in fair value as of March 31, 2023 and December 31, 2022, are as follows:

(in millions of Korean won)	March 31, 2023
	Level 1		Level 2		Level 3		Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	—	~~W~~	277,258	~~W~~	—	~~W~~	277,258
Other financial assets
Financial assets at fair value through profit or loss		34,177		361,361		600,325		995,863
Financial assets at fair value through other comprehensive income		1,103,155		5,487		496,231		1,604,873
Derivative financial assets for hedging		—		249,485		—		249,485

Total	~~W~~	1,137,332	~~W~~	893,591	~~W~~	1,096,556	~~W~~	3,127,479

Liabilities
Borrowings	~~W~~	—	~~W~~	10,222,491	~~W~~	—	~~W~~	10,222,491
Other financial liabilities
Financial liabilities at fair value through profit or loss		—		1,385		157,536		158,921
Derivative financial liabilities for hedging		—		16,364		—		16,364

Total	~~W~~	—	~~W~~	10,240,240	~~W~~	157,536	~~W~~	10,397,776

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2023 and 2022

(in millions of Korean won)	December 31, 2022
	Level 1		Level 2		Level 3		Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	—	~~W~~	129,124	~~W~~	—	~~W~~	129,124
Other financial assets
Financial assets at fair value through profit or loss		26,647		426,140		612,069		1,064,856
Financial assets at fair value through other comprehensive income		1,005,900		5,163		497,129		1,508,192
Derivative financial assets for hedging purpose		—		189,717		1,113		190,830

Total	~~W~~	1,032,547	~~W~~	750,144	~~W~~	1,110,311	~~W~~	2,893,002

Liabilities
Borrowings	~~W~~	—	~~W~~	9,405,992	~~W~~	—	~~W~~	9,405,992
Other financial liabilities
Financial liabilities at fair value through profit or loss		—		—		141,280		141,280
Derivative financial liabilities for hedging purpose		—		33,555		—		33,555

Total	~~W~~	—	~~W~~	9,439,547	~~W~~	141,280	~~W~~	9,580,827

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2023 and 2022

(3)	Transfers Between Fair Value Hierarchy Levels of Recurring Fair Value Measurements

Details of transfers between Level 1 and Level 2 of the fair value hierarchy for recurring fair value measurements

There are no transfers between Level 1 and Level 2 of the fair value hierarchy for recurring fair value measurements.

Details of changes in Level 3 of the fair value hierarchy for recurring fair value measurements.

Details of changes in Level 3 of the fair value hierarchy for recurring fair value measurements are as follows:

(In millions of Korean won)	March 31, 2023
	Financial assets						Financial liabilities
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivative financial assets for hedging		Financial liabilities at fair value through profit or loss
Beginning balance	~~W~~	612,069	~~W~~	497,129	~~W~~	1,113	~~W~~	141,280
Purchases		4,777		—		—		—
Reclassifications		(2,169)		(766)		(1,113)		—
Changes in consolidation scope		252		—		—		—
Disposals		(4,130)		—		—		—
Amount recognized in profit or loss		(10,474)		—		—		16,256
Amount recognized in other comprehensive income		—		(132)		—		—

Ending balance	~~W~~	600,325	~~W~~	496,231	~~W~~	—	~~W~~	157,536

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2023 and 2022

(In millions of Korean won)	March 31, 2022
	Financial assets						Financial liabilities
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivative financial assets for hedging		Financial liabilities at fair value through profit or loss
Beginning balance	~~W~~	577,085	~~W~~	323,373	~~W~~	31,565	~~W~~	215,332
Purchases		117,583		6,722		—		—
Reclassifications		(2,470)		—		—		(54,922)
Disposals		(70,513)		(88,442)		—		—
Amount recognized in profit or loss		(649)		17		10,123		(12,759)
Amount recognized in other comprehensive income		—		1,301		(2,962)		—

Ending balance	~~W~~	621,036	~~W~~	242,971	~~W~~	38,726	~~W~~	147,651

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2023 and 2022

(4)	Valuation Techniques and Inputs

Valuation techniques and inputs used in recurring and non-recurring fair value measurements and disclosed fair values categorized within Level 2 and Level 3 of the fair value hierarchy as of March 31, 2023 and December 31, 2022, are as follows:

(in millions of Korean won)	March 31, 2023
	Fair value		Level	Valuation techniques
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	277,258	2	DCF Model
Other financial assets
Financial assets at fair value through profit or loss		961,686	2,3	DCF Model, Adjusted Net Asset Model, Monte-Carlo Simulation
Financial assets at fair value through other comprehensive income		501,718	2,3	DCF Model, Market Approach Model
Derivative financial assets for hedging		249,485	2	DCF Model
Liabilities
Borrowings	~~W~~	10,222,491	2	DCF Model
Other financial liabilities
Financial liabilities at fair value through profit or loss		158,921	2,3	DCF Model, Binomial Option Pricing Model, Monte-Carlo Simulation
Derivative financial liabilities for hedging		16,364	2	DCF Model

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2023 and 2022

(in millions of Korean won)	December 31, 2022
	Fair value		Level	Valuation techniques
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	129,214	2	DCF Model
Other financial assets
Financial assets at fair value through profit or loss		1,038,209	2,3	DCF Model, Adjusted Net Asset Model, Monte-Carlo Simulation
Financial assets at fair value through other comprehensive income		502,292	2,3	DCF Model, Market Approach Model
Derivative financial assets for hedging purpose		190,830	2,3	DCF Model
Liabilities
Borrowings	~~W~~	9,405,992	2	DCF Model
Other financial liabilities
Financial liabilities at fair value through profit or loss		141,280	3	DCF Model, Binomial Option Pricing Model, Monte-Carlo Simulation
Derivative financial liabilities for hedging purpose		33,555	2	DCF Model

(5)	Valuation Processes for Fair Value Measurements Categorized Within Level 3

The Group uses external experts that perform the fair value measurements required for financial reporting purposes. External experts report directly to the Chief Financial Officer (CFO),and discuss the valuation processes and results with the CFO in line with the Group’s closing dates.

(6)	Gains and Losses on Valuation at the Transaction Date

In the case that the Group values derivative financial instruments using inputs not based on observable market data, and the fair value calculated by valuation methods using such data differs from the transaction price, then the fair value of the financial instrument is recognized at the transaction price. The difference between the fair value at initial recognition and the transaction price is deferred and amortized using a straight-line method by maturity of the financial instrument. However, in the case that the inputs of the valuation methods become observable in markets, the remaining deferred difference is immediately recognized in full in profit or loss.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of March 31, 2023 and 2022

In relation to this, details and changes of total deferred differences for the three-month periods ended March 31, 2023 and 2022, are as follows:

(in millions of Korean won)	2023		2022
	Derivatives used for hedging		Derivatives used for hedging
Beginning balance	~~W~~	—	~~W~~	831
Recognized at fair value through profit or loss		—		(356)

Ending balance	~~W~~	—	~~W~~	475

30.	Events After the Reporting Period

(1)

Kt cloud Co., Ltd., a subsidiary subject to consolidation, decided to increase its capital by the resolution of the board of directors on May 11, 2023. The planned amount of capital increase is \ 600,000 million, and the increase is expected to take place in July 2023.

(2)	In accordance with the shareholder agreement, LS Cable & System Ltd. exercised its call option for KT Submarine Co., Ltd on April 3, 2023.

KT Corporation

Separate Interim Financial Statements

March 31, 2023 and 2022

ATTACHMENT: INDEPENDENT AUDITOR’S REVIEW REPORT

KT Corporation

KT Corporation

Index

March 31, 2023 and 2022

KT Corporation

Separate Interim Financial Statements

March 31, 2023 and 2022

Page(s)
Report on Review of Interim Financial Statements	1 - 2

Separate Interim Financial Statements

Separate Interim Statements of Financial Position	3 - 4

Separate Interim Statements of Profit or Loss	5

Separate Interim Statements of Comprehensive Income	6

Separate Interim Statements of Changes in Equity	7 - 8

Separate Interim Statements of Cash Flows	9

Notes to the Separate Interim Financial Statements	10 -57

Deloitte Anjin LLC 9F., One IFC, 10, Gukjegeumyung-ro, Youngdeungpo-gu, Seoul 07326, Korea Tel: +82 (2) 6676 1000 Fax: +82 (2) 6674 2114 www.deloitteanjin.co.kr

Independent Auditor’s Review Report

[English Translation of Independent Auditor’s Review Report Originally Issued in Korean on May 15, 2023]

To the Shareholders and the Board of Directors of KT Corporation.

Reviewed Separate Interim Financial Statements

We have reviewed the accompanying separate interim financial statements of KT Corporation (the “Company”). The separate interim financial statements consist of the separate statement of financial position as of March 31, 2023, and the related separate statements of profit or loss, comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2023, all expressed in Korean won, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Separate Interim Financial Statements

Management is responsible for the preparation and fair presentation of these separate interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No. 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express a conclusion on the accompanying separate interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semi-annual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of separate interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying separate interim financial statements referred to above are not presented fairly, in all material respects, in accordance with K-IFRS No.1034 Interim Financial Reporting.

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee (“DTTL”), its network of member firms, and their related entities. DTTL and each of its member firms are legally separate and independent entities. DTTL (also referred to as “Deloitte Global”) does not provide services to clients. Please see www.deloitte.com/kr/about to learn more about our global network of member firms.

Deloitte Touche Tohmatsu Limited is a private company limited by guarantee incorporated in England & Wales under company number 07271800, and its registered office is Hill House, 1 Little New Street, London, EC4a, 3TR, United Kingdom.

Other Matters

The accompanying separate interim statements of profit or loss, comprehensive income, changes in equity and cash flows for the three-month period ended March 31, 2022 for comparative purpose, were reviewed by other auditors, whose report thereon dated May 16, 2022, expressed that nothing came to their attention that caused them to believe that those separate interim financial statements as of March 31, 2022 were not prepared fairly, in all material respects, in accordance with K-IFRS.

The separate statement of financial position as of December 31, 2022, and the related separate statements of profit or loss, comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by other auditors, whose report thereon dated March 8, 2023, expressed an unqualified opinion. The accompanying statement of financial position as of December 31, 2022, presented for comparative purposes, is not different from that audited by other auditors in all material respects.

Seoul, Korea

May 15, 2023

Notice to Readers

This review report is effective as of May 15, 2023, the auditor’s review report date. Certain subsequent events or circumstances may have occurred between the auditor’s review report date and the time the auditor’s review report is read. Such events or circumstances could significantly affect the financial statements and may result in modifications to the auditor’s review report.

2

KT Corporation

Separate Interim Statements of Financial Position

March 31, 2023 and December 31, 2022

(in millions of Korean won)	Notes	March 31, 2023		December 31, 2022
Assets
Current assets
Cash and cash equivalents	4,28	~~W~~	866,346	~~W~~	966,307
Trade and other receivables, net	4,5,28		3,283,281		3,055,649
Other financial assets	4,6,28		327,780		232,837
Inventories, net	7		380,138		349,870
Other current assets	8		2,114,597		1,998,825

Total current assets			6,972,142		6,603,488

Non-current assets
Trade and other receivables, net	4,5,28		399,399		526,988
Other financial assets	4,6,28		2,119,702		1,993,893
Property and equipment, net	9		11,240,420		11,540,162
Right-of-use assets	16		981,263		983,049
Investment properties, net	9		1,149,381		1,137,489
Intangible assets, net	9		1,778,777		1,855,679
Investments in subsidiaries, associates and joint ventures	10		4,895,438		4,879,219
Net defined benefit assets	14		159,024		180,689
Other non-current assets	8		691,371		717,118

Total non-current assets			23,414,775		23,814,286

Total assets		~~W~~	30,386,917	~~W~~	30,417,774

(Continued)

See accompanying notes to the separate financial statements.

3

KT Corporation

Separate Interim Statements of Financial Position (Continued)

Three-Month Periods Ended March 31, 2023 and 2022

(in millions of Korean won)	Notes	March 31, 2023		December 31, 2022
Liabilities
Current liabilities
Trade and other payables	4,11,28	~~W~~	4,236,711	~~W~~	4,411,056
Borrowings	4,12,28		1,359,460		984,720
Other financial liabilities	4,6,28		2,606		—
Current tax liabilities			84,350		127,944
Provisions	13		86,153		87,720
Deferred income			39,424		44,042
Other current liabilities	8		773,964		665,968

Total current liabilities			6,582,668		6,321,450

Non-current liabilities
Trade and other payables	4,11,28		725,046		979,050
Borrowings	4,12,28		6,675,810		6,510,841
Other financial liabilities	4,6,28		19,445		37,566
Provisions	13		86,497		79,374
Deferred income	19		153,560		158,161
Deferred tax liabilities			836,953		763,113
Other non-current liabilities	8		686,497		710,139

Total non-current liabilities			9,183,808		9,238,244

Total liabilities			15,766,476		15,559,694

Equity
Share capital			1,564,499		1,564,499
Share premium			1,440,258		1,440,258
Retained earnings	17		12,123,303		12,347,403
Accumulated other comprehensive income			(10,233)		(72,672)
Other components of equity	18		(497,386)		(421,408)

Total equity			14,620,441		14,858,080

Total liabilities and equity		~~W~~	30,386,917	~~W~~	30,417,774

(Concluded)

See accompanying notes to the separate interim financial statements.

4

KT Corporation

Separate Interim Statements of Profit or Loss

Three-Month Periods Ended March 31, 2023 and 2022

		Three-Month Period Ended March 31
(in millions of Korean won, except per share amounts)	Notes	2023		2022
Operating revenue	19	~~W~~	4,618,994	~~W~~	4,608,389
Operating expenses	20		4,230,851		4,178,496

Operating profit			388,143		429,893
Other income	21		116,520		135,374
Other expenses	21		48,662		41,369
Finance income	22		148,535		133,341
Finance costs	22		176,843		128,188

Profit before income tax expense			427,693		529,051
Income tax expense			107,828		138,082

Profit for the period		~~W~~	319,865	~~W~~	390,969

Earnings per share
Basic earnings per share	24	~~W~~	1,251	~~W~~	1,658
Diluted earnings per share	24		1,251		1,657

See accompanying notes to the separate interim financial statements.

5

KT Corporation

Separate Interim Statements of Comprehensive Income

Three-Month Periods Ended March 31, 2023 and 2022

		Three-Month Period Ended March 31
(in millions of Korean won)	Notes	2023		2022
Profit for the period		~~W~~	319,865	~~W~~	390,969

Other comprehensive income
Items that will not be subsequently reclassified to profit or loss:
Remeasurements of the net defined benefit liabilities	14		2,076		(708)
Gain (loss) on valuation of financial instruments at fair value through other comprehensive income			70,971		(4,582)
Items that may be subsequently reclassified to profit or loss
Valuation gain on cash flow hedge	6		56,588		26,983
Other comprehensive income from cash flow hedges reclassified to profit or loss			(64,896)		(32,308)

Other comprehensive income(loss) for the period, net of tax			64,739		(10,615)

Total comprehensive income(loss) for the period		~~W~~	384,604	~~W~~	380,354

See accompanying notes to the separate interim financial statements.

6

KT Corporation

Separate Statements of Changes in Equity

Three-Month Periods Ended March 31, 2023 and 2022

(in millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total equity
Balance as of January 1, 2022		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	11,931,481	~~W~~	125,610	~~W~~	(1,196,954)	~~W~~	13,864,894
Comprehensive income
Profit for the period			—		—		390,969		—		—		390,969
Loss on valuation of financial assets at fair value through other comprehensive income			—		—		—		(4,582)		—		(4,582)
Remeasurements of net defined benefit liabilities	14		—		—		(708)		—		—		(708)
Valuation loss on cash flow hedge	6		—		—		—		(5,325)		—		(5,325)

Total comprehensive income for the period			—		—		390,261		(9,907)		—		380,354

Transactions with owners
Dividends paid			—		—		(450,393)		—		—		(450,393)
Appropriation of retained earnings related to loss on disposal of treasury stock			—		—		(11,577)		—		11,577		—
Others			—		—		—		—		1,250		1,250

Subtotal			—		—		(461,970)		—		12,827		(449,143)

Balance as of March 31, 2022		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	11,859,772	~~W~~	115,703	~~W~~	(1,184,127)	~~W~~	13,796,105

(Continued)

See accompanying notes to the separate interim financial statements.

7

KT Corporation

Separate Statements of Changes in Equity (Continued)

Three-Month Periods Ended March 31, 2023 and 2022

(in millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total equity
Balance as of January 1, 2023		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	12,347,403	~~W~~	(72,672)	~~W~~	(421,408)	~~W~~	14,858,080
Comprehensive income
Profit for the period			—		—		319,865		—		—		319,865
Gain on valuation of financial assets at fair value through other comprehensive income			—		—		224		70,747		—		70,971
Remeasurements of net defined benefit liabilities	14		—		—		2,076		—		—		2,076
Valuation loss on cash flow hedge	6		—		—		—		(8,308)		—		(8,308)

Total comprehensive income for the period			—		—		322,165		62,439		—		384,604

Transactions with owners
Dividends paid			—		—		(501,843)		—		—		(501,843)
Appropriation of retained earnings related to loss on disposal of treasury stock			—		—		(44,422)		—		44,422		—
Acquisition of treasury stock											(121,975)		(121,975)
Others			—		—		—		—		1,575		1,575

Subtotal			—		—		(546,265)		—		(75,978)		(622,243)

Balance as of March 31, 2023		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	12,123,303	~~W~~	(10,233)	~~W~~	(497,386)	~~W~~	14,620,441

(Concluded)

See accompanying notes to the separate interim financial statements.

8

KT Corporation and Subsidiaries

Separate Interim Statements of Cash Flows

Three-Month Periods Ended March 31, 2023 and 2022

KT Corporation

		Three-Month Period Ended March 31
(in millions of Korean won)	Notes	2023		2022
Cash flows from operating activities
Cash generated from operations	25	~~W~~	970,189	~~W~~	1,008,212
Interest paid			(83,503)		(54,457)
Interest received			47,458		55,122
Dividends received			1,298		45,549
Income tax paid			(77,303)		(49,151)

Net cash inflow from operating activities			858,139		1,005,275

Cash flows from investing activities
Collection of loans			9,694		11,317
Disposal of financial assets at fair value through profit or loss			1,732		—
Disposal of financial assets at fair value through profit or loss			300		—
Disposal of investments in subsidiaries, associates and joint ventures			2,511		188
Disposal of property and equipment			8,034		13,403
Disposal of intangible assets			35		5
Disposal of right-of-use assets			50		—
Loans granted			(10,048)		(9,722)
Acquisition of current financial assets at amortized cost			(78,024)		(75,500)
Acquisition of financial assets at fair value through profit or loss			(1,125)		(12,663)
Acquisition of financial assets at fair value through other comprehensive income			—		(1,980)
Acquisition of investments in subsidiaries, associates and joint ventures			(19,510)		(147,633)
Acquisition of property and equipment			(817,994)		(870,637)
Acquisition of intangible assets			(306,734)		(314,973)
Acquisition of right-of-use assets			(416)		(974)

Net cash outflow from investing activities			(1,211,495)		(1,409,169)

Cash flows from financing activities
Proceeds from borrowings			598,990		498,702
Repayments of borrowings			(150,247)		(220,247)
Acquisition of treasury stock			(121,975)		—
Decrease in lease liabilities			(73,457)		(87,182)

Net cash outflow from financing activities	26		253,311		191,273

Effect of exchange rate change on cash and cash equivalents			84		(76)

Net increase (decrease) in cash and cash equivalents			(99,961)		(212,697)
Cash and cash equivalents
Beginning of the period			966,307		1,708,714

End of the period		~~W~~	866,346	~~W~~	1,496,017

See accompanying notes to the separate interim financial statements.

9

KT Corporation

Notes to the Separate Interim Financial Statements

As of March 31, 2023 and 2022

1.	General Information

KT Corporation (the “Company”) in accordance with the Korea Telecommunications Corporation Act, was established as a 100% government-invested institution on January 1, 1982, when it comprehensively succeeded the telegraph and telephone business from the Korea Communications Commission (former Ministry of Information and Communication) to promote management of public telecommunications business and communication technology, and to contribute to improvement of public welfare. After its establishment, the Company has been operating in public telecommunications business through a nationwide business network including headquarters and business departments. The address of the registered headquarter is 90, Buljeong-ro, Bundang-gu, Seongnam City, Gyeonggi Province, Korea.

On October 1, 1997, the Company was converted into a government-invested institution pursuant to the Act on Management Structure Improvement and Privatization of Public Enterprises and was listed on the KRX stock market which was established by the Korea Exchange. On May 29, 1999, the Company was listed on the New York Stock Exchange by issuing a stock depository certificate containing newly issued 24,282,195 shares of common stock along with 20,813,311 shares held by the government. On July 2, 2001, a stock depositary certificate containing 55,502,161 stocks held by the government was additionally issued and listed on the New York Stock Exchange.

In 2002, the Company acquired the entire shares previously held by the government in accordance with the Korean government’s public enterprise privatization plan. As of March 31, 2023, the Korean government does not own any shares in the Company.

2.	Material Accounting Policies

2.1	Basis of Preparation

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS” or “K-IFRS”). The accompanying separate interim financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

The separate interim financial statements of the Company for the three-month period ended March 31, 2023, have been prepared in accordance with Korean IFRS 1034 Interim Financial Reporting. These separate interim financial statements have been prepared in accordance with Korean IFRS which is effective or has been early adopted as of March 31, 2023.

10

KT Corporation

Notes to the Separate Interim Financial Statements

As of March 31, 2023 and 2022

2.2	Changes in Accounting Policies and Disclosures

(1) New and amended standards and interpretations adopted by the Company

The Company has applied the following standards and interpretations for the first time for their annual reporting period commencing January 1, 2023.

•	K-IFRS 1001 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements—Disclosure of Accounting Policies (Amendment)

The amendments change the requirements in K-IFRS 1001 with regard to disclosure of accounting policies. The amendments replace all instances of the term ‘significant accounting policies’ with ‘material accounting policy information’. Accounting policy information is material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements.

The supporting paragraphs in K-IFRS 1001 are also amended to clarify that accounting policy information that relates to immaterial transactions, other events or conditions is immaterial and need not be disclosed. Accounting policy information may be material because of the nature of the related transactions, other events or conditions, even if the amounts are immaterial. However, not all accounting policy information relating to material transactions, other events or conditions is itself material.

•	K-IFRS 1001 Presentation of Financial Statements—Disclosure of financial liabilities with condition to adjust exercise price (Amendment)

The amendments require disclosure of valuation gains or losses (limited to those recognized in the profit or loss) of the conversion options or warrants (or financial liabilities including them), if all or part of the financial instrument with exercise price that is adjusted depending on the issuer’s share price change is classified as financial liability as defined in paragraph 11 (2) of K-IFRS 1032.

•	K-IFRS 1008 Accounting Polices, Changes in Accounting Estimates and Errors—Definition of Accounting Estimates (Amendment)

The amendments replace the definition of a change in accounting estimates with a definition of accounting estimates. Under the new definition, accounting estimates are “monetary amounts in financial statements that are subject to measurement uncertainty”.

The definition of a change in accounting estimates was deleted. However, the IASB retained the concept of changes in accounting estimates in the Standard with the following clarifications:

•	A change in accounting estimate that results from new information or new developments is not the correction of an error

•

The effects of a change in an input or a measurement technique used to develop an accounting estimate are changes in accounting estimates if they do not result from the correction of prior period errors

11

KT Corporation

Notes to the Separate Interim Financial Statements

As of March 31, 2023 and 2022

•	K-IFRS 1012 Income Taxes—Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendment)

The amendments introduce a further exception from the initial recognition exemption. Under the amendments, an entity does not apply the initial recognition exemption for transactions that give rise to equal taxable and deductible temporary differences.

Depending on the applicable tax law, equal taxable and deductible temporary differences may arise on initial recognition of an asset and liability in a transaction that is not a business combination and affects neither accounting nor taxable profit. For example, this may arise upon recognition of a lease liability and the corresponding right-of-use asset applying K-IFRS 1116 at the commencement date of a lease.

Following the amendments to K-IFRS 1012, an entity is required to recognise the related deferred tax asset and liability, with the recognition of any deferred tax asset being subject to the recoverability criteria in K-IFRS 1012.

The amendments apply to transactions that occur on or after the beginning of the earliest comparative period presented. In addition, at the beginning of the earliest comparative period an entity recognises:

•

A deferred tax asset (to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilised) and a deferred tax liability for all deductible and taxable temporary differences associated with:

①	Right-of-use assets and lease liabilities

②	Decommissioning, restoration and similar liabilities and the corresponding amounts recognised as part of the cost of the related asset

•	The cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate) at that date.

12

KT Corporation

Notes to the Separate Interim Financial Statements

As of March 31, 2023 and 2022

(2) New standards and interpretations not yet adopted by the Company

The amended accounting standard issued that is not mandatory for the annual reporting period commencing January 1, 2023 and has not been early adopted by the Company is as follows:

•	K-IFRS 1001 Presentation of Financial Statements—Classification of Liabilities as Current or Non-current (Amendment)

The amendments clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period, specify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability, explain that rights are in existence if covenants are complied with at the end of the reporting period, and introduce a definition of ‘settlement’ to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services.

In addition, the 2022 amendments specify that only covenants that an entity is required to comply with on or before the end of the reporting period affect the entity’s right to defer settlement of a liability for at least twelve months after the reporting date. Such covenants affect whether the right exists at the end of the reporting period, even if compliance with the covenant is assessed only after the reporting date.

The 2022 amendments also specifies that the right to defer settlement is not affected if an entity only has to comply with a covenant after the reporting period. However, if the entity’s right to defer settlement of a liability is subject to the entity complying with covenants within twelve months after the reporting period, an entity discloses information that enables users of financial statements to understand the risk of the liabilities becoming repayable within twelve months after the reporting period. This would include information about the covenants (including the nature of the covenants and when the entity is required to comply with them), the carrying amount of related liabilities and facts and circumstances, if any, that indicate that the entity may have difficulties complying with the covenants.

The above amendments are applied retrospectively for annual reporting periods beginning on or after 1 January 2024, with early application permitted.

The Company is in review for the impact of the above amendments on the financial statements.

13

KT Corporation

Notes to the Separate Interim Financial Statements

As of March 31, 2023 and 2022

2.3	Significant Accounting Policies

Significant accounting policies and method of computation used in the presentation of the separate interim financial statements are consistent with those of the separate financial statements for the year ended December 31, 2022, except for the changes due to the application of amendment and enactments of standards described in Note 2.2 (1) and as described below.

(1) Income Tax Expense

Income tax expense for the interim period is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual tax rate is applied to the pre-tax income of the interim period.

(2) Subsidiaries, Associates and Joint Ventures

The financial statements of the Company are the separate financial statements prepared in accordance with Korean IFRS 1027 Separate Financial Statements. Investments in subsidiaries, associates and joint ventures are recognized at cost under the direct equity method. Management applied the carrying amounts under the previous K-GAAP at the time of transition to Korean IFRS as deemed cost of investments. The Company recognizes dividend income from subsidiaries, associates and joint ventures in profit or loss when its right to receive the dividend is established.

3.	Critical Accounting Estimates and Assumptions

The preparation of financial statements requires the Company to make estimates and assumptions concerning the future. Management also needs to exercise judgement in applying the Company’s accounting policies. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. As the resulting accounting estimates will, by definition, seldom equal the actual results, it poses significant risk of resulting in a material adjustment.

14

KT Corporation

Notes to the Separate Interim Financial Statements

As of March 31, 2023 and 2022

4.	Financial Instruments by Category

Financial instruments by category as of March 31, 2023 and December 31, 2022, are as follows:

(in millions of Korean won)	March 31, 2023
Financial assets	Financial assets at amortized cost		Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivatives used for hedging		Total
Cash and cash equivalents	~~W~~	866,346	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	866,346
Trade and other receivables		3,405,422		—		277,258		—		3,682,680
Other financial assets		492,954		398,526		1,310,809		245,193		2,447,482

(in millions of Korean won)	March 31, 2023
Financial liabilities	Financial liabilities at amortized cost		Financial liabilities at fair value through profit and loss		Derivatives used for hedging		Others		Total
Trade and other payables	~~W~~	4,729,071	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	4,729,071
Borrowings		8,035,270		—		—		—		8,035,270
Other financial liabilities		—		6,840		15,211		—		22,051
Lease liabilities		—		—		—		857,726		857,726

(in millions of Korean won)	December 31, 2022
Financial assets	Financial assets at amortized cost		Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivatives used for hedging		Total
Cash and cash equivalents	~~W~~	966,307	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	966,307
Trade and other receivables		3,453,513		—		129,124		—		3,582,637
Other financial assets		416,294		410,388		1,214,059		185,989		2,226,730

(in millions of Korean won)	December 31, 2022
Financial liabilities	Financial liabilities at amortized cost		Financial liabilities at fair value through profit and loss		Derivatives used for hedging		Others		Total
Trade and other payables [1]	~~W~~	5,390,106	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	5,390,106
Borrowings		7,495,561		—		—		—		7,495,561
Other financial liabilities		—		5,164		32,402		—		37,566
Lease liabilities		—		—		—		865,280		865,280

[1]	Amounts related to employee benefit plans are included in Trade and other payables.

15

KT Corporation

Notes to the Separate Interim Financial Statements

As of March 31, 2023 and 2022

5.	Trade and Other Receivables

(1)	Trade and other receivables as of March 31, 2023 and December 31, 2022, are as follows:

(in millions of Korean won)	March 31, 2023
	Total amounts		Provision for impairment		Present value discount		Carrying amount
Current assets
Trade receivables	~~W~~	3,099,426	~~W~~	(276,224)	~~W~~	(6,887)	~~W~~	2,816,315
Other receivables		496,344		(26,011)		(3,367)		466,966

Total	~~W~~	3,595,770	~~W~~	(302,235)	~~W~~	(10,254)	~~W~~	3,283,281

Non-current assets
Trade receivables	~~W~~	261,840	~~W~~	(709)	~~W~~	(12,486)	~~W~~	248,645
Other receivables		159,366		(429)		(8,183)		150,754

Total	~~W~~	421,206	~~W~~	(1,138)	~~W~~	(20,669)	~~W~~	399,399

(in millions of Korean won)	December 31, 2022
	Total amounts		Provision for impairment		Present value discount		Carrying Amount
Current assets
Trade receivables	~~W~~	2,929,574	~~W~~	(278,135)	~~W~~	(6,872)	~~W~~	2,644,567
Other receivables		443,525		(30,549)		(1,894)		411,082

Total	~~W~~	3,373,099	~~W~~	(308,684)	~~W~~	(8,766)	~~W~~	3,055,649

Non-current assets
Trade receivables	~~W~~	370,471	~~W~~	(869)	~~W~~	(11,180)	~~W~~	358,422
Other receivables		177,815		(429)		(8,820)		168,566

Total	~~W~~	548,286	~~W~~	(1,298)	~~W~~	(20,000)	~~W~~	526,988

16

KT Corporation

Notes to the Separate Interim Financial Statements

As of March 31, 2023 and 2022

(2)	Details of other receivables as of March 31, 2023 and December 31, 2022, are as follows:

(in millions of Korean won)	March 31, 2023		December 31, 2022
Loans	~~W~~	46,489	~~W~~	46,463
Receivables		240,298		262,557
Accrued income		67,747		6,996
Refundable deposits		289,626		294,575
Others		—		35
Less: Provision for impairment		(26,440)		(30,978)

Total	~~W~~	617,720	~~W~~	579,648

(3)	The maximum exposure of trade and other receivables to credit risk is the carrying amount of each class of receivables mentioned above as of March 31, 2023.

(4)

The Company classifies a portion of the trade receivables as financial assets at fair value through other comprehensive income considering the trade receivables business model for managing the asset and the cash flow characteristics of the contract.

6.	Other Financial Assets and Liabilities

(1)	Details of other financial assets and liabilities as of March 31, 2023 and December 31, 2022, are as follows:

(in millions of Korean won)	March 31, 2023		December 31, 2022
Other financial assets
Financial assets at amortized cost [1]	~~W~~	492,954	~~W~~	416,294
Financial assets at fair value through profit or loss [2]		398,526		410,388
Financial assets at fair value through other comprehensive income		1,310,809		1,214,059
Derivatives used for hedging		245,193		185,989
Less: Non-current		(2,119,702)		(1,993,893)

Current	~~W~~	327,780	~~W~~	232,837

Other financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	6,840	~~W~~	5,164
Derivatives used for hedging		15,211		32,402
Less: Non-current		(19,445)		(37,566)

Current	~~W~~	2,606	~~W~~	—

[1]

As of March 31, 2023, the Company’s financial assets amounting to ~~W~~ 30,464 million (December 31, 2022: ~~W~~ 30,464 million), which consist of checking account deposits, time deposits and others, are subject to withdrawal restrictions.

[2]

As of March 31, 2023, the company provided investments in Korea Software Financial Cooperative and others amounting to ~~W~~ 1,136 million as a collateral as a consideration of the payment guarantee provided by the Cooperative and others.

17

KT Corporation

Notes to the Separate Interim Financial Statements

As of March 31, 2023 and 2022

(2)	Financial Assets at fair value through profit or loss

1)	Details of financial assets at fair value through profit or loss as of March 31, 2023 and December 31, 2022, are as follows:

(in millions of Korean won)	March 31, 2023		December 31, 2022
Debt securities	~~W~~	387,811	~~W~~	387,594
Derivative held for trading [1]		10,715		22,794
Less: Non-current		(398,526)		(410,388)

Current	~~W~~	—	~~W~~	—

[1]

Derivative assets amounting to ~~W~~ 6,917 million, which is recognized by an agreement with LS Cable & System Ltd. in connection with KT Submarine Co., Ltd. and a call option amounting to ~~W~~ 3,798 million in connection with the acquisition of Epsilon Global Communications Pte. Ltd. are included (Note 15).

2)	The maximum exposure of debt instruments of financial assets recognized at fair value through profit or loss to credit risk is the carrying amount as of March 31, 2023.

(3)	Financial Assets at fair value through other comprehensive income

1)	Details of financial assets at fair value through other comprehensive income as of March 31, 2023 and December 31, 2022, are as follows:

(in millions of Korean won)	March 31, 2023		December 31, 2022
Equity instruments (Listed)	~~W~~	1,111,069	~~W~~	1,015,606
Equity instruments (Unlisted)		199,740		198,453
Less: Non-current		(1,310,809)		(1,214,059)

Current	~~W~~	—	~~W~~	—

2)

Upon disposal of these equity instruments, any balance within the accumulated other comprehensive income is reclassified to retained earnings rather than to profit or loss. Upon disposal of debt securities, remaining balance of the accumulated other comprehensive income of debt investments is reclassified to profit or loss.

18

KT Corporation

Notes to the Separate Interim Financial Statements

As of March 31, 2023 and 2022

(4)	Derivatives used for hedging

1)	Details of valuation of derivatives used for hedging as of March 31, 2023 and December 31, 2022, are as follows:

(in millions of Korean won)	March 31, 2023				December 31, 2022
	Assets		Liabilities		Assets		Liabilities
Currency swap [1,2]	~~W~~	245,193	~~W~~	15,211	~~W~~	185,989	~~W~~	32,402
Less: Non-current		(190,861)		(15,211)		(143,413)		(32,402)

Current	~~W~~	54,332	~~W~~	—	~~W~~	42,576	~~W~~	—

[1]

The currency swap contract is to hedge the risk of variability in cash flow from the borrowings due to changes in interest rate and foreign exchange rate and the expected maximum period for the Company to be exposed to risks of cash flow fluctuation by hedged items is until September 7, 2034.

[2]

The balance of derivative assets subject to the second phase of interest rate benchmark reform is ~~W~~ 116,634 million and the Company is in review of the impact of switching to alternative benchmark interest rates.

The entire fair value of hedging instrument is classified as a non-current asset or liability if the remaining maturity of the hedged item is more than 12 months and classified as a current asset or liability if the maturity of the hedged item is less than 12 months.

2)	Details of valuation gains and losses from derivatives for risk hedging purposes for the three-month periods ended March 31, 2023 and 2022, are as follows:

(in millions of Korean won)	2023						2022
Type of transaction	Valuation gain		Valuation loss		Other comprehensive income [1]		Valuation gain		Valuation loss		Other comprehensive income [1]
Currency swap	~~W~~	87,508	~~W~~	—	~~W~~	75,612	~~W~~	55,843	~~W~~	11,250	~~W~~	36,513

[1]	The amount is before adjustments of deferred income tax directly reflected in equity.

The ineffective portion recognized in profit or loss on the cash flow hedge is valuation gain of ~~W~~ 783 million for the current period (three-month period ended March 31, 2022: valuation gain of ~~W~~ 1,249 million).

(5)	Financial Liabilities at fair value through profit or loss

1)	Details of financial liabilities at fair value through profit or loss as of March 31, 2023 and December 31, 2022, are as follows:

(in millions of Korean won)	March 31, 2023		December 31, 2022
Derivative liabilities held for trading [1]	~~W~~	6,840	~~W~~	5,164

[1]

Derivative liabilities of ~~W~~ 2,606 million recognized by an agreement with LS Cable & System Ltd. in connection with KT Submarine Co., Ltd. and derivative liabilities of ~~W~~ 4,234 million related to the obligation to acquire Epsilon Global Communications Pte. Ltd. are included. (Note 15).

19

KT Corporation

Notes to the Separate Interim Financial Statements

As of March 31, 2023 and 2022

7.	Inventories

Inventories as of March 31, 2023 and December 31, 2022, are as follows:

(in millions of Korean won)	March 31, 2023						December 31, 2022
	Acquisition cost		Valuation allowance		Carrying amount		Acquisition cost		Valuation allowance		Carrying amount
Merchandise	~~W~~	472,946	~~W~~	(92,808)	~~W~~	380,138	~~W~~	439,598	~~W~~	(89,728)	~~W~~	349,870

Cost of inventories recognized as expenses for the three-month period ended March 31, 2023, amounts to ~~W~~ 736,272 million (three-month period ended March 31, 2022: ~~W~~ 686,080 million) and inventory valuation loss amounts to ~~W~~ 3,080 million for the three-month period ended March 31, 2023 (three-month period ended March 31, 2022: reversal of inventory valuation loss ~~W~~ 23,553 million).

8.	Other Assets and Liabilities

Other assets and liabilities as of March 31, 2023 and December 31, 2022, are as follows:

(in millions of Korean won)	March 31, 2023		December 31, 2022
Other assets
Advance payments	~~W~~	82,463	~~W~~	54,315
Prepaid expenses		167,768		54,044
Contract costs		1,843,210		1,883,084
Contract assets		712,527		724,500
Less: Non-current		(691,371)		(717,118)

Current	~~W~~	2,114,597	~~W~~	1,998,825

Other liabilities
Advances received [1]	~~W~~	234,165	~~W~~	189,780
Withholdings		63,141		38,561
Unearned revenue		5,968		1,051
Lease liabilities		857,726		865,280
Contract liabilities		299,461		281,435
Less: Non-current		(686,497)		(710,139)

Current	~~W~~	773,964	~~W~~	665,968

[1]	The amounts include adjustments arising from adoption of Korean IFRS 1115 Revenue from Contracts with Customers (Note 19).

20

KT Corporation

Notes to the Separate Interim Financial Statements

As of March 31, 2023 and 2022

9.	Property and Equipment, Investment Properties, and Intangible Assets

(1)	Changes in property and equipment for the three-month periods ended March 31, 2023 and 2022, are as follows:

(in millions of Korean won)	2023		2022
Beginning, net	~~W~~	11,540,162	~~W~~	12,021,117
Acquisition and capital expenditure		352,422		403,442
Disposal and termination		(12,858)		(20,724)
Depreciation		(574,042)		(584,141)
Transfer to investment properties		(23,633)		(2,556)
Others		(41,631)		(10,581)

Ending, net	~~W~~	11,240,420	~~W~~	11,806,557

(2)	Changes in investment properties for the three-month periods ended March 31, 2023 and 2022, are as follows:

(in millions of Korean won)	2023		2022
Beginning, net	~~W~~	1,137,489	~~W~~	997,344
Depreciation		(11,741)		(10,182)
Transfer		23,633		2,556

Ending, net	~~W~~	1,149,381	~~W~~	989,718

(3)

As of March 31, 2023, the Company (Lessor) has entered into a non-cancellable operating lease contract relating to real estate lease. The future minimum lease payments under this contract are ~~W~~ 128,576 million for one year or less, ~~W~~ 240,024 million for more than one year and less than five years, ~~W~~ 524,724 million for over five years, and ~~W~~ 893,324 million in total.

21

KT Corporation

Notes to the Separate Interim Financial Statements

As of March 31, 2023 and 2022

(4)	Details of investment properties provided as collateral as of March 31, 2023 and December 31, 2022, are as follows:

(in millions of Korean won)	March 31, 2023
	Carrying amount		Secured amount		Related account	Related amount
Land and Buildings	~~W~~	169,198	~~W~~	33,881	Deposits received	~~W~~	30,476

(in millions of Korean won)	December 31, 2022
	Carrying amount		Secured amount		Related account	Related amount
Land and Buildings	~~W~~	168,904	~~W~~	35,456	Deposits received	~~W~~	29,638

(5)	Changes in intangible assets for the three-month periods ended March 31, 2023 and 2022, are as follows:

(in millions of Korean won)	2023		2022
Beginning, net	~~W~~	1,855,679	~~W~~	2,236,564
Acquisition and capital expenditure [1]		44,278		10,860
Disposal and termination		(594)		(1,665)
Amortization		(120,586)		(115,138)
Others		—		(11)

Ending, net	~~W~~	1,778,777	~~W~~	2,130,610

[1]	Amounts include transfer from property and equipment.

The carrying amount of goodwill and memberships assessed to have indefinite useful life and, therefore, not subject to amortization is ~~W~~ 65,057 million (December 31, 2022: ~~W~~ 65,057 million) and ~~W~~ 57,384 million (December 31, 2022: ~~W~~ 55,319 million), respectively as of March 31, 2023.

22

KT Corporation

Notes to the Separate Interim Financial Statements

As of March 31, 2023 and 2022

10.	Investments in Subsidiaries, Associates and Joint Ventures

(1)	Carrying amount in investments in subsidiaries, associates and joint ventures as of March 31, 2023 and December 31, 2022, is as follows:

(in millions of Korean won)	March 31, 2023		December 31, 2022
Subsidiaries	~~W~~	4,503,616	~~W~~	4,492,987
Associates and joint ventures		391,822		386,232

Total	~~W~~	4,895,438	~~W~~	4,879,219

1)	Investments in subsidiaries as of March 31, 2023 and December 31, 2022, are as follows:

(in millions of Korean won)	Location	Percentage of ownership (%)	Carrying amount
			March 31, 2023		December 31, 2022
KT Estate Inc.	Korea	100.0%	~~W~~	1,084,522	~~W~~	1,084,522
KT Sat Co., Ltd.	Korea	100.0%		390,530		390,530
KTCS Corporation [1]	Korea	8.4%		6,427		6,427
KTIS Corporation [1]	Korea	33.3%		30,633		30,633
KT Skylife Co., Ltd.	Korea	50.2%		311,696		311,696
BC Card Co., Ltd.	Korea	69.5%		633,004		633,004
KT M&S Co., Ltd.	Korea	100.0%		26,764		26,764
KT Alpha Co., Ltd.	Korea	70.5%		130,924		130,924
KT Telecop Co., Ltd.	Korea	86.8%		134,308		134,308
KT Submarine Co., Ltd. [1]	Korea	32.9%		24,370		24,370
Nasmedia, Inc. [1]	Korea	44.0%		23,051		23,051
KTDS Co., Ltd.	Korea	95.6%		19,616		19,616
KTGDH Co., Ltd.	Korea	100.0%		7,544		7,544
KT Strategic Investment Fund No.2 [3]	Korea	—		—		2,381
KT Sports	Korea	52.6%		19,311		19,311
KT M Mobile Co., Ltd.	Korea	100.0%		102,237		102,237
KT Service Bukbu Co., Ltd.	Korea	67.3%		3,873		3,873
KT Service Nambu Co., Ltd.	Korea	76.4%		10,160		10,160
KT Strategic Investment Fund No.3	Korea	86.7%		2,947		2,947
KT Strategic Investment Fund No.4	Korea	95.0%		16,720		16,720
PlayD Co., Ltd. [2]	Korea	23.5%		20,000		20,000
KT MOS Bukbu Co., Ltd.	Korea	100.0%		6,334		6,334
KT MOS Nambu Co., Ltd.	Korea	98.4%		4,267		4,267
Next Connect PFV	Korea	100.0%		24,250		24,250
KT Strategic Investment Fund No.5	Korea	95.0%		19,000		19,000
KT Engineering Co., Ltd.	Korea	59.8%		28,000		28,000
KT Studio Genie Co., Ltd.	Korea	90.9%		283,620		283,620
Lolab Co., Ltd.	Korea	79.8%		21,958		21,950
KT ES Pte. Ltd.	Singapore	57.6%		96,878		96,878

23

KT Corporation

Notes to the Separate Interim Financial Statements

As of March 31, 2023 and 2022

(in millions of Korean won)	Location	Percentage of ownership (%)	Carrying amount
			March 31, 2023		December 31, 2022
Altimedia Corporation	Korea	100.0%		22,000		22,000
kt cloud Co., Ltd.	Korea	100.0%		901,504		901,504
Others				97,168		84,166

Total			~~W~~	4,503,616	~~W~~	4,492,987

[1]

As of March 31, 2023, although sum of percentage of interest of the Company and its subsidiaries is less than 50% ownership in these entities, and these entities are included in investments in subsidiaries due to the dispersion of the non-controlling interests and voting patterns at previous shareholders’ meetings.

[2]

As of March 31, 2023, this entity is included in investments in subsidiaries as Nasmedia Co., Ltd. holds interest of 46.9% and, therefore, the Company and the subsidiary holds interest of 70.4% in total.

[3]	Due to liquidation during the three-month period ended March 31, 2023, it was excluded from the investment details of the subsidiary.

2)	Investments in associates and joint ventures as of March 31, 2023 and December 31, 2022, are as follows:

(in millions of Korean won)	Location	Percentage of ownership (%)	Carrying amount
			March 31, 2023		December 31, 2022
KIF Investment Fund	Korea	33.3%	~~W~~	115,636	~~W~~	115,636
HD Hyundai Robotics Co., Ltd. (formerly Hyundai Robotics Co., Ltd.) [1]	Korea	10.0%		50,000		50,000
Megazone Cloud Corporation [1]	Korea	6.7%		130,001		130,001
KT-DSC Creative Economy Youth Start-up Investment Fund [1]	Korea	17.1%		2,520		2,520
Others				93,665		88,075

Total			~~W~~	391,822	~~W~~	386,232

[1]

The Company has less than 20% interest in the investees, but the investments are classified as investments in associates as the Company has significant influence in determining the operational and financial policies.

(2)	Changes in investments in subsidiaries, associates and joint ventures for the three-month periods ended March 31, 2023 and 2022, are as follows:

(in millions of Korean won)	2023		2022
Beginning	~~W~~	4,879,219	~~W~~	3,816,915
Acquisition		19,501		147,633
Disposal		(2,511)		—
Others		(771)		—

Ending	~~W~~	4,895,438	~~W~~	3,964,548

24

KT Corporation

Notes to the Separate Interim Financial Statements

As of March 31, 2023 and 2022

11.	Trade and Other Payables

(1)	Details of trade and other payables of the company as of March 31, 2023 and December 31, 2022, are as follows:

(in millions of Korean won)	March 31, 2023		December 31, 2022
Current liabilities
Trade payables	~~W~~	763,114	~~W~~	568,260
Other payables		3,473,597		3,842,796

Total	~~W~~	4,236,711	~~W~~	4,411,056

Non-current liabilities

Other payables	~~W~~	725,046	~~W~~	979,050

(2)	Details of other payables of the Company as of March 31, 2023 and December 31, 2022, are as follows:

(in millions of Korean won)	March 31, 2023		December 31, 2022
Non-trade payables	~~W~~	2,757,121	~~W~~	3,351,557
Accrued expenses		914,518		935,250
Operating deposits		431,989		436,485
Others		95,015		98,554
Less: Non-current		(725,046)		(979,050)

Current	~~W~~	3,473,597	~~W~~	3,842,796

25

KT Corporation

Notes to the Separate Interim Financial Statements

As of March 31, 2023 and 2022

12.	Borrowings

(1)	Details of borrowings as of March 31, 2023 and December 31, 2022, are as follows:

1)	Debentures

(in millions of Korean won and foreign currencies in thousands)			March 31, 2023			December 31, 2022
Type	Maturity	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
MTNP notes [1]	Sep. 7, 2034	6.500%	USD 100,000	~~W~~	130,380	USD 100,000	~~W~~	126,730
MTNP notes	Jul. 18, 2026	2.500%	USD 400,000		521,520	USD 400,000		506,920
FR notes [2]	Aug. 23, 2023	LIBOR(3M)+0.900%	USD 100,000		130,380	USD 100,000		126,730
MTNP notes	Jul. 19, 2024	0.330%	JPY 400,000		3,926	JPY 400,000		3,813
MTNP notes	Sep. 1, 2025	1.000%	USD 400,000		521,520	USD 400,000		506,920
FR notes [2]	Nov. 1, 2024	LIBOR(3M)+0.980%	USD 350,000		456,330	USD 350,000		443,555
FR notes [2]	Jun. 19, 2023	SOR(6M)+0.500%	SGD 284,000		278,899	SGD 284,000		267,843
MTNP notes	Jan. 21, 2027	1.375%	USD 300,000		391,140	USD 300,000		380,190
MTNP notes	Aug. 8, 2025	4.000%	USD 500,000		651,900	USD 500,000		633,650
The 183-3rd Public bond	Dec. 22, 2031	4.270%	—		160,000	—		160,000
The 184-2nd Public bond	Apr. 10, 2023	2.950%	—		190,000	—		190,000
The 184-3rd Public bond	Apr. 11, 2033	3.170%	—		100,000	—		100,000
The 186-3rd Public bond	Jun. 26, 2024	3.418%	—		110,000	—		110,000
The 186-4th Public bond	Jun. 26, 2034	3.695%	—		100,000	—		100,000
The 187-3rd Public bond	Sep. 2, 2024	3.314%	—		170,000	—		170,000
The 187-4th Public bond	Sep. 2, 2034	3.546%	—		100,000	—		100,000
The 188-2nd Public bond	Jan. 29, 2025	2.454%	—		240,000	—		240,000
The 188-3rd Public bond	Jan. 29, 2035	2.706%	—		50,000	—		50,000
The 189-3rd Public bond	Jan. 28, 2026	2.203%	—		100,000	—		100,000
The 189-4th Public bond	Jan. 28, 2036	2.351%	—		70,000	—		70,000
The 190-2nd Public bond	Jan. 30, 2023	—	—		—	—		150,000
The 190-3rd Public bond	Jan. 30, 2028	2.947%	—		170,000	—		170,000
The 190-4th Public bond	Jan. 30, 2038	2.931%	—		70,000	—		70,000
The 191-2nd Public bond	Jan. 15, 2024	2.088%	—		80,000	—		80,000
The 191-3rd Public bond	Jan. 15, 2029	2.160%	—		110,000	—		110,000
The 191-4th Public bond	Jan. 14, 2039	2.213%	—		90,000	—		90,000
The 192-2nd Public bond	Oct. 11, 2024	1.578%	—		100,000	—		100,000
The 192-3rd Public bond	Oct. 11, 2029	1.622%	—		50,000	—		50,000
The 192-4th Public bond	Oct. 11, 2039	1.674%	—		110,000	—		110,000
The 193-1st Public bond	Jun. 16, 2023	1.174%	—		150,000	—		150,000
The 193-2nd Public bond	Jun. 17, 2025	1.434%	—		70,000	—		70,000
The 193-3rd Public bond	Jun. 17, 2030	1.608%	—		20,000	—		20,000
The 193-4th Public bond	Jun. 15, 2040	1.713%	—		60,000	—		60,000
The 194-1st Public bond	Jan. 26, 2024	1.127%	—		130,000	—		130,000
The 194-2nd Public bond	Jan. 27, 2026	1.452%	—		140,000	—		140,000
The 194-3rd Public bond	Jan. 27, 2031	1.849%	—		50,000	—		50,000

26

KT Corporation

Notes to the Separate Interim Financial Statements

As of March 31, 2023 and 2022

(in millions of Korean won and foreign currencies in thousands)			March 31, 2023			December 31, 2022
Type	Maturity	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
The 194-4th Public bond	Jan. 25, 2041	1.976%	—		80,000	—		80,000
The 195-1st Public bond	Jun. 10, 2024	1.387%	—		180,000	—		180,000
The 195-2nd Public bond	Jun. 10, 2026	1.806%	—		80,000	—		80,000
The 195-3rd Public bond	Jun. 10, 2031	2.168%	—		40,000	—		40,000
The 196-1st Public bond	Jan. 27, 2025	2.596%	—		270,000	—		270,000
The 196-2nd Public bond	Jan. 27, 2027	2.637%	—		100,000	—		100,000
The 196-3rd Public bond	Jan. 27, 2032	2.741%	—		30,000	—		30,000
The 197-1st Public bond	Jun. 27, 2025	4.191%	—		280,000	—		280,000
The 197-2nd Public bond	Jun. 29, 2027	4.188%	—		120,000	—		120,000
The 198-1st Public bond	Jan. 10, 2025	3.847%	—		70,000	—		—
The 198-2nd Public bond	Jan. 12, 2026	3.869%	—		150,000	—		—
The 198-3rd Public bond	Jan. 12, 2028	3.971%	—		80,000	—		—

	Subtotal				7,355,995			7,116,351
Less: Current portion					(958,967)			(884,227)
Discount on bonds					(22,452)			(22,764)

	Total			~~W~~	6,374,576		~~W~~	6,209,360

[1]

As of March 31, 2023, the Company has outstanding notes in the amount of USD 100 million with fixed interest rates under Medium Term Note Program (“MTNP”) registered in the Singapore Stock Exchange, which allowed issuance of notes of up to USD 2,000 million. However, the MTN program has been terminated since 2007.

[2]

The LIBOR (3M) and SOR (6M) is approximately 5.193% and 4.061%, respectively as of March 31, 2023. loans have not been converted to alternative benchmark interest rates, and the Company is in review for the impact of switching to an alternative benchmark interest rates.

27

KT Corporation

Notes to the Separate Interim Financial Statements

As of March 31, 2023 and 2022

2)	Long-term borrowings

(in millions of Korean won)
Financial institution	Type	Maturity	Annual interest rates	March 31, 2023		December 31, 2022
The Export-Import Bank of Korea	Inter-Korean Cooperation Fund [1]	Jul. 10, 2026	1.000%	~~W~~	1,727	~~W~~	1,974
		May. 15, 2023	1.260%		100,000		100,000
CA-CIB	General loan	May. 28, 2024	3.380%		10,0000		100,000
		Mar. 15, 2024	4.150%		100,000		—
JPM	General loan	Feb. 28, 2025	2.700%		100,000		100,000
		Mar. 15, 2024	4.480%		100,000		—
DBS	General loan	Jun. 28, 2024	4.109%		100,000		100,000
Korea Development Bank	General loan	Mar. 14, 2024	4.380%		100,000		—

Subtotal					701,727		401,974
Less: Current portion					(400,493)		(100,493)

Net				~~W~~	301,234	~~W~~	301,481

[1]	The above Inter-Korean Cooperation Fund is repayable in installments over 13 years after a seven-year grace period.

(2)	Repayment schedule of the Company’s debentures and borrowings including the portion of current liabilities as of March 31, 2023, is as follows:

(in millions of Korean won)	Bonds
	In local currency		In foreign currency		Sub- total		Borrowings		Total
Apr.1, 2023 ~ Mar. 31, 2024	~~W~~	550,000	~~W~~	409,279	~~W~~	959,279	~~W~~	400,493	~~W~~	1,359,772
Apr.1, 2024 ~ Mar. 31, 2025		1,140,000		460,256		1,600,256		300,493		1,900,749
Apr.1, 2025 ~ Mar. 31, 2026		740,000		1,173,420		1,913,420		494		1,913,914
Apr.1, 2026 ~ Mar. 31, 2027		180,000		912,660		1,092,660		247		1,092,907
After Apr.1, 2027		1,660,000		130,380		1,790,380		—		1,790,380

Total	~~W~~	4,270,000	~~W~~	3,085,995	~~W~~	7,355,995	~~W~~	701,727	~~W~~	8,057,722

28

KT Corporation

Notes to the Separate Interim Financial Statements

As of March 31, 2023 and 2022

13.	Provisions

Changes in provisions for the three-month periods ended March 31, 2023 and 2022, are as follows:

	2023
(in millions of Korean won)	Litigation		Restoration cost		Others		Total
Beginning balance	~~W~~	30,938	~~W~~	96,667	~~W~~	39,489	~~W~~	167,094
Increase (transfer)		—		6,330		112		6,442
Usage		—		(221)		(367)		(588)
Reversal		—		(298)		—		(298)
Ending balance	~~W~~	30,938	~~W~~	102,478	~~W~~	39,234	~~W~~	172,650

Current	~~W~~	30,938	~~W~~	16,409	~~W~~	38,806	~~W~~	86,153

Non-current		—		86,069		428		86,497

	2022
(in millions of Korean won)	Litigation		Restoration cost		Others		Total
Beginning balance	~~W~~	77,119	~~W~~	99,548	~~W~~	56,277	~~W~~	232,944
Increase (transfer)		—		3,182		74		3,256
Usage		—		(293)		(1,635)		(1,928)
Reversal		—		(234)		(10,467)		(10,701)

Ending balance	~~W~~	77,119	~~W~~	102,203	~~W~~	44,249	~~W~~	223,571

Current	~~W~~	77,119	~~W~~	26,552	~~W~~	41,597	~~W~~	145,268
Non-current		—		75,651		2,652		78,303

29

KT Corporation

Notes to the Separate Interim Financial Statements

As of March 31, 2023 and 2022

14.	Net Defined Benefit Liabilities

(1)	The amounts recognized in the statements of financial position as of March 31, 2023 and December 31, 2022, are determined as follows:

(in millions of Korean won)	March 31, 2023		December 31, 2022
Present value of defined benefit obligations	~~W~~	1,529,511	~~W~~	1,493,655
Fair value of plan assets		(1,688,535)		(1,674,344)

Liabilities (Assets), net	~~W~~	(159,024)	~~W~~	(180,689)

(2)	Changes in the defined benefit obligations for the three-month periods ended March 31, 2023 and 2022, are as follows:

(in millions of Korean won)	2023		2022
Beginning	~~W~~	1,493,655	~~W~~	1,721,241
Current service cost		27,277		32,456
Interest expense		18,333		10,530
Benefit paid		(9,754)		(29,766)

Ending	~~W~~	1,529,511	~~W~~	1,734,461

(3)	Changes in the fair value of plan assets for the three-month periods ended March 31, 2023 and 2022, are as follows:

(in millions of Korean won)	2023		2022
Beginning	~~W~~	1,674,344	~~W~~	1,604,785
Interest income		20,651		9,818
Remeasurements on plan assets		2,216		(958)
Benefits paid		(8,676)		(30,196)

Ending	~~W~~	1,688,535	~~W~~	1,583,449

(4)	Amounts recognized in the separate statement of profit or loss for the three-month periods ended March 31, 2023 and 2022, are as follows:

(in millions of Korean won)	2023		2022
Current service cost	~~W~~	27,277	~~W~~	32,456
Net interest cost		(2,318)		712
Account transfers		(3,118)		(3,679)

Total expenses	~~W~~	21,841	~~W~~	29,489

30

KT Corporation

Notes to the Separate Interim Financial Statements

As of March 31, 2023 and 2022

15.	Commitments and Contingencies

(1)	As of March 31, 2023, major commitments with local financial institutions are as follows:

(in millions of Korean won and foreign currencies in thousands)	Financial institution	Limit		Used amount
Bank overdraft	Kookmin Bank and others		360,000		—
Working capital loan	Kookmin Bank and others		1,070,000		—
Facility loan	Korea Development Bank		100,000		100,000
Inter-Korean Cooperation Fund	The Export-Import Bank of Korea		37,700		1,727
Economic Cooperation Business Insurance	The Export-Import Bank of Korea		3,240		1,732
Collateralized loan on electronic accounts receivable-trade	Kookmin Bank and others		247,000		7,331
Plus electronic notes payable	Industrial Bank of Korea		50,000		2,241
	Korea Development Bank and others	USD	2,510,520	USD	1,970,000
Derivatives transaction limit	DBS Bank	SGD	284,000	SGD	284,000
	Citi Bank	USD	400,000	USD	100,000
				JPY	400,000

	KRW		1,867,940		113,031
Total	USD		2,910,520		2,070,000
	SGD		284,000		284,000
	JPY		—		400,000

(2)	As of March 31, 2023, guarantees received from financial institutions are as follows:

(in millions of Korean won and foreign currencies in thousands)	Warranty details	Limit
Hana Bank	Comprehensive credit line		3,100
		USD	8,700
Shinhan Bank	Guarantee for payment in foreign currency and others	USD	39,517
Kookmin Bank	Guarantee for payment in foreign currency	USD	6,484
Woori Bank	Guarantee for payment in foreign currency	USD	5,000
Korea Development Bank	Refund guarantee for advances received	USD	6,881
Korea Software Financial Cooperative	Advance payment/other guarantee and others		1,099,428
Seoul Guarantee Insurance Company	Performance guarantee and others		15,111

Total	KRW		1,117,639
	USD		66,582

31

KT Corporation

Notes to the Separate Interim Financial Statements

As of March 31, 2023 and 2022

(3)

The Company is jointly and severally obligated with KT Sat Co., Ltd. to pay KT Sat Co., Ltd.’s liabilities incurred prior to spin-off. As of March 31, 2023, the Company and KT Sat Co., Ltd. are jointly and severally liable for reimbursement of ~~W~~ 653 million.

(4)

For the three-month period ended March 31, 2023, and the year ended December 31, 2022, the Company made agreements with Securitization Specialty Companies (2023: First 5G 67th Securitization Specialty Co., Ltd., 2022: First 5G 61st to 66th Securitization Specialty Co., Ltd.), and disposed of its trade receivables related to handset sales. The Company also made asset management agreements with each securitization specialty company and in accordance with the agreements, the Company will receive asset management fees upon liquidation of the securitization specialty company.

(5)

As of March 31, 2023, the Company is a defendant in 132 lawsuits with the total claimed amount of ~~W~~ 50,417 million. As of March 31, 2023, litigation provisions of ~~W~~ 30,938 million for pending lawsuits and unasserted claims are recorded as liabilities for potential loss in the ordinary course of business. The final outcomes of the cases cannot be estimated as of the reporting date.

(6)

Under the agreement of bond issuance and borrowings, the Company is required to maintain certain financial ratios such as debt-to-equity ratio, and to use the funds for the designated purpose and report to the creditors periodically. The covenants also contain restriction on provision of additional collateral and disposal of certain assets.

(7)	As of March 31, 2023, the Company participates in Algerie Sidi Abdela new town development consortium (percentage of ownership: 2.5%) and has joint liability with other consortium participants.

(8)

As of March 31, 2023, the contracted amount of property and equipment and intangible assets acquisition agreement made but not yet recognized amounts to ~~W~~ 714,085 million (December 31, 2022: ~~W~~ 653,639 million).

(9)

The Company entered into an agreement with financial investors of Epsilon Global Communications Pte., Ltd. in the acquisition of shares contract. If certain conditions are not met in the future as disclosed in the terms and conditions of the agreement, the financial investors may exercise the Tag-Along Right, Drag-Along Right, or the right to sell shares for the convertible preferred shares they own (Note 6).

(10)

The Company has an additional investment obligation under the agreement to Future Innovation Private Equity Fund No.3 and others. For the year ended March 31, 2023, remaining amount of ~~W~~ 5,473 million and USD 33,150 thousand will be invested using the Capital Call method in the future.

(11)

The Company has joint responsibility obligation and an obligation to provide financial support as a construction investor during the construction period with respect to K Defense Co., Ltd. established in accordance with the Private Investment Act on Social Infrastructure. During the operating period, the company has an obligation to provide financial support as an operating investor.

32

KT Corporation

Notes to the Separate Interim Financial Statements

As of March 31, 2023 and 2022

(12)

During the prior period, the Company entered into a stock sale contract with HYUNDAI MOBIS and HYUNDAI MOTOR COMPANY. If a certain period of time has elapsed from the date of the contract and the acquired stocks are to be disposed to a third party, HYUNDAI MOBIS and HYUNDAI MOTOR COMPANY may exercise a preferential purchase right to designate a buyer with priority.

(13)

During the prior period, the Company entered into an agreement with LS Cable & System Ltd., which participated in the stock acquisition contract of KT Submarine Co., Ltd. Under the agreement, LS Cable & System Ltd. may exercise a call-option to the Company in the future and the Company may exercise a put-option to LS Cable & System Ltd. (Note 6).

16.	Leases

Information of leases in which the Company is a lessee is as follows. Information for leases in which the Company is a lessor is provided in Note 9.

(1)	The separate statement of financial position shows the following amounts relating to leases:

(in millions of Korean won)	March 31, 2023		December 31, 2022
Right-of-use assets
Property and buildings	~~W~~	879,199	~~W~~	889,615
Machinery and telecommunication line facilities		52,683		38,112
Others		49,381		55,322

Total	~~W~~	981,263	~~W~~	983,049

(in millions of Korean won)	March 31, 2023		December 31, 2022
Lease liabilities [1]
Current	~~W~~	240,277	~~W~~	223,747
Non-current		617,449		641,533

Total	~~W~~	857,726	~~W~~	865,280

[1]	Included in the line items ‘other current liabilities and non-current liabilities’ in the separate statement of financial position (Note 8).

Right-of-use assets related to leases increased by ~~W~~ 85,162 million and ~~W~~ 48,881 million, for the three-month periods ended March 31, 2023 and 2022, respectively.

33

KT Corporation

Notes to the Separate Interim Financial Statements

As of March 31, 2023 and 2022

(2)	The separate statement of profit or loss for the three-month periods ended 31 March 2023 and 2022 shows the following amounts relating to leases:

(in millions of Korean won)	2023		2022
Depreciation of right-of-use assets
Property and buildings	~~W~~	71,326	~~W~~	75,956
Machinery and telecommunication line facilities		6,714		8,265
Others		6,998		5,687

Total	~~W~~	85,038	~~W~~	89,908

Depreciation of investment properties	~~W~~	—	~~W~~	9
Interest expense relating to lease liabilities		9,303		7,160
Expense relating to short-term leases		777		631
Expense relating to leases of low-value assets that are not short-term leases		2,518		1,958

The total cash outflow for leases for the three-month periods ended March 31, 2023 and 2022 was ~~W~~ 82,427 million and ~~W~~ 94,381 million, respectively.

17.	Retained Earnings

Details of retained earnings as of March 31, 2023 and December 31, 2022, are as follows:

(in millions of Korean won)	March 31, 2023		December 31, 2022
Legal reserve [1]	~~W~~	782,249	~~W~~	782,249
Voluntary reserves [2]		4,651,362		4,651,362
Unappropriated retained earnings		6,689,692		6,913,792

Total	~~W~~	12,123,303	~~W~~	12,347,403

[1]

The Commercial Code of the Republic of Korea requires the Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued share capital. The reserve is not available for the payment of cash dividends but may be transferred to share capital with the approval of the Company’s Board of Directors or used to reduce accumulated deficits, if any, with the ratification of the Company’s majority shareholders.

[2]

The reserves of research and development of human resources in other surplus reserves are separately accumulated on disposal of retained earnings on tax filing adjustments when calculating income taxes in accordance with regulations of Tax Reduction and Exemption Control Act of Korea. Reversal of the reserves according to the relevant tax law can be paid out as dividends.

34

KT Corporation

Notes to the Separate Interim Financial Statements

As of March 31, 2023 and 2022

18.	Other Components of Equity

(1)	The Company’s other components of equity as of March 31, 2023 and December 31, 2022, are as follows:

(in millions of Korean won)	March 31, 2023		December 31, 2022
Treasury stock	~~W~~	(324,270)	~~W~~	(202,295)
Loss on disposal of treasury stock		—		(44,422)
Share-based payments		7,778		6,222
Others		(180,894)		(180,913)

Total	~~W~~	(497,386)	~~W~~	(421,408)

(2)	As of March 31, 2023 and December 31, 2022, the details of treasury stock are as follows:

	March 31, 2023		December 31, 2022
Number of shares (in shares)		9,058,193		5,069,130
Amount (in millions of Korean won)	~~W~~	324,270	~~W~~	202,295

Treasury stock is expected to be used as stock compensation for the Company’s directors, employees and other purposes.

35

KT Corporation

Notes to the Separate Interim Financial Statements

As of March 31, 2023 and 2022

19.	Revenue from Contracts with Customers and Relevant Contract Assets and Liabilities

(1)	The Company has recognized the following amounts as revenue for the three-month periods ended March 31, 2023 and 2022:

(in millions of Korean won)	2023		2022
Revenue from contracts with customers	~~W~~	4,562,730	~~W~~	4,559,955
Revenue from other sources		56,264		48,434

Total	~~W~~	4,618,994	~~W~~	4,608,389

(2)	Operating revenues for the three-month periods ended March 31, 2023 and 2022, are as follows:

(in millions of Korean won)	2023		2022
Services provided	~~W~~	3,952,612	~~W~~	3,961,134
Sale of goods		666,382		647,255

Total	~~W~~	4,618,994	~~W~~	4,608,389

Revenues from services provided are recognized over time, and sales of goods are recognized at a point in time.

(3)	The contract assets, liabilities and deferred revenue recognized in relation to revenue from contracts with customers are as follows:

(in millions of Korean won)	March 31, 2023		December 31, 2022
Contract assets [1]	~~W~~	877,267	~~W~~	885,380
Contract liabilities [1]		359,625		342,196
Deferred revenue [2]		69,646		70,369

[1]

The Company recognized contract assets of ~~W~~ 164,740 million and contract liabilities of ~~W~~ 60,164 million for long-term construction contracts as of March 31, 2023 (2022: contract assets of ~~W~~ 160,880 million and contract liabilities of ~~W~~ 60,761 million). The Company recognizes contract assets as trade and other receivables, and contract liabilities as other current liabilities.

[2]	Deferred revenue recognized relating to government grants is excluded.

(4)	The contract costs recognized as assets are as follows:

(in millions of Korean won)	March 31, 2023		December 31, 2022
Incremental costs of contract establishment	~~W~~	1,688,224	~~W~~	1,729,567
Costs of contract performance		154,986		153,517

The Company recognized ~~W~~ 475,770 million as operating expenses for the three-month period ended March 31, 2023 (three-month period ended March 31, 2022: ~~W~~ 477,646 million) related to contract cost assets.

The Company did not recognize an impairment loss in anticipation of full recovery of costs recognized as assets.

36

KT Corporation

Notes to the Separate Interim Financial Statements

As of March 31, 2023 and 2022

(5)	For the three-month periods ended March 31, 2023 and 2022, the revenue recognition arising from carried-forward contract liabilities and deferred revenue from prior year are as follows:

(in millions of Korean won)	2023		2022
Revenue recognized that was included in the contract liability balance at the beginning of the year
Allocation of the transaction price	~~W~~	64,009	~~W~~	75,886
Deferred revenue of joining/installment fees		10,681		10,817

Total	~~W~~	74,690	~~W~~	86,703

20.	Operating Expenses

(1)	Operating expenses for the three-month periods ended March 31, 2023 and 2022, are as follows:

(in millions of Korean won)	2023		2022
Salaries and wages	~~W~~	530,152	~~W~~	549,324
Depreciation		574,291		582,662
Depreciation of right-of-use assets		85,038		89,908
Amortization of intangible assets		119,894		114,684
Commissions		443,831		421,623
Interconnection charges		111,238		121,851
International interconnection fees		47,774		48,944
Purchase of inventories		769,622		706,778
Changes of inventories		(30,269)		(44,251)
Sales commissions		625,960		613,220
Service costs		182,695		201,534
Purchase of contents		146,917		164,394
Utilities		87,692		83,458
Taxes and dues		52,084		56,554
Rent		28,684		24,617
Insurance premiums		14,656		13,566
Installation fees		110,859		115,353
Advertising expenses		25,635		37,617
Research and development expenses		49,474		40,119
Bad debt expenses		13,321		14,200
Others		241,303		222,341

Total	~~W~~	4,230,851	~~W~~	4,178,496

37

KT Corporation

Notes to the Separate Interim Financial Statements

As of March 31, 2023 and 2022

(2)	Details of employee benefits for the three-month periods ended March 31, 2023 and 2022, are as follows:

(in millions of Korean won)	2023		2022
Short-term employee benefits	~~W~~	489,407	~~W~~	500,599
Post-employment benefits (defined benefits)		21,841		29,489
Post-employment benefits (defined contributions)		14,023		12,110
Share-based payments		1,556		4,117
Others		3,325		3,009

Total	~~W~~	530,152	~~W~~	549,324

21.	Other Income and Other Expenses

(1)	Other income for the three-month periods ended March 31, 2023 and 2022, are as follows:

(in millions of Korean won)	2023		2022
Gain on disposal of property and equipment	~~W~~	7,506	~~W~~	9,632
Gain on disposal of right-of-use assets		325		1,801
Compensation on property and equipment		32,012		29,148
Gain on disposal of investments in subsidiaries, associates and joint ventures		5		188
Dividends received		60,642		81,149
Gain on government subsidies		9,402		5,928
Others		6,628		7,528

Total	~~W~~	116,520	~~W~~	135,374

(2)	Other expenses for the three-month periods ended March 31, 2023 and 2022, are as follows:

(in millions of Korean won)	2023		2022
Loss on disposal of property and equipment	~~W~~	12,329	~~W~~	16,953
Loss on disposal of right-of-use assets		229		475
Loss on disposal of intangible assets		559		1,660
Donations		15,260		4,275
Loss on government subsidies		9,287		5,881
Others		10,998		12,125

Total	~~W~~	48,662	~~W~~	41,369

38

KT Corporation

Notes to the Separate Interim Financial Statements

As of March 31, 2023 and 2022

22.	Finance Income and Costs

(1)	Details of finance income for the three-month periods ended March 31, 2023 and 2022, are as follows:

(in millions of Korean won)	2023		2022
Interest income	~~W~~	54,959	~~W~~	59,934
Gain on foreign currency transactions		3,207		2,033
Gain on foreign currency translation		2,035		15,531
Gain on valuation of derivatives		87,508		55,843
Gain on disposal of financial instruments		823		—
Others		3		—

Total	~~W~~	148,535	~~W~~	133,341

(2)	Details of finance costs for the three-month periods ended March 31, 2023 and 2022, are as follows:

(in millions of Korean won)	2023		2022
Interest expenses	~~W~~	65,226	~~W~~	51,354
Loss on foreign currency transactions		3,533		1,126
Loss on foreign currency translation		89,393		58,806
Loss on valuation of derivatives		—		11,250
Loss on disposal of trade receivables		4,936		5,637
Loss on disposal of financial instruments		13,755		15

Total	~~W~~	176,843	~~W~~	128,188

23.	Income Tax Expense

Income tax expense is recognized based on the best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual income tax rate used for the year ending December 31, 2023 is 25.2%.

39

KT Corporation

Notes to the Separate Interim Financial Statements

As of March 31, 2023 and 2022

24.	Earnings per Share

Basic earnings per share for the three-month periods ended March 31, 2023 and 2022, are calculated as follows:

(1)	Basic Earnings per Share

Basic earnings per share is calculated by dividing the net income attributable to the ordinary shares by the weighted average number of ordinary shares outstanding during the period, excluding ordinary shares held by the Company as treasury stock.

	2023		2022
Profit attributable to ordinary shares (in millions of Korean won)	~~W~~	319,865	~~W~~	390,969
Weighted average number of ordinary shares outstanding (in number of shares)		255,619,466		235,808,146
Basic earnings per share (in Korean won)	~~W~~	1,251	~~W~~	1,658

(2)	Diluted Earnings per Share

Diluted earnings per share from operations is calculated by adjusting the weighted average number of ordinary shares outstanding to assuming that all dilutive potential ordinary shares are converted into ordinary shares. The Company has dilutive potential ordinary shares from other share-based payments.

	2023		2022
Profit attributable to ordinary shares (in millions of Korean won)	~~W~~	319,865	~~W~~	390,969
Diluted profit attributable to ordinary shares (in millions of Korean won)	~~W~~	319,865	~~W~~	390,969
Number of dilutive potential ordinary shares outstanding (in number of shares)		98,427		91,050
Weighted average number of ordinary shares outstanding (in number of shares)		255,717,893		235,899,196
Diluted earnings per share (in Korean won)	~~W~~	1,251	~~W~~	1,657

Diluted earnings per share is earnings per outstanding of ordinary shares and dilutive potential ordinary shares. Diluted earnings per share is calculated by dividing adjusted profit for the period by the sum of the number of ordinary shares and dilutive potential ordinary shares.

40

KT Corporation

Notes to the Separate Interim Financial Statements

As of March 31, 2023 and 2022

25.	Cash Generated from Operations

(1)	Cash flows from operating activities for the three-month periods ended March 31, 2023 and 2022, are as follows:

(in millions of Korean won)	2023		2022
1. Profit for the period	~~W~~	319,865	~~W~~	390,969
2. Adjustments for:
Income tax expense		107,828		138,082
Interest income		(54,959)		(59,934)
Interest expense		65,226		51,354
Dividend income		(60,645)		(81,149)
Depreciation		585,783		594,323
Amortization of intangible assets		120,586		115,138
Depreciation of right-of-use assets		85,038		89,908
Provisions for severance benefits (defined benefits)		24,959		33,168
Allowance for bad debts		16,537		18,449
Gain on disposal of investments in subsidiaries, associates and joint ventures		(5)		(188)
Loss on disposal of property and equipment		4,823		7,321
Loss on disposal of intangible assets		559		1,660
Gain on disposal of right-of-use assets		(96)		(1,326)
Loss on foreign currency translation		87,358		43,275
Gain on valuation of derivatives, net		(73,753)		(44,593)
Loss (gain) on valuation of financial assets at fair value through profit or loss		—		15
Gain on disposal of financial assets at fair value through profit or loss		(823)		—
Others		29,403		(18,793)
3. Changes in operating assets and liabilities
Increase in trade receivables		(67,971)		(125,302)
Decrease in finance lease receivables		—		37
Decrease in other receivables		11,202		57,340
Increase in other current assets		(78,221)		(127,033)
Decrease in other non-current assets		25,747		17,298
Increase in inventories		(33,399)		(20,764)
Increase (decrease) in trade payables		193,872		(14,456)
Decrease in other payables		(406,233)		(69,718)
Increase in other current liabilities		91,319		74,035
Increase (decrease) in other non-current liabilities		442		(6,315)
Decrease in provisions		(81)		(11,705)
Decrease in deferred revenue		(9,220)		(27,355)
Payment of post-employment benefits (defined benefit)		(118,133)		(152,057)
Decrease in plan assets		103,181		136,528

4. Cash generated from operations (1+2+3)	~~W~~	970,189	~~W~~	1,008,212

Decrease in plan assets		103,181		136,528

4. Cash generated from operations (1+2+3)	~~W~~	970,189	~~W~~	1,008,212

41

KT Corporation

Notes to the Separate Interim Financial Statements

As of March 31, 2023 and 2022

(2)	Significant transactions not affecting cash flows for the three-month periods ended March 31, 2023 and 2022, are as follows:

(in millions of Korean won)	2023		2022
Reclassification of the current portion of borrowings	~~W~~	510,027	~~W~~	150,138
Reclassification of construction-in-progress to property and equipment		387,774		424,899
Reclassification of other payables from property and equipment		(466,684)		(476,854)
Reclassification of other payables from intangible assets		(304,125)		(304,125)
Reclassification of other payables from defined benefit obligations		(108,379)		(122,291)
Reclassification of other payables from plan assets		94,505		106,332
Increase in dividends payable		501,843		450,394

26.	Changes in Liabilities Arising from Financing Activities

Details of changes in liabilities related to cash flows that have been classified as financing activities or will be classified as financing activities in the separate statement of cash flows for the three-month periods ended March 31, 2023 and are as follows:

(in millions of Korean won)	2023
	Beginning		Cash flows		Non-cash								Ending
					Newly acquired		Exchange differences		Fair value changes		Others
Borrowings	~~W~~	7,495,561	~~W~~	448,743	~~W~~	—	~~W~~	89,215	~~W~~	—	~~W~~	1,751	~~W~~	8,035,270
Financial lease liabilities		865,280		(73,457)		81,242		—		—		(15,339)		857,726
Derivative liabilities		32,402		—		—		(18,363)		1,172		—		15,211
Derivative assets		(185,989)		—		—		(68,361)		9,157		—		(245,193)

Total	~~W~~	8,207,254	~~W~~	375,286	~~W~~	81,242	~~W~~	2,491	~~W~~	10,329	~~W~~	(13,588)	~~W~~	8,663,014

(in millions of Korean won)	2022
	Beginning		Cash flows		Non-cash								Ending
					Newly acquired		Exchange differences		Fair value changes		Others
Borrowings	~~W~~	6,949,654	~~W~~	278,455	~~W~~	—	~~W~~	45,443	~~W~~	—	~~W~~	1,682	~~W~~	7,275,234
Financial lease liabilities		966,700		(87,182)		51,074		—		—		(10,624)		919,968
Derivative liabilities		18,050		—		—		11,250		(421)		—		28,879
Derivative assets		(97,021)		—		—		(54,950)		6,358		357		(145,256)

Total	~~W~~	7,837,383	~~W~~	191,273	~~W~~	51,074	~~W~~	1,743	~~W~~	5,937	~~W~~	(8,585)	~~W~~	8,078,825

42

KT Corporation

Notes to the Separate Interim Financial Statements

As of March 31, 2023 and 2022

27.	Related Party Transactions

(1)	The list of related parties of the Company as of March 31, 2023, is as follows:

Relationship	Name of Entity
Subsidiaries	KT Alpha Co., Ltd., KTCS Corporation, KTIS Corporation, KT Service Bukbu Co., Ltd., KT Service Nambu Co., Ltd., KT Linkus Co., Ltd., KT Telecop Co., Ltd., KTDS Co., Ltd., Nasmedia, Inc., KT M&S Co., Ltd., GENIE Music Corporation, KT Estate Inc., KT Skylife Co., Ltd., H&C Network, KTGDH Co., Ltd., KT Sat Co., Ltd., KT Submarine Co., Ltd., KT Sports Co., Ltd., KT America, Inc., KT Japan Co., Ltd., KT investment management Inc., KT Commerce Inc., BC Card Co., Ltd., VP Inc., BC Card China Co., Ltd., Skylife TV Co., Ltd., Initech Co., Ltd., Smartro Co., Ltd., East Telecom LLC, KT NEXR Co., Ltd., KT Rwanda Networks Ltd., KT-Michigan Global Contents Fund, AOS Ltd., KT M Mobile Co., Ltd., KT Investment Co., Ltd., PT. BC Card Asia Pacific, KT Hongkong Telecommunications Co., Ltd., KT Strategic Investment Fund No.3, PlayD Co., Ltd., Korea Telecom Singapore Pte, Ltd., Texnoprosistem LLC, KT Music Contents Fund No.2, KT Strategic Investment Fund No.4, BC-VP Strategic Investment Fund No.1, KT MOS Bukbu Co., Ltd., KT MOS Nambu Co., Ltd., Nasmedia Thailand Co., Ltd., Next Connect PFV, KT Huimangjieum, KT Strategic Investment Fund No.5, K Real T Rental House No.3, Storywiz Co., Ltd., KT Engineering Co., Ltd., KT Studio Genie Co., Ltd., Lolab Co., Ltd., KHS Corporation, HCN Co., Ltd., Millie Seojae, KT ES Pte. Ltd., Epsilon Global Communications Pte. Ltd., Epsilon Telecommunications (SP) Pte. Ltd., Epsilon Telecommunications (US) Pte. Ltd., Epsilon Telecommunications Limited, Epsilon Telecommunications (HK) Limited, Epsilon US Inc., Epsilon Telecommunications (BG) EOOD, Epsilon M E A General Trading L.L.C, KTP SERVICES INC., Nasmedia-KT Alpha Future Growth Strategic Investment Fund, KT Strategic Investment Fund 6, Altimedia Corporation, Altimedia B.V.(Alticast B.V.), Altimedia Vietnam(Alticast Company Limited), BCCARD VIETNAM LTD., KT RUS LLC, Hangang Real Estate Investment Trust No. 24, KT DX Vietnam Company Limited, kt cloud Co., Ltd., Pocheon Jeonggyori Development Co., Ltd, Alpha DX Solution Co., Ltd., PT. Cranium Royal Aditama, KT Primorye IDC LLC, Juice Inc., open cloud lab Co., Ltd, KT HEALTHCARE VINA COMPANY LIMITED, KD Living, Inc.

43

KT Corporation

Notes to the Separate Interim Financial Statements

As of March 31, 2023 and 2022

Relationship	Name of Entity
Associates and joint ventures	KIF Investment Fund, QTT Global (Group) Company Limited, CU Industrial Development Co., Ltd., LoginD Co., Ltd., K Bank Inc., Daiwon Broadcasting Co., Ltd., KT-DSC creative economy youth start-up investment fund, Korea Electronic Vehicle Charging Service, K-REALTY RENTAL HOUSING REIT 2, AI RESEARCH INSTITUTE, KT-IBKC Future Investment Fund 1, Gyeonggi-KT Yoojin Superman Fund, FUNDA Co., Ltd., CHAMP IT Co., Ltd., Alliance Internet Corp., Little Big Pictures, Virtual Realm Sendirian Berhad, KT Smart Factory Investment Union, KT Youth Startup DNA Investment Association, HD Hyundai Robotics Co., Ltd.(formerly Hyundai Robotics Co., Ltd.), IGIS Professional investors Private Investment Real Estate Investment LLC No 395, Maruee Limited Company Specializing in the Cultural Industry, Trustay Co., Ltd., The skyk Co., Ltd., Mastern No.127 Logispoint Daegu Co., Ltd., SMART KOREA KT NEXT VENTURE FUND, KT Early Stage Investment Fund, Pacific Professional Investors Private Investment Real Estate Investment LLC No. 55, Mastern KT Multi-Family Real Estate Private Equity Investment Fund I, Home Choice Corp., K-REALTY RENTAL HOUSING REIT V , K-Realty 11th Real Estate Investment Trust Company, IBK-KT Emerging Digital Industry Investment Fund, SG-IBKC K-Contents Investment Fund No.1, Daemuga Limited Company Specializing in the Cultural Industry, Megazone Cloud Corporation, Suseo Station Transfer Center Complex DevelopmentTeamFresh Corp., KORAMKO No. 143 General Private Real Estate Investment Company, Jumbo Film, KB Three Telecommunications Companies ESG Fund, IGIS No. 468-1 General Private Real Estate Investment Company, Mastern Hongdae Rental Housing General Private Real Estate Investment Company No.167, Kiamco Data Center Blind Fund, Mastern No.172 Seongsu Office PFV Co. Ltd, OASISALPHA Corporation, Shinhan EZ General Insurance, Ltd, New Media Tech Fund, SH-KT Logistics Investment Type Private Real Estate Investment Trust No.1, K-Realty Qualified Private Real Estate Investment Trust No. 1, GRANDWEST PFV Co., Ltd., Telco Credit Bureau Co., Ltd.

Others [1]	Goody Studio Co., Ltd., Rebellion Inc., Digital Pharm Co., Ltd.

[1]	Although they are evaluated by applying Korean IFRS 1109, these entities are included in the scope of Related Party under Korean IFRS 1024 as the Company has significant influence over them.

(2)

The amount of installment handset sales receivable inherited from KTIS Corporation, KTCS Corporation, KT Telecop Co., Ltd., KT M&S Co., Ltd. and KT Service Nambu Co., Ltd for the three-month period ended March 31, 2023 is ~~W~~ 154,834 million.

(3)

The Company has entered into an additional agreement in relation to providing communication service in wholesale with KT M Mobile Co., Ltd. In connection with the agreement, the Company offsets all or partial payables arising from joining mobile telecommunication services against receivables arising from the usage of network arising from telecommunication operating.

(4)	Outstanding balances of receivables and payables in relation to transactions with related parties as of March 31, 2023 and December 31, 2022, are as follows:

(in millions of Korean won)
	March 31, 2023
	Receivables						Payables
	Trade receivables		Loans and others		Other receivables		Trade payables		Other payables		Lease Liabilities
Subsidiaries
KT Linkus Co., Ltd.	~~W~~	22	~~W~~	—	~~W~~	67	~~W~~	—	~~W~~	11,569	~~W~~	—
KT Telecop Co., Ltd.		373		—		404		1,275		25,125		—
KTCS Corporation		306		—		10,093		—		53,921		7
KTIS Corporation		8,257		—		—		—		45,641		—
KT Service Bukbu Co., Ltd.		85		—		11		—		17,927		—
KT Service Nambu Co., Ltd.		62		—		—		18,623		2,538		—
KT Skylife Co., Ltd.		19,901		—		14,294		—		7,153		—
KTDS Co., Ltd.		1,006		—		7,882		31,859		60,345		—
KT Estate Inc.		93		—		60,839		—		6,592		20,256
Skylife TV Co., Ltd.		45		—		—		—		2,014		—
BC Card Co., Ltd. [1]		559		—		15,796		—		913		4

44

KT Corporation

Notes to the Separate Interim Financial Statements

As of March 31, 2023 and 2022

(in millions of Korean won)
	March 31, 2023
	Receivables			Payables
	Trade receivables	Loans and others	Other receivables	Trade payables	Other payables	Lease Liabilities
KT Sat Co., Ltd.	996	—	7,000	—	1,287	—
KT Alpha Co., Ltd.	5,720	—	78	4,111	6,031	—
KT Commerce Inc.	97	—	—	2,052	16,004	—
KT M&S Co., Ltd.	11	7,087	90	—	101,957	—
GENIE Music Corporation	17,154	—	294	—	5,261	—
KT M Mobile Co., Ltd.	31,624	—	36	—	1,195	—
Nasmedia, Inc.	1,169	—	3,171	—	1,151	—
KT MOS Bukbu Co., Ltd.	6	—	—	—	11,368	—
KT MOS Nambu Co., Ltd.	3	—	191	—	10,537	—
KT Engineering Co., Ltd.	198	—	1,573	404	25,684	—
KT Studio Genie Co., Ltd.	13	—	1,242	—	15,749	—
kt cloud Co., Ltd.	8,231	—	2	—	33,686	93
East Telecom LLC	5,142	12,114	—	—	248	—
Others	8,484	—	11,108	1,145	11,644	23
Associates and joint ventures
K Bank Inc.	227	—	100,503	—	—	—
Others	157	—	2	—	236	1,573

Total	~~W~~109,941	~~W~~19,201	~~W~~234,676	~~W~~59,469	~~W~~475,776	~~W~~21,956

(in millions of Korean won)
	December 31, 2022
	Receivables						Payables
	Trade receivables		Loans and others		Other receivables		Trade payables		Other payables		Lease liabilities
Subsidiaries
KT Linkus Co., Ltd.	~~W~~	13	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	11,241	~~W~~	—
KT Telecop Co., Ltd.		673		—		382		2,043		25,528		—
KTCS Corporation		173		—		11,221		—		60,045		7
KTIS Corporation		7,634		—		255		—		46,722		—
KT Service Bukbu Co., Ltd.		114		—		6		—		23,105		—
KT Service Nambu Co., Ltd.		—		—		1		—		25,998		—
KT Skylife Co., Ltd.		7,091		—		27,642		—		11,411		—
KTDS Co., Ltd.		1,245		—		1,421		—		107,863		—
KT Estate Inc.		3,011		—		42,267		—		50,563		3,062
Skylife TV Co., Ltd.		23		—		—		—		2,528		—
BC Card Co., Ltd. [1]		323		—		4,201		—		1,077		4
KT Sat Co., Ltd.		1,552		—		—		—		1,724		—

45

KT Corporation

Notes to the Separate Interim Financial Statements

As of March 31, 2023 and 2022

(in millions of Korean won)
	December 31, 2022
	Receivables						Payables
	Trade receivables		Loans and others		Other receivables		Trade payables		Other payables		Lease liabilities
KT Alpha Co., Ltd.		5,869		—		77		—		9,812		—
KT Commerce Inc.		163		—		—		8,017		21,996		—
KT M&S Co., Ltd.		340		8,400		—		—		111,718		—
GENIE Music Corporation		17,308		—		1,106		—		28,658		—
KT M Mobile Co., Ltd.		30,663		—		131		—		6,160		—
Nasmedia, Inc.		3,079		—		3		—		1,522		—
KT MOS Bukbu Co., Ltd.		13		—		829		—		14,086		—
KT MOS Nambu Co., Ltd.		—		—		264		—		14,098		—
KT Engineering Co., Ltd.		547		—		620		753		85,174		2
KT Studio Genie Co., Ltd.		8		—		1,442		—		52,912		—
kt cloud Co., Ltd.		15,844		—		2		—		31,816		290
East Telecom LLC		5,048		11,974		—		—		525		—
Others		9,253		—		156		121		26,266		29
Associates and joint ventures
K Bank Inc.		204		—		100,253		—		—		—
Others		124		—		2		—		685		1,666

Total	~~W~~	110,315	~~W~~	20,374	~~W~~	192,281	~~W~~	10,934	~~W~~	773,233	~~W~~	5,060

[1]	As of March 31, 2023, ~~W~~ 802 million of the unsettled amount (December 31, 2022: ~~W~~ 1,062 million) in credit card transactions with BC Card Co., Ltd. a related party, is included in trade payables.

46

KT Corporation

Notes to the Separate Interim Financial Statements

As of March 31, 2023 and 2022

(5)	Significant transactions with related parties for the three-month periods ended March 31, 2023 and 2022, are as follows:

(in millions of Korean won)	2023
	Sales				Purchases				Acquisition of right-of-use assets		Finance income		Finance costs		Dividends received
	Operating revenue		Other income		Operating expenses		Others [1]
Subsidiaries
KT Linkus Co., Ltd.	~~W~~	1,666	~~W~~	—	~~W~~	15,079	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—
KT Telecop Co., Ltd.		1,707		—		38,223		—		—		3		—		—
KTCS Corporation		28,919		1		83,016		—		—		—		—		381
KTIS Corporation		21,407		—		81,545		—		—		—		—		1,224
KT Service Bukbu Co., Ltd.		5,246		—		54,240		—		—		—		—		—
KT Service Nambu Co., Ltd.		4,942		—		63,306		—		—		—		—		—
KT Skylife Co., Ltd.		28,454		8		6,766		—		—		—		—		8,368
KTDS Co., Ltd.		3,047		—		103,844		—		—		1		—		7,560
KT Estate Inc.		11,843		22		20,937		—		24,635		—		215		17,500
Skylife TV Co., Ltd.		188		—		2,567		—		—		—		—		—
BC Card Co., Ltd.		2,394		14		8,261		—		—		1		—		11,320
KT Sat Co., Ltd.		2,095		—		2,427		—		—		—		—		7,000
KT Alpha Co., Ltd.		15,763		—		10,968		—		—		—		—		—
KT Commerce Inc. [1]		421		—		18,054		10,957		—		—		—		—
KT M&S Co., Ltd.		98,111		11		65,269		—		—		—		—		—
GENIE Music Corporation		100		—		13,150		—		—		—		—		—
KT M Mobile Co., Ltd.		53,953		—		3,614		—		—		—		—		—
Nasmedia, Co., Ltd.		149		—		793		—		—		—		—		3,170
KT MOS Nambu Co., Ltd.		456		—		23,450		—		—		—		—		—
KT MOS Bukbu Co., Ltd.		684		—		23,684		—		—		—		—		—
KT Engineering Co., Ltd. [1]		112		—		5,166		14,129		—		—		—		—
KHS Corporation		1		—		2,087		—		—		—		—		—
KT Studio Genie Co., Ltd. [1]		26		—		12,234		15,634		—		—		—		—
kt cloud Co., Ltd.		27,087		—		31,964		—		—		—		2		—
Others [2]		3,751		8		20,319		—		10		1		1		3,045
Associates and joint ventures
K Bank Inc.		577		592		35		—		—		—		—		—
Others [3]		265		38		1,785		—		—		—		28		1,139

Total	~~W~~	313,364	~~W~~	694	~~W~~	712,783	~~W~~	40,720	~~W~~	24,635	~~W~~	6	~~W~~	246	~~W~~	60,707

[1]	The amount of acquisition of property, equipment and others is included.
[2]	Transactions with KT Strategic Investment Fund No.2 before it was excluded from subsidiary are included
[3]	Transactions with KD living Inc. before it was classified as subsidiary are included.

47

KT Corporation

Notes to the Separate Interim Financial Statements

As of March 31, 2023 and 2022

(in millions of Korean won)	2022
	Sales				Purchases				Acquisition of right-of-use assets		Finance income		Finance costs		Dividends received
	Operating revenue		Other income		Operating expenses		Others [1]
Subsidiaries
KT Linkus Co., Ltd.	~~W~~	1,501	~~W~~	—	~~W~~	13,299	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—
KT Telecop Co., Ltd.		2,615		—		37,489		—		—		—		—		—
KTCS Corporation		24,026		1		82,045		—		—		—		—		318
KTIS Corporation		19,750		166		76,160		—		—		—		—		1,020
KT Service Bukbu Co., Ltd.		3,763		—		54,801		—		—		—		—		—
KT Service Nambu Co., Ltd.		3,707		—		62,901		—		—		—		—		—
KT Skylife Co., Ltd.		18,241		—		9,223		—		—		2		—		8,368
KTDS Co., Ltd.		4,124		1		108,203		39		—		—		—		4,920
KT Estate Inc.		6,752		—		25,661		—		9		—		211		—
Skylife TV Co., Ltd.		23		—		2,095		—		—		—		—		—
BC Card Co., Ltd.		7,419		4		7,257		—		—		—		—		17,439
KT Sat Co., Ltd.		3,926		—		2,920		—		—		—		—		—
KT Alpha Co., Ltd.		16,131		—		25,078		—		—		—		—		—
KT Commerce Inc.		225		—		23,631		13,719		—		—		—		—
KT M&S Co., Ltd.		103,303		8		57,166		24		—		—		—		—
GENIE Music Corporation		541		—		13,894		—		—		—		—		—
KT M Mobile Co., Ltd.		43,348		—		7,917		—		—		—		—		—
Nasmedia, Co., Ltd.		223		—		1,250		—		—		—		—		3,293
KT MOS Nambu Co., Ltd.		434		—		16,552		97		—		—		—		—
KT MOS Bukbu Co., Ltd.		625		—		17,297		—		—		—		—		—
KT Engineering Co., Ltd.		123		—		6,141		21,305		—		—		—		—
KHS Corporation		4		—		2,469		—		—		—		—		—
Others		17,441		—		41,508		97		—		1		1		242
Associates and joint ventures
K-REALTY CR REITs No.1		—		—		—		—		—		—		—		45,549
K Bank Inc.		1,019		—		13		—		—		—		—		—
Others		191		—		1,578		826		—		—		—		—

Total	~~W~~	279,455	~~W~~	180	~~W~~	696,548	~~W~~	36,107	~~W~~	9	~~W~~	3	~~W~~	212	~~W~~	81,149

[1]	The amount of acquisition of property, equipment and others is included.

48

KT Corporation

Notes to the Separate Interim Financial Statements

As of March 31, 2023 and 2022

(6)	Key management compensation

Key management compensation for the three-month periods ended March 31, 2023 and 2022, consists of:

(in millions of Korean won)	2023		2022
Salaries and other short-term benefits	~~W~~	401	~~W~~	555
Post-employment benefits		71		105
Stock-based compensation		166		165

Total	~~W~~	638	~~W~~	825

(7)	Fund transactions with related parties for the three-month periods ended March 31, 2023 and 2022, are as follows:

(in millions of Korean won)	2023
	Loan transactions				Borrowing transactions[1]				Equity contributions in cash
	Loans		Collections		Borrowings		Refunds
Subsidiaries
KT M&S Co., Ltd.	~~W~~	14,700	~~W~~	16,013	~~W~~	—	~~W~~	—	~~W~~	—
KT Estate Inc.		—		—		29		6,391		—
KT HEALTHCARE VINA COMPANY LIMITED		—		—		—		—		13,001
Others[2]		140		—		—		214		(2,380)
Associates and joint ventures
Telco Credit Bureau Co., Ltd.		—		—		—		—		6,500
KT-IBKC Future Investment Fund 1		—		—		—		—		(910)
Others		—		—		—		110		—

Total	~~W~~	14,840	~~W~~	16,013	~~W~~	29	~~W~~	6,715	~~W~~	16,211

[1]	Lease transactions are included in borrowing transactions.
[2]	Transactions with KT Strategic Investment Fund No.2 before it was excluded from subsidiary are included

49

KT Corporation

Notes to the Separate Interim Financial Statements

As of March 31, 2023 and 2022

(in millions of Korean won)	2022
	Loan transactions				Borrowing transactions[1]				Equity contributions in cash
	Loans		Collections		Borrowings		Refunds
Subsidiaries
KT Strategic Investment Fund 6	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	9,200
KT M&S Co., Ltd.		14,700		16,013		—		—		—
KT Estate Inc.		—		—		9		7,457		—
Others		685		—		—		16		1,532
Associates and joint ventures
Megazone Cloud Corporation		—		—		—		—		130,001
IBK-KT Emerging Digital Industry Investment Fund		—		—		—		—		4,500
Others		—		—		—		—		2,400

Total	~~W~~	15,385	~~W~~	16,013	~~W~~	9	~~W~~	7,473	~~W~~	147,633

[1]	Lease transactions are included in borrowing transactions.

(8)	At the end of the reporting period, the Company entered into a credit card agreement with a limit of ~~W~~ 9,100 million (December 31, 2022: ~~W~~ 8,995 million) with BC Card Co., Ltd.

(9)	Provision of collateral and Obligation to supplement funds, etc.

The Company has an obligation to invest in Kiamco Data Center Blind Fund, a related party, and others according to the agreement. As of March 31, 2023 the Company is planning to invest an additional ~~W~~ 52,150 million.

50

KT Corporation

Notes to the Separate Interim Financial Statements

As of March 31, 2023 and 2022

28.	Fair Value

During the period ended March 31, 2023, there have been no significant changes in the business or economic environment that affect the fair value of the Company’s financial assets and liabilities.

(1)	Fair Value of Financial Instruments by Category

Carrying amount and fair value of the financial assets and financial liabilities by category as of March 31, 2023 and December 31, 2022, are as follows:

(in millions of Korean won)	March 31, 2023			December 31, 2022
	Carrying amount		Fair value	Carrying amount		Fair value
Financial assets
Cash and cash equivalents	~~W~~	866,346	[1]	~~W~~	966,307	[1]
Trade and other receivables
Financial assets at amortized cost [2]		3,405,422	[1]		3,453,513	[1]
Financial assets at fair value through other comprehensive income		277,258	277,258		129,124	129,124
Other financial assets
Financial assets at amortized cost		492,954	[1]		416,294	[1]
Financial assets at fair value through profit or loss		398,526	398,526		410,388	410,388
Financial assets at fair value through other comprehensive income		1,310,809	1,310,809		1,214,059	1,214,059
Derivative financial assets for hedging		245,193	245,193		185,989	185,989

Total	~~W~~	6,996,508		~~W~~	6,775,674

Financial liabilities
Trade and other payables [3]	~~W~~	4,729,071	[1]	~~W~~	5,390,106	[1]
Borrowings		8,035,270	7,690,250		7,495,561	6,968,828
Other financial liabilities
Financial assets at fair value through profit or loss		6,840	6,840		5,164	5,164
Derivative financial liabilities for hedging		15,211	15,211		32,402	32,402

Total	~~W~~	12,786,392		~~W~~	12,923,233

[1]	The Company did not conduct a fair value estimation since the book amount is a reasonable approximation of fair value.
[2]	Lease receivables are excluded from fair value in accordance with Korean IFRS 1107.
[3]	Amounts related to employee benefit plans are included in trade and other payables at the end of the previous year.

51

KT Corporation

Notes to the Separate Interim Financial Statements

As of March 31, 2023 and 2022

(2)	Fair Value Hierarchy

Assets measured at fair value are categorized within the fair value hierarchy, and the defined levels are as follows:

•	Level 1: The quoted (unadjusted) price in active markets for identical assets or liabilities that an entity can access at the measurement date.

•	Level 2: All inputs other than quoted prices included in Level 1 that are observable, either directly or indirectly, for the asset or liability.

•	Level 3: The unobservable inputs for the asset or liability.

Fair value hierarchy classifications of financial assets and financial liabilities that are measured at fair value or its fair value is disclosed as of March 31, 2023 and December 31, 2022, are as follows:

(in millions of Korean won)	March 31, 2023
	Level 1		Level 2		Level 3		Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	—	~~W~~	277,258	~~W~~	—	~~W~~	277,258
Other financial assets
Financial assets at fair value through profit or loss		—		—		398,526		398,526
Financial assets at fair value through other comprehensive income		1,111,069		—		199,740		1,310,809
Derivative financial assets for hedging		—		245,193		—		245,193

Total	~~W~~	1,111,069	~~W~~	522,451	~~W~~	598,266	~~W~~	2,231,786

Liabilities
Borrowings	~~W~~	—	~~W~~	7,690,520	~~W~~	—	~~W~~	7,690,520
Other financial liabilities
Financial liabilities at fair value through profit or loss		—		—		6,840		6,840
Derivative financial liabilities for hedging		—		15,211		—		15,211

Total	~~W~~	—	~~W~~	7,705,731	~~W~~	6,840	~~W~~	7,712,571

52

KT Corporation

Notes to the Separate Interim Financial Statements

As of March 31, 2023 and 2022

(in millions of Korean won)	December 31, 2022
	Level 1		Level 2		Level 3		Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	—	~~W~~	129,124	~~W~~	—	~~W~~	129,124
Other financial assets
Financial assets at fair value through profit or loss		—		—		410,388		410,388
Financial assets at fair value through other comprehensive income		1,015,606		—		198,453		1,214,059
Derivative financial assets for hedging		—		185,989		—		185,989

Total	~~W~~	1,015,606	~~W~~	315,113	~~W~~	608,841	~~W~~	1,939,560

Liabilities
Borrowings	~~W~~	—	~~W~~	6,968,828	~~W~~	—	~~W~~	6,968,828
Other financial liabilities
Financial liabilities at fair value through profit or loss		—		—		5,164		5,164
Derivative financial liabilities for hedging		—		32,402		—		32,402

Total	~~W~~	—	~~W~~	7,001,230	~~W~~	5,164	~~W~~	7,006,394

53

KT Corporation

Notes to the Separate Interim Financial Statements

As of March 31, 2023 and 2022

(3)	Transfers Between Fair Value Hierarchy Levels of Recurring Fair Value Measurements

Details of transfers between Level 1 and Level 2 of the fair value hierarchy for recurring fair value measurements.

There are no transfers between Level 1 and Level 2 of the fair value hierarchy for recurring fair value measurements.

Details of changes in Level 3 of the fair value hierarchy for recurring fair value measurements.

Details of changes in Level 3 of the fair value hierarchy for recurring fair value measurements for the three-month periods ended March 31, 2023 and 2022 are as follows:

(in millions of Korean won)	March 31, 2023
	Financial assets				Financial liabilities
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Financial liabilities at fair value through profit or loss
Beginning balance	~~W~~	410,388	~~W~~	198,453	~~W~~	5,164
Amount recognized in profit or loss		(12,079)		—		1,676
Acquisition		1,125		2,287		—
Transfer		—		(1,000)		—
Disposal		(908)		—		—

Ending balance	~~W~~	398,526	~~W~~	199,740	~~W~~	6,840

(in millions of Korean won)	March 31, 2022
	Financial assets						Financial liabilities
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivatives used for hedging		Financial liabilities at fair value through profit or loss
Beginning balance	~~W~~	299,263	~~W~~	190,821	~~W~~	31,565	~~W~~	5,329
Amount recognized in profit or loss		—		—		10,123		—
Amount recognized in other comprehensive income		—		—		(2,962)		—
Acquisition		12,663		1,981		—		—

Ending balance	~~W~~	311,926	~~W~~	192,802	~~W~~	38,726	~~W~~	5,329

54

KT Corporation

Notes to the Separate Interim Financial Statements

As of March 31, 2023 and 2022

(4)	Valuation Methods

Valuation methods used in recurring fair value measurements categorized within Level 2 and Level 3 of the fair value hierarchy as of March 31, 2023 and December 31, 2022, are as follows:

(in millions of Korean won)	March 31, 2023
	Fair value		Level	Valuation techniques
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	277,258	2	DCF Model
Other financial assets
Financial assets at fair value through profit or loss		398,526	3	DCF Model, Adjusted Net Asset Model, Binomial Option Pricing Model, Monte Carlo Simulation
Financial assets at fair value through other comprehensive income		199,740	3	Market Approach Model
Derivative financial assets for hedging		245,193	2	DCF Model
Liabilities
Borrowings	~~W~~	7,690,520	2	DCF Model
Other financial liabilities
Financial liabilities at fair value through profit or loss		6,840	3	Binomial Option Pricing Model, Monte Carlo Simulation
Derivative financial liabilities for hedging		15,211	2	DCF Model

55

KT Corporation

Notes to the Separate Interim Financial Statements

As of March 31, 2023 and 2022

(in millions of Korean won)	December 31, 2022
	Fair value		Level	Valuation techniques
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	129,124	2	DCF Model
Other financial assets
Financial assets at fair value through profit or loss		410,388	3	DCF Model, Adjusted Net Asset Model, Binomial Option Pricing Model, Monte Carlo Simulation
Financial assets at fair value through other comprehensive income		198,453	3	Market Approach Model
Derivative financial assets for hedging		185,989	2	DCF Model
Liabilities
Borrowings	~~W~~	6,968,828	2	DCF Model
Other financial liabilities
Financial liabilities at fair value through profit or loss		5,164	3	Binomial Option Pricing Model, Monte Carlo Simulation
Derivative financial liabilities for hedging		32,402	2	DCF Model

(5)	Valuation Processes for Fair Value Measurements Categorized Within Level 3

The Company uses external experts that perform the fair value measurements required for financial reporting purposes. External experts report directly to the Chief Financial Officer (CFO) and discuss the valuation processes and results with the CFO in line with the Company’s closing dates.

(6)	Gains and Losses on Valuation at the Transaction Date

In the case that the Company values derivative financial instruments using inputs not based on observable market data, and the fair value calculated by valuation methods using such data differs from the transaction price, then the fair value of the financial instrument is recognized at the transaction price. The difference between the fair value at initial recognition and the transaction price is deferred and amortized using a straight-line method by maturity of the financial instrument. However, in the case that the inputs of the valuation method become observable in markets, the remaining deferred difference is immediately recognized in full in profit or loss.

56

KT Corporation

Notes to the Separate Interim Financial Statements

As of March 31, 2023 and 2022

In relation to this, details and changes of the total deferred difference for the three-month periods ended March 31, 2023 and 2022, are as follows:

(in millions of Korean won)	2023		2022
	Derivatives used for hedging		Derivatives used for hedging
Beginning balance	~~W~~	—	~~W~~	831
Recognized at fair value through profit or loss		—		(356)

Ending balance	~~W~~	—	~~W~~	475

29.	Events After the Reporting Period

In accordance with the shareholder agreement, LS Cable & System Ltd. exercised its call option for KT Submarine Co., Ltd on April 3, 2023.

57